                                                Filed Pursuant to Rule 424(b)(3)
PROSPECTUS                                      Registration No. 333-86972


AUGUST 7, 2003


                               UP TO $232,586,000
                              SPECIALTY TRUST, INC.
                         COLLATERALIZED INVESTMENT NOTES

Consider carefully the risk factors, beginning on page 13 of this prospectus, including the following:

     - The Notes are not insured or guaranteed and your recourse for payment is limited to our assets.

     - The Notes have limited liquidity and you may not be able to sell your Notes for cash. There is no secondary trading market and none is likely to develop.

     - The volatility of the market value of our loan portfolio, including the pledged mortgage loans may result in a deficiency upon liquidation and in losses to Noteholders.

     - We depend heavily on our Manager and any change in Managers could harm our operations.

     - We have potential conflicts of interest with our Manager that arise under the management agreement, which, among other things, could lead to the acquisition of riskier or more speculative mortgage loans.

     - The Manager negotiates origination and renewal fees and the first 2 1/2 points collected from a borrower is paid to the Manager. This presents a potential conflict of interest in that higher points could mean a lower interest rate, which would reduce interest income over the life of a loan.

     - If we terminate our Manager without cause, the termination fee payable to the Manager would reduce cash available for operations and the repayment of Notes.

     - There are no charter or bylaw limitations on our use of leverage. We have a targeted debt to equity ratio of approximately 1:1. Any failure to refinance outstanding borrowings as they come due, whether under lines of credit or our Note program, may materially adversely impact our operations and solvency and our ability to repay the Notes.

     - Should we fail to maintain REIT status, we would be subject to tax as a regular corporation, which could reduce our earnings and our ability to make timely payments on the Notes.

     - Future revisions in policies and strategies at the discretion of the Board of Directors may harm our operations and your investment.

     - We face loss exposure due to the credit risks of mortgage lending which could harm our ability to make timely payments on the Notes.

     -    There is no limit on the types of mortgage loans we may acquire.

     - There are no limits on the geographic concentration of the loans we may acquire.

Specialty Trust, Inc., formerly Specialty Mortgage Trust, Inc., (the "Company") is a mortgage finance company that acquires and holds, in a tax-advantaged real estate investment trust or REIT structure, mortgage loans secured by property located primarily in the States of Nevada, Arizona and Colorado. Specialty Financial, as the manager for the REIT, originates and services our mortgage loans and is responsible for our day-to-day operations. Nello Gonfiantini III, a director and our chief executive officer, is also an executive officer, director and the sole stockholder of Specialty Financial (the "Manager). We have no separate employees from the Manager and we share its facilities. We have no ownership interest in the Manager. Specialty Financial has significant operating discretion as to the implementation of our business strategy and policies. These relationships create potential conflicts of interest to the extent Specialty Financial's own interests at any given time are not identical to our interests.


Specialty Trust, Inc. is offering up to $232,586,000 of its Collateralized Investment Notes with issuances expected to take place on a monthly basis. The maximum principal of Notes that can be outstanding at any time may not exceed $100 million. There is no minimum amount of Notes that may be sold. Unless otherwise stated in a supplement to this prospectus, no selling commissions will be deducted from the proceeds received by us from the issuance of the Notes.

THE COLLATERALIZED INVESTMENT NOTES:

     - will be secured by assets of Specialty Trust, Inc., that are pledged from time to time, consisting of mortgage loans, short-term money market instruments and/or cash;

     - will have a maturity that is fixed on the date of issuance within a range of a minimum of 1 month to a maximum of five years from the date of issuance; and

     - will bear interest rates as established from time to time, with interest payable, at the election of the Noteholder, either monthly in arrears or, compounding monthly, at maturity. For maturities exceeding one year interest will be either paid monthly in arrears or, compounded monthly and paid annually, and at stated maturity.

     Investors may select the term and corresponding interest rate offered in a supplement to this prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                TABLE OF CONTENTS

                                                                                        PAGE
                                                                                        ----
PROSPECTUS SUMMARY..............................................................          1
     Summary of the Offering....................................................          1
     Summary Risk Factors.......................................................          2
     The Company................................................................          8
     Use of Proceeds............................................................          9
     Dividend Policy and Distributions..........................................          9
     Business...................................................................          9
     The Manager................................................................         11
     Ratio of Earnings to Fixed Charges.........................................         12
RISK FACTORS....................................................................         13
     Risk Factors Associated with an Investment in Collateralized
            Investment Notes....................................................         13
     The Notes are not insured or guaranteed and your recourse
           for payment is limited to our assets.................................         13
     The Notes have limited liquidity and you may not be able
           to sell your Notes for cash..........................................         13
     The volatility of the market value of the pledged mortgage loans may result in a deficiency upon liquidation and
           in losses to Noteholders.............................................         13
     The indenture governing the securities contains limited
           events of default, which means there will be limited
           opportunities for a trustee to foreclose on the pledged
           mortgage loans on behalf of Noteholders..............................         13
     At the time of your investment, we may not have
           identified the mortgage loans that we will invest in
           with the proceeds of the offering and there is no
           assurance that our Manager will identify and fund
           mortgage loans at favorable spreads..................................         13
     At the time of your investment, you may not have sufficient information to make an informed investment decision
           because of our limited operating history.............................         14
     Our Notes are unrated and your investment decision must
           be made without rating agency input..................................         14
     Timely payment to Noteholders of amounts due on the
           Notes could be harmed by bankruptcy
           laws.................................................................         14
     Risk Factors Associated with the Overall Enterprise of
           Specialty Trust, Inc.................................................         14
     We depend heavily on our Manager and any change in
           Managers could harm our operations...................................         14
     We have potential conflicts of interest with our Manager
           that arise under the management agreement............................         14
     If we terminate our Manager without cause, the
           termination fee payable to the Manager would reduce
           cash available for operations and the repayment
           of Notes.............................................................         15
     Failure to refinance outstanding borrowings may
           materially adversely impact our operations and
           solvency and our ability to repay the Notes..........................         15
     Should we fail to maintain REIT status, we would be
           subject to tax as a regular corporation, which
           could reduce our earnings and our ability to make
           timely payments on the Notes.........................................         15
     Future revisions in policies and strategies at the
           discretion of Board of Directors may adversely
           affect our operations and your investment............................         16
     If we should cease to qualify for an investment
           company act exemption, our ability to use
           leverage and to conduct our business would be
           harmed as would our ability to .......make timely payments
           on the Notes.........................................................         16
     Risk Factors Associated with the Business of Mortgage
           Lending and Managing a Mortgage Loan Portfolio.......................         16
     We face loss exposure due to the credit risks of mortgage
           lending which could harm our ability to
           make timely payments on the Notes....................................         16
     Intense competition in the mortgage loan industry may
           result in reduced net income or in revised underwriting
           standards, which would harm our
           operations and your investment.......................................         19
     General economic and financial conditions in mortgage
           and financial markets may affect our results of
           operations and your investment.......................................         19
     We face adverse effects of using leverage to finance
           mortgage loan originations...........................................         19
     New laws and regulations, new administrative or judicial
           interpretations or our failure to comply with existing
           federal, state or local legislation or regulation
           could harm our operations and your
           investment...........................................................         20
     Our mortgage portfolio has limited liquidity, which could
           impact our ability to make timely payment on
           the Notes............................................................         20
THE COMPANY.....................................................................         22
USE OF PROCEEDS.................................................................         23
DIVIDEND POLICY AND DISTRIBUTIONS...............................................         24
CAPITALIZATION..................................................................         25
SELECTED FINANCIAL AND OTHER DATA...............................................         26
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
     FINANCIAL CONDITION AND RESULTS OF
     OPERATIONS.................................................................         27
     Safe Harbor Statement......................................................         27
     Overview...................................................................         27
     Significant Aspects of the first quarter of 2003 and the
     Years Ended 2002, 2001, and 2000...........................................         27
     Critical Accounting Policies...............................................         28
     Changes in Financial Condition.............................................         29
        First Quarter 2003 Compared to 2002.....................................         29
           Assets...............................................................         29
           Liabilities..........................................................         30
        2002 Compared to 2001...................................................         30
           Assets...............................................................         30
           Liabilities..........................................................         32
        2001 Compared to 2000...................................................         32
           Assets...............................................................         32
           Liabilities..........................................................         32
     Results of Operations......................................................         33
        First Quarter 2003 Compared to First Quarter 2002.......................         34
        2002 Compared to 2001...................................................         34
        2001 Compared to 2000...................................................         35
     Interest Rate/Market/Credit Risk...........................................         35
     Liquidity and Capital Resources............................................         36

                                                                                        PAGE
                                                                                        ----

     Risk Management and the Allowance for Loan
           Losses...............................................................         37
     Non-Performing Loans, Potential Problem Loans,
           and Other Real Estate................................................         38
     Land held for Residential Development and Real Estate
           Owned (Held for Sale)................................................         39
     Inflation..................................................................         39
     Forward Looking Statements.................................................         39
     Quantitative and Qualitative Disclosures About
           Market Risk..........................................................         39
BUSINESS........................................................................         40
     Investment Strategies and Polices..........................................         40
     Leverage Strategies and Policies...........................................         46
     Operating Strategies and Policies..........................................         47
     Other Company Policies.....................................................         49
     Legal Proceedings..........................................................         49
THE MANAGER.....................................................................         49
     Management Fees............................................................         49
     Administrative Services Provided by the Manager............................         51
     Expenses...................................................................         51
     Term and Termination.......................................................         52
     Potential Conflicts of Interest and Limits of Responsibility...............         52
MANAGEMENT .....................................................................         53
     Directors and Executive Officers...........................................         53
     Terms of Directors and Officers............................................         54
     Committees of the Board....................................................         55
     Compensation Committee Interlocks..........................................         55
     Compensation of Directors..................................................         55
     Executive Compensation.....................................................         56
     Stock Option Plan..........................................................         56
PRINCIPAL SECURITYHOLDERS.......................................................         58
     Beneficial Ownership of Capital Stock by
           Large Securityholders................................................         58
     Beneficial Ownership of Capital Stock by
           Directors and Executive Officers.....................................         59
DESCRIPTION OF THE NOTES........................................................         60
     General....................................................................         60
     Redemption.................................................................         61
     Fee for early redemption...................................................         61
     Collateral.................................................................         61
     Calculation of the value of the collateral.................................         62
     Withdrawals and substitutions of collateral................................         63
     Payments on pledged assets.................................................         63
     Purchase and resale of Notes...............................................         63
     Financial reports..........................................................         64
     Events of default..........................................................         64
     Priority...................................................................         65
     Merger.....................................................................         65
     The Trustee................................................................         65
     Modification...............................................................         65
     List of Noteholders........................................................         66
     Annual compliance statement................................................         66
     Trustee's annual report....................................................         66
     Trustee....................................................................         66
FEDERAL INCOME TAX CONSEQUENCES.................................................         67
     Tax Classification of the Notes............................................         67
     Tax Classification of Specialty Trust......................................         67
     Tax Classification of the Collateral Pool..................................         68
     Tax Consequences to Noteholders............................................         68
     STATE AND LOCAL TAX CONSIDERATIONS.........................................         69
     ERISA INVESTORS............................................................         69
     PLAN OF DISTRIBUTION.......................................................         70
     LEGAL MATTERS..............................................................         71
     EXPERTS....................................................................         71
     WHERE YOU CAN FIND MORE INFORMATION........................................         71
     SALES LITERATURE...........................................................         71
     GLOSSARY...................................................................         72
     FINANCIAL STATEMENTS.......................................................        F-1

                               PROSPECTUS SUMMARY

     This summary highlights selected information from this prospectus and does not contain all of the information that you need to consider in making your investment decision. You should read this entire prospectus carefully to understand all of the terms of the offering. We include a glossary beginning on page 70.

                             SUMMARY OF THE OFFERING

     Securities offered. This prospectus relates to up to $232,586,000 of Specialty Trust, Inc.'s Collateralized Investment Notes. The maximum principal amount outstanding at any time may not exceed $100,000,000.

     Term. The Notes are expected to be issued monthly with maturities ranging from one month to five years from the date of issuance.

     Minimum denominations. $25,000.

     Date of Issuance. The 20th day of the month, or the first business day thereafter unless otherwise provided in the prospectus supplement.

     Interest. We will establish interest rates on the Notes offered in this prospectus from time to time, based on market conditions and our financial requirements. Once fixed at issuance, the interest rate on a Note and the method of computing interest will not change unless the term of the Note is extended. Interest on the Notes is payable at the election of the Noteholder either (a) payable monthly in arrears on the 20th day of each month or (b) compounded monthly and payable at the earlier of maturity or the annual anniversary of issuance. Effective for notes issued after July 28, 2003, accrued interest on Notes issued after the date of this prospectus is to be computed on the basis set forth in the supplement to this prospectus relating to such Notes. Investors may select the term and corresponding interest rate offered in that supplement.

     Redemption. The Notes are not subject to redemption at our option. We, in our sole discretion, may honor a written request for early redemption by acquiring the Note from the holder.

     Penalty for Early Redemption. If we decide, in our sole discretion, to honor a written request for early redemption of a Note, we retain the right to withhold, depending upon the term of the Note, up to two years of interest.

     Collateral. The Notes will be collateralized by pledged assets consisting of (a) designated mortgage loans in an aggregate principal amount at least equal to one and a half (1 1/2) times the aggregate principal amount outstanding on the Notes, (b) short-term money market instruments and cash at least equal to the aggregate principal amount outstanding on the Notes or (c) a combination of the foregoing. We anticipate that the pledged assets will consist primarily of various mortgage loans.

     The Trustee. Pursuant to the terms of an indenture, Deutsche Bank National Trust Company, formerly known as Bankers Trust Company of California, N.A., serves as trustee and holds the pledged assets for the benefit of the Noteholders.

     Valuation of collateral. On the 20th day of each month, we are required to calculate and certify to the trustee the value of the collateral securing the Notes within the last five business days using the current principal amount of the eligible pledged mortgage loans, the principal or face amount of the pledged short-term money market instruments and the face value of pledged cash.

     Maintenance of collateral. If on any valuation date the value of the pledged assets is less than that required to be maintained, we shall, not later than the month-end following the valuation date, (i) deliver to the trustee additional eligible collateral and/or (ii) purchase outstanding Notes, such that after taking such actions the value of the collateral is equal to or greater than that required to be maintained.

     Withdrawal or substitution of pledged assets. We may, upon request to the trustee, withdraw or substitute pledged assets at any time if, after giving effect to any such withdrawal or substitution, the value of the pledged assets is at least equal to the amount required to be maintained.

     Payments and distributions on the pledged assets. Unless an event of default has occurred and is continuing with respect to the Notes, we shall be entitled to collect all payments on the pledged assets. Upon the occurrence of an event of default and while it shall be continuing, the trustee may require that payments on pledged assets be paid directly to it and, if we then receive any payments on the pledged assets, we shall hold such payments in trust for the benefit of the trustee and the holders of the Notes.

     Form. Book-entry and nonnegotiable unless otherwise provided in the prospectus supplement. We will provide the holder with a confirmation of the transaction. We will not issue promissory notes to individual holders.

     Automatic Extension. We will send you, at an address you provide us, notice of maturity generally about two weeks prior to maturity. Unless we receive notice from the Noteholder at least one business day before the maturity date of the Note to pay the maturing Note in cash or we give the holder notice at least five business days before the Note's maturity that the Notes will be paid in cash, we will automatically rollover a maturing Note of one year or less, by issuing a new Note with a term equal to the maturing Note's original term. For Notes that exceed one year, we will automatically rollover a maturing Note by issuing a new Note with a term equal to three months. We will rollover Notes at the interest rate, and the method of computing interest, we are offering on a newly-issued Notes of the same term, or if the original term exceeds one year, we will rollover for a three month term at the rate, and the method of computing interest, we are offering on newly-issued Notes with that term. A Noteholder whose Note is rolled over shall be paid the interest due at maturity in cash and only the principal amount shall be rolled over.

                              SUMMARY RISK FACTORS

     Prior to making an investment decision, prospective investors should carefully consider all of the information set forth in this prospectus and, in particular, should evaluate the factors set forth in "Risk Factors." These risk factors include:

RISK FACTORS ASSOCIATED WITH AN INVESTMENT IN COLLATERALIZED INVESTMENT NOTES

     THE NOTES ARE NOT INSURED OR GUARANTEED AND YOUR RECOURSE FOR PAYMENT IS LIMITED TO OUR ASSETS.

     The Notes represent obligations solely of Specialty Trust and are not insured or guaranteed by any governmental agency or instrumentality or any other person or entity.

     THE NOTES HAVE LIMITED LIQUIDITY AND YOU MAY NOT BE ABLE TO SELL YOUR NOTES FOR CASH.

     There is no secondary trading market for the Notes and one is unlikely to develop. As a result, the ability of a Noteholder to transfer the Note to another party for cash, or to pledge a Note as collateral, is expected to be very limited.

     THE VOLATILITY OF THE MARKET VALUE OF THE PLEDGED MORTGAGE LOANS MAY RESULT IN A DEFICIENCY UPON LIQUIDATION AND IN LOSSES TO NOTEHOLDERS.

     There is no well-developed secondary trading market for a substantial portion, if not all, of our portfolio. Many of our mortgage loans are construction or development loans whose value depends not only on favorable economic conditions but also the continued financial viability of the developer. Accordingly, the market value of the pledged mortgage loans, and of our mortgage loans generally, may fluctuate significantly. In addition, our mortgage loans, including those that are pledged, may prove to be illiquid. Consequently, such mortgage loans may need to be liquidated at a discount, in which case the proceeds of liquidation might be less than the outstanding principal amount of, and interest payable on, the Notes.

     THE INDENTURE GOVERNING THE SECURITIES CONTAINS LIMITED EVENTS OF DEFAULT, WHICH MEANS THERE WILL BE LIMITED OPPORTUNITIES FOR A TRUSTEE TO FORECLOSE ON THE PLEDGED MORTGAGE LOANS ON BEHALF OF NOTEHOLDERS.

     The securities offered in this prospectus are governed by a trust indenture, which is an agreement between us and the trustee about the terms of the securities. The indenture governing the securities contains only limited events of default other than our failure to pay principal or interest on time.

     AT THE TIME OF YOUR INVESTMENT, WE MAY NOT HAVE IDENTIFIED THE MORTGAGE LOANS THAT WE WILL INVEST IN WITH THE PROCEEDS OF THE OFFERING AND THERE IS NO ASSURANCE THAT OUR MANAGER WILL IDENTIFY AND FUND MORTGAGE LOANS AT FAVORABLE SPREADS.

     We rely on our Manager to identify mortgage loans to be originated by it and acquired by us. Our earnings, and our ability to make payments on the Notes, depend on our ability to acquire mortgage loans at favorable rates compared to our borrowing costs. There is no assurance that the favorable spreads we require can be attained. At the time of your investment in Notes, we may not have identified the mortgage loans that we will invest in with the proceeds of the offering, except to the extent mortgages have been funded with bank lines or other borrowings that are being repaid with such proceeds. For example, on March 31, 2003, there was an approximately $11.6 million outstanding balance on the bank lines of credit. If we had closed a sale of Notes on the 20th of that month, proceeds would be used first to pay down those bank lines and then fund "pipeline" loans which might close thereafter. Prior to your investment, you will be unable to evaluate the manner in which proceeds are to be invested and the economic merit of the particular mortgage loan. In addition, there may be a substantial period of time before the proceeds of the offering are invested and therefore a delay in receiving the maximum return on the money we have available to invest.

     AT THE TIME OF YOUR INVESTMENT, YOU MAY NOT HAVE SUFFICIENT INFORMATION TO MAKE AN INFORMED INVESTMENT DECISION BECAUSE OF OUR LIMITED OPERATING HISTORY.

     We began operations on January 31, 1998. Because we have not developed an extensive earnings history nor experienced a wide variety of interest rate or market conditions, our historical operating performance may not predict our future performance. In addition, our Manager, Specialty Financial, commenced operations as Gonzo Financial in 1995, primarily originating and servicing mortgage loans, and had no experience in the day-to-day management of a mortgage REIT until we began our operations. This lack of experience could harm our operating performance, particularly if we are called upon to respond to changing market conditions.

RISK FACTORS ASSOCIATED WITH THE OVERALL ENTERPRISE OF SPECIALTY TRUST, INC.

     WE DEPEND HEAVILY ON OUR MANAGER AND ANY CHANGE IN MANAGERS COULD HARM OUR OPERATIONS.

     Our operations depend heavily on the contributions of Mr. Gonfiantini and our Manager Specialty Financial. Mr. Gonfiantini, a director and our chief executive officer, is also an executive officer, director and the sole stockholder of Specialty Financial. We have no separate employees from the Manager and we share its facilities. We have no ownership interest in the Manager. Specialty Financial has significant operating discretion as to the implementation of our business strategy and policies. We rely on Specialty Financial for day-to-day management and mortgage origination and servicing. Accordingly, our success depends in significant part on Mr. Gonfiantini and our Manager, who would be difficult to replace. This dependence and any change in the Manager could harm our operations and our ability to make timely payments of amounts due on the Notes.

     WE HAVE POTENTIAL CONFLICTS OF INTEREST WITH OUR MANAGER THAT ARISE UNDER THE MANAGEMENT AGREEMENT.

     Origination Fee. The first 2.5% (2 1/2 points) of the loan principal balance of any origination fees (points) collected from the borrower is paid to the Manager as part of the management fee. The size of the mortgage origination fees are market driven but may vary through negotiation with the borrower. To the extent higher origination fees are paid, the interest rate on the loan may be reduced. This would reduce the interest income we would receive from the loan.

     Loan Servicing Fee. As part of the management fee, one-half of one percent of the total mortgage loan portfolio is retained by the Manager as a loan servicing fee. An undue emphasis on increasing the size of the mortgage loan portfolio, thereby increasing the Manager's compensation, could result in the acquisition of riskier or more speculative loans.

     Incentive Fee. We also pay our Manager an incentive fee equal to 50% of our quarterly tax basis income in excess of an annualized return of 12% on our net worth for that quarter. If the marketplace works as expected, i.e., higher risk, higher reward, the incentive fee structure to the extent it encourages an undue short-term emphasis on the acquisition of higher yielding loans could result in the acquisition of riskier or more speculative loans.

     Services to Others. The management agreement does not limit or restrict the right of the Manager to engage in any business or render services of any kind to any other person, including the purchase of, or rendering advice to others purchasing, mortgages that meet our policies and criteria.

     No Minimum Time Commitment. The management agreement does not impose a minimum time commitment that the Manager and its personnel must devote to providing services to us. The ability of the Manager to engage in other business activities could reduce the time and effect spent by the Manager on our management.

     Limits of Manager Responsibility. The Manager assumes no responsibility other than to render the services called for under the management agreement in good faith and shall not be responsible for any action of the Board of Directors in following or declining to follow any advice or recommendations of the Manager. The Manager, its directors, officers, stockholders and employees will not be liable to us, any subsidiary of ours, our subsidiary's stockholders or the unaffiliated directors for any acts or omissions by the Manager, its directors, officers, stockholders or employees under or in connection with the management agreement, except by reason of acts or omissions constituting bad faith, willful misconduct, gross negligence or reckless disregard of their duties under the management agreement.

     Indemnification. We have agreed to indemnify the Manager, its directors, officers, stockholders and employees with respect to all expenses, losses, damages, liabilities, demands, charges and claims arising from any acts or omissions of the Manager made in good faith in the performance of its duties under the management agreement and not constituting bad faith, willful misconduct, gross negligence or reckless disregard of its duties.

     IF WE TERMINATE OUR MANAGER WITHOUT CAUSE, THE TERMINATION FEE PAYABLE TO THE MANAGER WOULD REDUCE CASH AVAILABLE FOR OPERATIONS AND THE REPAYMENT OF NOTES.

     Upon nonrenewal by us of the management agreement without cause, a termination fee will be payable to the Manager in an amount equal to the greater of the fair value of the management agreement as established by an independent appraiser or 4% of our mortgage loan portfolio. Since the fair market of the management agreement would be determined by an independent appraiser at a future date based upon then applicable facts and circumstances, no such termination fee can be estimated with an reasonable degree of certainty. On the other hand, 4% of our mortgage loan portfolio at March 31, 2003 would be approximately $4.0 million. The termination fee, if paid, would harm the cash available for our operations and the repayment of the Notes.

     FAILURE TO REFINANCE OUTSTANDING BORROWINGS MAY MATERIALLY ADVERSELY IMPACT OUR OPERATIONS AND SOLVENCY AND OUR ABILITY TO REPAY THE NOTES.

     We have a targeted debt-to-equity ratio of 1:1. Our ability to achieve our investment objectives depends not only on our ability to borrow money in sufficient amounts and on favorable terms from investors in our Notes but also on our ability to renew or replace on a continuous basis our maturing short-term bank borrowings, known as warehouse facilities, and our maturing Notes. We currently have lines of credit at four commercial banks in the aggregate amount of $17.5 million. If we are unable to maintain these facilities or to obtain alternative lending facilities on terms similar to the existing facilities, it may negatively impact our ability to continue to fund our operations and, as a result, our ability to repay indebtedness, including principal and interest due on the securities offered in this prospectus. In the event we are not able to renew or replace borrowings maturing under bank lines or our Note program, we could be required to sell mortgage loans under adverse market conditions and could incur losses as a result.

     SHOULD WE FAIL TO MAINTAIN REIT STATUS, WE WOULD BE SUBJECT TO TAX AS A REGULAR CORPORATION, WHICH COULD REDUCE OUR EARNINGS AND OUR ABILITY TO MAKE TIMELY PAYMENTS ON THE NOTES.

     We intend, at all times, to operate so as to qualify as a REIT for federal income tax purposes. In order to maintain our qualification as a REIT, we must satisfy tests with respect to the sources of our income, the nature and diversification of our assets, the amount of our distributions to stockholders and the ownership of our stock. If we fail to qualify as a REIT in any taxable year and specific relief provisions of the Code do not apply, we would be subject to federal income tax as a regular, domestic corporation. As a result, we could be subject to income tax liability, thereby significantly reducing or eliminating the amount of cash available to make payments on the Notes.

     FUTURE REVISIONS IN POLICIES AND STRATEGIES AT THE DISCRETION OF BOARD OF DIRECTORS MAY HARM OUR OPERATIONS AND YOUR INVESTMENT.

     Management has established our investment policies and strategies, such as the limitation on the amount of debt we may incur or the maximum investment in any single mortgage loan or in mortgage loans to one borrower, as set forth in this prospectus. These policies and strategies may be modified or waived by the Board of Directors, without shareholder approval. The ultimate effect of these changes may harm our operations and our ability to make timely payment of amounts due on the Notes.

     THE ADOPTION OF RECENTLY PROPOSED TAX LEGISLATION COULD NEGATIVELY IMPACT THE ATTRACTIVENESS OF REIT STOCK AS AN INVESTMENT. Recently, President Bush introduced new tax proposals. The centerpiece proposal would exclude from an individual's taxable income all the dividends that he or she receives each year from corporations to the extent that the corporation has paid tax. This proposal will not apply to REIT dividends. The adoption of these or other proposals may reduce the appeal of REITs to investors and limit our access to equity investors.

RISK FACTORS ASSOCIATED WITH THE BUSINESS OF MORTGAGE LENDING AND MANAGING A MORTGAGE LOAN PORTFOLIO

     WE FACE LOSS EXPOSURE DUE TO THE CREDIT RISKS OF MORTGAGE LENDING WHICH COULD HARM OUR ABILITY TO MAKE TIMELY PAYMENTS ON THE NOTES.

     Default and foreclosure. At March 31, 2003, mortgage loans with principal balances aggregating to $4.5 million, 4.4% of our portfolio, were in foreclosure. In addition, mortgage loans with principal balances aggregating to $10.7 million, 10.6% of our portfolio, were in default but not in foreclosure. In the event of a default on the underlying mortgage loan, the ultimate extent of the loss, if any, may only be determined after a foreclosure of the mortgage encumbering the property and, if the lender takes title to the property, upon liquidation of the property. Factors such as the title to the property or its physical condition (including environmental considerations) may make a third party unwilling to purchase the property at a foreclosure sale or for a price sufficient to satisfy the obligations with respect to the related mortgage loan. Foreclosure laws may protract the foreclosure process. In addition, the condition of a property may deteriorate during the pendency of foreclosure proceedings. Some borrowers may become subject to bankruptcy proceedings, in which case the amount and timing of amounts due may be harmed. Even assuming that the underlying real estate provides adequate security for the mortgage loan, substantial delays could be encountered in connection with the liquidation of a defaulted mortgage loan and a corresponding delay in the receipt and reinvestment of principal and interest payments could occur.

     Real Estate Market Conditions. Many of the risks of holding mortgage loans reflect the risks of investing directly in the real estate securing the mortgage loans. This may be especially true in the case of a relatively small or less diverse pool of mortgage loans. Our business may be harmed by periods of economic slowdown or recession, which may be accompanied by declining real estate values. Any material decline in real estate values reduces the ability of borrowers to use real estate equity to support borrowings and increases the loan-to-value ratios of mortgage loans previously made, thereby weakening collateral coverage and increasing the possibility of a loss in the event of default. In addition, delinquencies, foreclosures and losses generally increase during economic slowdowns and recessions.

     Land Loans and Construction Loans. There is no limit on the types of mortgage loans we may acquire. As of March 31, 2003, 53.7% of our mortgage loan portfolio consisted of land loans and 40.3% consisted of construction loans. Land loans consisted of mortgage loans for residential raw land (10.9% of the portfolio), residential land development (19.6% of the portfolio) and commercial raw land (23.2% of the portfolio). With a mortgage loan on raw land, there is generally no cash flow from the property to support periodic interest payments. A mortgage loan made to an owner or developer to finance a property that is being developed or under construction will generally involve greater risks than a property that has been constructed. There can be no assurance that the improvements to be constructed can be accomplished with available funds or in a timely manner. Although a project is usually refined upon completion, sale of the completed project sometimes provides the funds for repayment of the mortgage loan. Since market value cannot be accurately determined until a property is sold in the marketplace, the appraised value of a proposed project can be subject to change. As of March 31, 2003, five land loans and construction loans with principal balances aggregating to $10.7 million were in default for either interest and/or principal.

     Commercial Mortgage Loans. Commercial mortgage loans generally lack standardized terms, which may complicate their structure. Commercial properties themselves tend to be unique and are more difficult to value than residential properties. In addition, commercial properties, particularly industrial and warehouse properties are generally subject to relatively greater environmental risks than non-commercial properties and the corresponding burdens and costs of compliance with environmental laws and regulations. As of March 31, 2003, one commercial loan aggregating to $1.6 million was in default for either interest and/or principal

     Nonconforming Single-Family and Multifamily Residential Loans. Credit risks associated with nonconforming mortgage loans may be greater than those associated with conventional mortgage loans that conform to Fannie Mae and Freddie Mac guidelines. The combination of different underwriting criteria and higher rates of interest may lead to higher delinquency rates and/or credit losses for nonconforming as compared to conforming mortgage loans and could have an adverse effect on our business to the extent that we invest in such mortgage loans. Multifamily mortgage loans share many of the characteristics and risks associated with commercial mortgage loans and are often categorized as commercial loans rather than residential loans. Commercial mortgage loans have distinct risk characteristics. As of March 31, 2003, two single-family residential loans aggregating to $2.9 million were in default for either interest and/or principal.

     Lack of Geographic or Industry Diversification. There are no limits on the geographic concentration of the loans we may acquire and properties underlying mortgage loans are located primarily in the State of Nevada. At March 31, 2003, 43% of our $100 million mortgage loan portfolio was invested in loans secured by Nevada property, about 30% in the Reno area and about 13% in the Las Vegas area. Although Nevada has experienced growth in its economy, population and real estate values in recent years, such trends may not continue during the period the Notes are outstanding. Historically, the Nevada economy, particularly Reno and Las Vegas, is dependent on tourism, gaming and general economic prosperity. In addition, approximately 25% and 22% of our mortgage loan portfolio was invested in loans secured by property in Arizona and Colorado, respectively. To the extent that properties underlying such mortgage loans are located in the same geographical region, such mortgage loans may be subject to a greater risk of delinquency or default in the event of adverse economic, political or business developments and natural hazard risks that may affect such region. If the region's real estate market should experience an overall decline in property values, the rates of delinquency, foreclosure, bankruptcy and loss on the mortgage loans may be expected to increase substantially, as compared to such rates in a stable or improving real estate market. In addition, borrowers might find it difficult, if not impossible, to sell or refinance property and repay outstanding principal and accrued interest. To the extent that the end use of commercial properties underlying mortgage loans tend to be concentrated in the same or similar industries and such industries suffer adverse economic or business developments, the ability of property owners to make principal and interest payments on the underlying mortgages will be impaired.

     Lack of Borrower Diversification. We generally limit the amount of our investment in any single mortgage loan or in mortgage loans to one borrower and related parties to 10% of Specialty Trust's total assets. As of March 31, 2003 total assets were approximately $104 million and 10% of those assets were approximately $10.4 million. At March 31, 2003 81% of our mortgage loan portfolio was invested in single loans of $3 million or more, or aggregate loans to one borrower and related parties of $3 million or more. The amount of loss is limited to the recorded amounts of the loans of $81.5 million at March 31, 2003. This concentration of credit risk in our portfolio could harm results of operation in the event of delinquency or default by one or more of these borrowers. Group concentration of credit risk exists in borrowers of mortgage loans. As such, we have a significant borrower concentration of credit risk that may be harmed by periods of economic decline.

     Balloon Payments. Most of the loans in our portfolio require the borrower to make a "balloon payment" on the principal amount upon maturity of the loan. Less than 1% are fully amortizing. To the extent that a borrower has an obligation to pay a mortgage loan in a large lump sum payment, its ability to satisfy this obligation may be dependent upon its ability to obtain suitable refinancing or otherwise raise a substantial cash amount. An increase in interest rates over the mortgage rate applicable at the time the loan was originated may have an adverse effect on the borrower's ability to obtain refinancing or to pay the required monthly payments. As a result, such loans may involve a higher risk of default than fully amortizing loans.

     Environmental Liabilities. Some properties securing mortgage loans may be contaminated by hazardous substances. As a result, the value of the real property may be diminished. In the event that we are forced to foreclose on a defaulted mortgage loan on that property, we may be subject to environmental liabilities regardless of whether we were responsible for the contamination. While we intend to exercise due diligence to discover potential environmental liabilities prior to the acquisition of any property through foreclosure, hazardous substances or wastes, contaminants, pollutants or sources thereof, as defined by state and federal laws and regulations, may be discovered on properties during our ownership or after a sale thereof to a third party. If such hazardous substances are discovered on a property, we may be required to remove those substances or sources and clean up the property. We may also be liable to tenants and other users of neighboring properties. In addition, we may find it difficult or impossible to sell the property prior to or following any such clean up. At this time, we have two properties acquired through foreclosure but we do have three foreclosures in process. We know of no environmental liabilities or remediation with respect to the foreclosed properties.

     Limited Recourse Lending. Our mortgage loans may sometimes be nonrecourse to borrowers. This means, absent fraud, our recourse in the event of default is limited to the underlying collateral. Similarly, anti-deficiency laws may limit our recourse on consumer residential loans. To date, we have made no nonrecourse loans and only a small part, less than 10%, of our portfolio may be covered by consumer protection anti-deficiency laws. On loans made to corporations or limited liability companies without personal guaranties, recourse is effectively limited to the underlying collateral if the borrowing entity has few or no other assets. To the extent our recourse is limited to the underlying collateral, there may be an increased risk of default. In the event of foreclosure, the value of the collateral at that time may be less than the principal and unpaid interest outstanding. This would have a negative impact on our earnings and our ability to make timely payment of amounts due on the Notes.

     INTENSE COMPETITION IN THE MORTGAGE LOAN INDUSTRY MAY RESULT IN REDUCED NET INCOME OR IN REVISED UNDERWRITING STANDARDS, WHICH WOULD HARM OUR OPERATIONS AND YOUR INVESTMENT.

     We face competition, primarily from commercial banks, savings and loans, other independent mortgage lenders, other mortgage REITs and investors in loans. If we expand into other geographic markets, we can expect to face competition from lenders with established positions in these locations. Competition can take place on various levels, including convenience in obtaining a mortgage loan, service, marketing, origination channels and pricing. Many of our competitors in the financial services business are substantially larger and have more capital and other resources than we do. There can be no assurance that we will be able to compete successfully in this market environment and any failure in this regard could have a material adverse effect on our results of operations and financial condition.

     GENERAL ECONOMIC AND FINANCIAL CONDITIONS IN MORTGAGE AND FINANCIAL MARKETS MAY AFFECT OUR RESULTS OF OPERATIONS AND YOUR INVESTMENT.

     The performance of our mortgage loan portfolio will depend on, among other things, the level of net interest income generated by our mortgage loans, the market value of such mortgage loans and the supply of and demand for such mortgage loans. Prepayment rates, interest rates, borrowing costs and credit losses depend upon the nature and terms of the mortgage loans, the geographic location of the properties securing the mortgage loans, conditions in financial markets, the fiscal and monetary policies of the United States government and the Board of Governors of the Federal Reserve System, international economic and financial conditions, competition and other factors, none of which can be predicted with any certainty.

     WE FACE ADVERSE EFFECTS OF USING LEVERAGE TO FINANCE MORTGAGE LOAN ORIGINATIONS.

     General. We employ a financing strategy to increase the size of our mortgage loan portfolio by borrowing a portion of the market value of our mortgage loans. We currently have lines of credit at four commercial banks in the aggregate amount of $17.5 million, up from $17.0 million at March 31, 2003. At March 31, 2003, we had approximately $11.6 million outstanding under these lines, leaving approximately $5.4 million available to be drawn. We intend to maintain and renew these bank lines as sources of borrowings in addition to our Note program. If the returns on the mortgage loans originated or purchased with borrowed funds fail to cover the cost of the borrowings, we will experience net interest losses and may experience net losses. In addition, we may not be able to achieve the degree of leverage we believe to be optimal, which may cause our business to be less profitable than it might be otherwise. REIT income and asset tests may limit our ability to effectively hedge our exposure to interest rate changes relative to our assets and borrowings.

     Availability of Funding Sources. We finance from time to time some of the mortgage loans, which we hold through interim financing facilities such as bank warehouse credit lines. We are dependent upon a few lenders to provide the primary credit facilities for our mortgage loans. While there are no charter or bylaw limitations on our use of leverage, we have a targeted ratio of debt-to-equity of approximately 1:1. We currently have a policy and have agreed with our primary bank lender not to exceed that target by permitting our debt, whether under bank lines or our Note program, to exceed our equity. This would mean, for example, at March 31, 2003 our total debt under bank lines and our Note program could not exceed approximately $70.9 million, the amount of our stockholder's equity. Any failure to renew or obtain adequate funding under these financings, or any substantial reduction in the size of or pricing in the market for our mortgage loans, could have a material adverse effect on our operations. We face competition for financing sources, and the effect of the existence of additional mortgage REITs may be to deny us access to sufficient funds to carry out our business strategy and/or to increase the cost of funds to us.

     Availability and Cost of Borrowings. Our borrowings are generally collateralized borrowings the availability of which is based on the market value of the mortgage loans pledged to secure the specific borrowings, availability of financing in the market, circumstances then applicable in the lending market and other factors. The cost of such borrowings vary depending upon the lender, the nature and liquidity of the underlying collateral, the movement of interest rates, the availability of financing in the market and other factors.

     Changes in Interest Rates. Long-term assets are financed with short-term liabilities in that our mortgage assets generally have maturities of one to three years and are funded with our equity and our borrowings under our Note program and our bank lines. Profitability may be directly affected by the levels of and fluctuations in interest rates, which affect our ability to earn a spread between interest received on our loans and the costs of borrowings. Our profitability is likely to be harmed during any period of unexpected or rapid changes in interest rates. For example, a substantial or sustained increase in interest rates could harm our ability to acquire mortgage loans and would reduce the interest rate differential between the average rate borne by our loans and our cost of borrowing and could result in losses. A significant decline in interest rates could decrease the size of our loan portfolio by increasing the level of loan prepayments. This may also reduce the interest rate differential between the average rate borne by our interest-bearing assets and our cost of borrowing, as prepayment proceeds are invested at lower interest rates. There can be no assurance that our profitability would not be harmed during any period of changes in interest rates.

     Risk of an Increase in the Levels of Delinquencies or a Decline in Market Value of Mortgage Assets. An increase in the level of delinquencies in our portfolio or a decline in the market value of our portfolio of mortgage loans may limit our ability to borrow or result in lenders increasing the level of collateral required upon renewal of maturing facilities, i.e., requiring a pledge of cash or additional mortgage loans to satisfy the required ratio of the amount of the borrowing to the value of the collateral. We could be required to sell mortgage loans under adverse market conditions in order to maintain liquidity. Such sales may be effected by management when deemed by it to be necessary in order to preserve our capital base. If these sales were made at prices lower than the amortized cost of the mortgage loans, we would experience losses. A default by us under our collateralized borrowings could also result in a liquidation of the collateral, including any cross-collateralized assets, and a resulting loss of the difference between the value of the collateral and the amount borrowed.

     NEW LAWS AND REGULATIONS, NEW ADMINISTRATIVE OR JUDICIAL INTERPRETATIONS OR OUR FAILURE TO COMPLY WITH EXISTING FEDERAL, STATE, OR LOCAL LEGISLATION OR REGULATION COULD HARM OUR OPERATIONS AND YOUR INVESTMENT.

     To the extent the Manager makes residential mortgage loans, its business and, to a lesser extent, our business is subject to extensive regulation, supervision and licensing by federal, state and local governmental authorities and is subject to various laws and judicial and administrative decisions imposing requirements and restrictions on part or all of its operations. Failure to comply with these requirements can lead to loss of approved status, termination or suspension of servicing contracts without compensation to the servicer, demands for indemnifications or mortgage loan repurchases, rights of rescission for mortgage loans, class action lawsuits and administrative enforcement actions. There can be no assurance that Specialty Trust and the Manager will maintain compliance with these requirements in the future without additional expenses, or that more restrictive local, state or federal laws, rules and regulations will not be adopted or that existing laws and regulations will not be interpreted in a more restrictive manner, which would make compliance more difficult for Specialty Trust and the Manager.

     OUR MORTGAGE PORTFOLIO HAS LIMITED LIQUIDITY, WHICH COULD IMPACT OUR ABILITY TO MAKE TIMELY PAYMENT ON THE NOTES.

     There is no limit on the percentage of our assets that may be invested in illiquid mortgage loans. Our portfolio is comprised of mortgage loans for which a secondary trading market is not well developed. At any one time, particularly in periods of changing interest rates or market conditions, all of our mortgage loans may prove to be illiquid. As a result, if we desired or needed to sell some or all of our mortgage loans, there may be only a very limited number of willing buyers for those loans. In addition, during turbulent market conditions, the price received for mortgage loans may be adversely impacted. If sales were made at prices lower than the amortized cost of the mortgage loans, we would experience losses. This could have a material adverse effect on our business and results of operations and on our ability to make timely payment of amounts due on the Notes.

                                   THE COMPANY

     Specialty Trust, Inc. ("Specialty Trust") was incorporated in the State of Maryland on October 21, 1997. Our founder is Nello Gonfiantini III, who is a director and our chief executive officer. We began operations on January 31, 1998. Beginning with our 1998 tax year, we elected to be subject to tax as a REIT (real estate investment trust) for federal income tax purposes. Assuming we maintain our qualification as a REIT, we generally will be permitted to deduct dividend distributions to stockholders, thereby effectively eliminating the "double taxation" that generally results when a corporation earns income and distributes that income to stockholders in the form of dividends.

     Specialty Financial, as Manager, originates and services our mortgage loans and manages the day-to-day operations of Specialty Trust, subject to the supervision of our Board of Directors. Specialty Financial was incorporated in the State of Nevada as Gonzo Financial on October 25, 1994 and has operated as a private mortgage finance and real estate development business in Nevada since January 1995. Mr. Gonfiantini is also an executive officer, director and the sole stockholder of Specialty Financial. We have no separate employees from the Manager and we share its facilities.

                                 USE OF PROCEEDS

     The net proceeds from the issuance of the Notes will be used to fund the acquisition of mortgage loans, to retire borrowings incurred to acquire mortgage loans and for general working capital and other corporate purposes. Pending use of the proceeds for such purposes, the net proceeds will be invested in short-term obligations, such as Treasury bills and money market funds. All or a portion of the assets purchased with net proceeds may be included in the collateral for the Notes. The maximum principal amount of Notes that can be outstanding at any time may not exceed $100 million. There is no minimum amount of Notes that may be sold.

                        DIVIDEND POLICY AND DISTRIBUTIONS

     We intend to distribute substantially all of our net income, as computed for tax purposes, each year, to our stockholders so as to qualify for the tax benefits accorded to a REIT under the Code. We intend to make dividend distributions quarterly. The dividend policy is subject to revision at the discretion of the Board of Directors. This dividend policy may reduce cash available to cover amounts due Noteholders in future periods.

                                    BUSINESS

     Our business objective is to build and hold a portfolio of mortgage loans for investment that generates net income for distribution to stockholders. We finance our acquisitions of mortgage loans with equity and secured borrowings. We are structured as a real estate investment trust (REIT), thereby generally eliminating federal taxes at the corporate level on income we distribute to stockholders.

     Mortgage Loan Acquisition Strategy. Our business involves acquiring and holding loans to borrowers primarily in the States of Nevada, Arizona and Colorado whose borrowing needs are generally not being served by traditional financial institutions. We acquire loans originated by our Manager. Most loans will have terms of one to three years. At March 31, 2003, less than 1% of our loan portfolio consisted of loans with remaining maturities of more than three years. We expect that approximately 90% of our mortgage loan balances will at any one time be secured by first deeds of trust on the underlying real property, with the remaining mortgage loan balances secured by second or third deeds of trust. Our mortgage loans may be secured by mortgages on unimproved as well as improved real property and non-income producing as well as income-producing real property. Our loans generally produce higher yields than are obtained on traditional single-family residential mortgage loans, but are subject to higher risks of default and loss.

     All loans provide for monthly payments of interest. Currently all of our loans are at fixed rates of interest. Most of the loans we acquire and hold require the borrower to make a "balloon payment" on the principal amount upon maturity of the loan. At March 31, 2003, less than 1% of our loan portfolio consisted of fully amortizing mortgage loans. To the extent that a borrower has an obligation to pay a mortgage loan in a large lump sum payment, its ability to satisfy this obligation may be dependent upon its ability to obtain suitable refinancing, sell the underlying property or otherwise raise a substantial cash amount.

     We generally hold our mortgage loans to maturity. From time to time, however, management may decide to sell mortgage loans.

     Types of Mortgage Loans. The principal types of mortgage loans we acquire are described below. At March 31, 2003, 43% of our $100 million mortgage loan portfolio was invested in loans secured by Nevada property, about 30% in the Reno area and about 13% in the Las Vegas area. In addition, approximately 25% and 22% of our mortgage loan portfolio was invested in loans secured by property in Arizona and Colorado, respectively. Our investment in any mortgage loan may be for the entire loan or a percentage interest in the loan.

     - Land Loans. Land loans are made against (a) underdeveloped or "raw" land zoned for either commercial or residential use and (b) land prepared for commercial or residential development, typically with entitlements obtained and basic infrastructure such as streets and utilities in place. While land loans are generally made at low loan-to-value ratios, usually less than 50%, there is generally no cash flow from the property and the borrower's other sources of income must be relied upon to support the periodic interest payments due under the loans. At March 31, 2003, approximately 53.7% of our mortgage loan portfolio consisted of land loans.

     - Construction Mortgage Loans. Construction loans are loans made for the renovation of developed property, and for the construction of new structures on undeveloped property. Construction loans acquired and held by us will generally be secured by first deeds of trust on commercial or residential real property. Most of our construction loans are to developers building the property for sale. Such loans are typically for terms of from six months to two years. At March 31, 2003, approximately 40.3% of our mortgage loan portfolio consisted of construction loans.

     - Commercial Building Loans. Commercial building loans have distinct risk characteristics depending on the type of structure on the property. Commercial building loans generally lack standardized terms, which may complicate their structure. Commercial buildings themselves tend to be unique and are more difficult to value than residential properties. If underlying commercial buildings do not generate sufficient income to meet operating expenses, debt service, capital expenditures and tenant improvements, borrowers under commercial building loans may be unable to make payments of principal and interest in a timely fashion. At March 31, 2003, approximately 1.9% of our mortgage loan portfolio consisted of commercial loans.

     - Nonconforming Single-Family and Small Multifamily Residential Mortgage Loans. The nonconforming single-family residential mortgage loans are conventional mortgage loans that vary in one or more respects from the requirements for participation in Fannie Mae or Freddie Mac programs. Credit risks associated with nonconforming mortgage loans may be greater than those associated with mortgage loans that conform to Fannie Mae and Freddie Mac guidelines. Small multifamily mortgage loans are generally secured by a first lien on a 5-unit to 20-unit residential property. Multifamily mortgage loans share many of the characteristics and risks associated with commercial mortgage loans and are often categorized as commercial loans rather than residential loans. We also include loans on mobile home parks in this residential category. At March 31, 2003, approximately 4.1% of our mortgage loan portfolio consisted of nonconforming loans.

     - Junior Mortgage Loans. Second, third and wraparound mortgage loans are secured by deeds of trust on single-family residences which are already subject to prior mortgage indebtedness. At March 31, 2003 we did not have any Junior Mortgage Loans.

     Table 1 in the "Business" section of this prospectus contains a summary of our mortgage loan portfolio as of March 31, 2003. The table contains information on each mortgage loan, identifying the type, the interest rate, the principal amount, the portfolio amount, the maturity date, the current loan-to-value ratio and the lien position.

     Leverage Strategies and Policies. We employ a debt financing strategy to increase our investment in mortgage loans. By using our mortgage loans as collateral to borrow funds, we are able to invest in mortgage loans with greater value than our equity. We have a targeted ratio of debt-to-equity of approximately 1 to 1. While there are no charter or bylaw limitations on our use of leverage, we currently have a policy and have agreed with our primary bank lenders not to exceed that target by permitting our debt, whether under bank lines or our Collateralized Note program, to exceed our equity.

     Our goal is to strike a balance between the under-utilization of leverage, which reduces potential returns to stockholders, and the over-utilization of leverage, which could reduce our ability to meet our obligations during adverse market conditions.

                                   THE MANAGER

          Specialty Financial, serves as our Manager and is responsible for loan originations, loan servicing and our day-to-day operations. Mr. Gonfiantini, a director and our chief executive officer, is also an executive officer, director and the sole stockholder of Specialty Financial. We have no separate employees from the Manager and we share its facilities. We have no ownership interest in the Manager. Specialty Financial has significant operating discretion as to the implementation of our business strategy and policies. The Manager operates from office space located at 6160 Plumas Street, Reno, Nevada 89509, telephone (775) 826-0809.

          Management Fees. Pursuant to a management agreement entered into with Specialty Trust, Specialty Financial receives management fees. A description of the management fees and a breakdown of the management fees actually paid during the first quarter of 2003 and for the years ended December 31, 2002, 2001 and 2000 are set forth in this prospectus in the section entitled "The Manager."

          Expenses. The operating expenses required to be borne by the Manager include compensation and other employment costs, the cost of office space and equipment and all other administrative costs incurred in our day-to-day operations. Those expenses do not include debt service or taxes. While most costs are paid through the Manager from fees earned by the Manager, we do pay directly certain REIT-related expenses such as directors' fees and legal and accounting fees.

          Term and Termination. The management agreement had an initial term of three years beginning January 30, 1998 and is renewed automatically for successive one year periods unless we timely deliver a notice of nonrenewal. Upon nonrenewal of the management agreement without cause, a termination fee will be payable to the Manager in an amount equal to the greater of (i) the fair value of the management agreement as established by an independent appraiser, or
(ii) 4% of the mortgage loan portfolio of Specialty Trust. At March 31, 2003, 4% of our mortgage loan portfolio would be approximately $4.0 million. In addition, we have the right to terminate the management agreement at any time for cause. A majority of our unaffiliated directors (currently six of seven directors are unaffiliated) may determine that the Manager has violated the management agreement in a material respect and, after notice and an opportunity to cure, terminate the agreement. Upon such a termination for cause, no termination fee will be payable to the Manager.

          Potential Conflicts of Interest and Limits of Responsibility. Certain provisions of the management agreement raise potential conflicts of interest or limit the Manager's responsibilities. These were previously described in the summary risk factors and are subsequently described in "Risk Factors" and "The Manager."

                       RATIO OF EARNINGS TO FIXED CHARGES

The following table shows our ratio of earnings to fixed charges for the periods indicated:

                                                    ELEVEN MONTHS             YEAR ENDED DECEMBER 31,                 THREE MONTHS
                                                    -------------------------------------------------------------------------------
                                                       ENDED                                                              ENDED
                                                    DECEMBER 31                                                         MARCH 31,
                                                        1998         1999         2000        2001         2002           2003
                                                    -------------------------------------------------------------------------------
Fixed Charges:

      Interest Expense                              $    76,877   $  263,633   $  626,332   $  744,020   $  828,566    $  395,356

      Amortization of Capitalized Costs Related to
       Indebtedness                                      10,189       56,398       45,235       54,117       91,135        44,120
                                                    -----------   ----------   ----------   ----------   ----------    ----------

         Total Adjusted Fixed Charges                    87,060      320,031      671,567      798,137      919,701       439,476

Earnings:

      Net Earnings                                    2,025,870    3,809,424    4,543,772    6,085,129    7,144,707     2,044,970

      Fixed Charges                                      87,066      320,031      671,567      798,137      919,701       439,476
                                                    -----------   ----------   ----------   ----------   ----------    ----------

         Total Adjusted Earnings                    $ 2,112,936   $4,129,455   $5,215,339   $6,883,266   $8,064,408    $2,484,446
                                                    -----------   ----------   ==========   ==========   ==========    ==========

Ratio of Earnings to Fixed Charges                         24.3x        12.9x         7.7x         8.6x         8.8x          5.7x
                                                          =====        =====         ====         ====         ====          ====

                                  RISK FACTORS

     An investment in our Notes involves a high degree of risk. The following is a discussion of the risk factors that we believe are material at this time. You should consider carefully these risk factors, together with all of the other information included in this prospectus and the applicable prospectus supplement before you decide to purchase any of the securities.

RISK FACTORS ASSOCIATED WITH AN INVESTMENT IN COLLATERALIZED INVESTMENT NOTES

     THE NOTES ARE NOT INSURED OR GUARANTEED AND YOUR RECOURSE FOR PAYMENT IS LIMITED TO OUR ASSETS.

     The Notes represent obligations solely of Specialty Trust and are not insured or guaranteed by any governmental agency or instrumentality or any other person or entity.

     THE NOTES HAVE LIMITED LIQUIDITY AND YOU MAY NOT BE ABLE TO SELL YOUR NOTES FOR CASH.

     There is no secondary trading market for the Notes and one is unlikely to develop. As a result, the ability of a Noteholder to transfer the Note to another party for cash, or to pledge a Note as collateral, is expected to be very limited.

     THE VOLATILITY OF THE MARKET VALUE OF THE PLEDGED MORTGAGE LOANS MAY RESULT IN A DEFICIENCY UPON LIQUIDATION AND IN LOSSES TO NOTEHOLDERS.

     There is no well-developed secondary trading market for a substantial portion, if not all, of our portfolio. Many of our mortgage loans are construction or development loans whose value depends not only on favorable economic conditions but also the continued financial viability of the developer. Accordingly, the market value of the pledged mortgage loans, and of our mortgage loans generally, may fluctuate significantly. In addition, our mortgage loans, including those that are pledged, may prove to be illiquid. Consequently, such mortgage loans may need to be liquidated at a discount, in which case the proceeds of liquidation might be less than the outstanding principal amount of, and interest payable on, the Notes.

     THE INDENTURE GOVERNING THE SECURITIES CONTAINS LIMITED EVENTS OF DEFAULT, WHICH MEANS THERE WILL BE LIMITED OPPORTUNITIES FOR A TRUSTEE TO FORECLOSE ON THE PLEDGED MORTGAGE LOANS ON BEHALF OF NOTEHOLDERS.

     The securities offered in this prospectus are governed by a trust indenture, which is an agreement between us and the trustee about the terms of the securities. The indenture governing the securities contains only limited events of default other than our failure to pay principal or interest on time.

     AT THE TIME OF YOUR INVESTMENT, WE MAY NOT HAVE IDENTIFIED THE MORTGAGE LOANS THAT WE WILL INVEST IN WITH THE PROCEEDS OF THE OFFERING AND THERE IS NO ASSURANCE THAT OUR MANAGER WILL IDENTIFY AND FUND MORTGAGE LOANS AT FAVORABLE SPREADS.

     We rely on our Manager to identify mortgage loans to be originated and acquired by us. We generally have not identified the mortgage loans we will purchase with the proceeds of the Notes except to the extent mortgages have been funded with bank lines or other borrowings. Our earnings, and our ability to make payments on the Notes, depend on our ability to acquire mortgage loans at favorable rates compared to our borrowing costs. At the time of your investment in the Notes, we may not have identified the mortgage loans that we will invest in with the proceeds of the offering. There is no assurance that the favorable spreads we require can be attained.

     In addition, prior to your investment, you will be unable to evaluate the manner in which proceeds are to be invested and the economic merit of the particular mortgage loan. There may be a substantial period of time before the proceeds of the offering are invested and therefore a delay in receiving the maximum return on the money we have available to invest. For example, on March 31, 2003, there was an approximately $11.6 million outstanding balance on the bank lines of credit. If we had closed a sale of Notes on the 20th of that month and had an outstanding balance on our lines of credit, proceeds would be used first to pay down those bank lines and then fund "pipeline" loans which might close thereafter.

     AT THE TIME OF YOUR INVESTMENT, YOU MAY NOT HAVE SUFFICIENT INFORMATION TO MAKE AN INFORMED INVESTMENT DECISION BECAUSE OF OUR LIMITED OPERATING HISTORY.

     We began operations on January 31, 1998 after the initial closing of our private placement. Because we have not developed an extensive earnings history nor experienced a wide variety of interest rate or market conditions, our historical operating performance may not predict our future performance. Our limited operating history makes it difficult to make an informed investment decision. In addition, our Manager, Specialty Financial, commenced operations as Gonzo Financial in 1995, primarily originating and servicing mortgage loans, and had no experience in the day-to-day management of a mortgage REIT until we began our operations. This lack of experience could harm our operating performance, particularly if we are called upon to respond to changing market conditions.

     OUR NOTES ARE UNRATED AND YOUR INVESTMENT DECISION MUST BE MADE WITHOUT RATING AGENCY INPUT.

     No rating agency or other third party has reviewed this transaction for the purpose of assessing the likelihood of our repaying the Notes.

     TIMELY PAYMENT TO NOTEHOLDERS OF AMOUNTS DUE ON THE NOTES COULD BE HARMED BY BANKRUPTCY LAWS.

     In the event of the bankruptcy or insolvency of Specialty Trust, the trustee on behalf of Noteholders will have a perfected security interest in the pledged assets. Nonetheless, a bankruptcy court could defer timely payment of amounts due on the Notes. In addition, although the amount of interest due on the Notes would continue to accrue during any such delay, the collateral securing the Notes would not be increased.

RISK FACTORS ASSOCIATED WITH THE OVERALL ENTERPRISE OF SPECIALTY TRUST, INC.

     WE DEPEND HEAVILY ON OUR MANAGER AND ANY CHANGE IN MANAGERS COULD HARM OUR OPERATIONS.

     Our operations depend heavily on the efforts of Mr. Gonfiantini and our Manager, Specialty Financial. Mr. Gonfiantini, a director and our chief executive officer, is also an executive officer, director and the sole stockholder of Specialty Financial. We have no separate employees from the Manager and we share its facilities. We have no ownership interest in the Manager. Specialty Financial has significant operating discretion as to the implementation of our business strategy and policies. We rely on Specialty Financial for day-to-day management and mortgage origination and servicing. Accordingly, our success depends in significant part on Mr. Gonfiantini and our Manager, who would be difficult to replace. This dependence and any change in the Manager could harm our operations and our ability to make timely payments of amounts due on the Notes.

      WE HAVE POTENTIAL CONFLICTS OF INTEREST WITH OUR MANAGER THAT ARISE UNDER THE MANAGEMENT AGREEMENT.

      Origination and Extension Fee. The first 2.5% of the loan principal balance (2 1/2 points) of any origination fees (points) collected from the borrower is paid to the Manager as part of the management fee. The size of the mortgage origination fees are market driven but may vary through negotiation with the borrower. To the extent higher origination fees are paid, the interest rate on the loan may be reduced. This would reduce the interest income we would receive from the loan.

     Loan Servicing Fees. As part of the management fee, one-half of one percent of the total mortgage loan portfolio is retained by the Manager as a loan servicing fee. Payment of this fee, in effect, lowers the yield on our mortgage loans. An undue emphasis on increasing the size of the mortgage loan portfolio, thereby increasing the Manager's compensation, could result in the acquisition of riskier or more speculative loans.

     Incentive Fee. We also pay our Manager an incentive fee equal to 50% of our quarterly taxable income in excess of an annualized return of 12% on our net worth for that quarter. If the marketplace works as expected, i.e., higher risk, higher reward, the incentive fee structure to the extent it encourages an undue short-term emphasis on the acquisition of higher yielding loans could result in the acquisition of riskier or more speculative loans. The return on net worth does not include interest accrued on loans once they are determined to be impaired; however, if the return produced by the performing loans in the portfolio causes the total return to exceed the threshold, the incentive fee will still be paid.

     Services to Others. The management agreement does not limit or restrict the right of the Manager to engage in any business or render services of any kind to any other person, including the purchase of, or rendering advice to others purchasing, mortgages that meet our policies and criteria. The management agreement does say that the Manager and its officers may not provide services to another mortgage REIT unless a majority of our unaffiliated directors (currently six of seven directors are unaffiliated) confirm that the other mortgage REIT has operating policies and strategies different from ours. Neither Mr. Gonfiantini nor Specialty Financial provide or intend to provide services to any mortgage REIT that is competitive to us or invests in mortgages, which we might invest in, but there is nothing in the management agreement that strictly precludes it.

     No Minimum Time Commitment. The management agreement does not impose a minimum time commitment that the Manager and its personnel must devote to providing services to us. The ability of the Manager to engage in other business activities could reduce the time and effect spent by the Manager on our management.

     Limits of Manager Responsibility. The Manager assumes no responsibility other than to render the services called for under the management agreement in good faith and shall not be responsible for any action of the Board of Directors in following or declining to follow any advice or recommendations of the Manager. The Manager, its directors, officers, stockholders and employees will not be liable to us, any subsidiary of ours, our subsidiary's stockholders or the unaffiliated directors for any acts or omissions by the Manager, its directors, officers, stockholders or employees under or in connection with the management agreement, except by reason of acts or omissions constituting bad faith, willful misconduct, gross negligence or reckless disregard of their duties under the management agreement.

     Indemnification. We have agreed to indemnify the Manager, its directors, officers, stockholders and employees with respect to all expenses, losses, damages, liabilities, demands, charges and claims arising from any acts or omissions of the Manager made in good faith in the performance of its duties under the management agreement and not constituting bad faith, willful misconduct, gross negligence or reckless disregard of its duties.

     IF WE TERMINATE OUR MANAGER WITHOUT CAUSE, THE TERMINATION FEE PAYABLE TO THE MANAGER WOULD REDUCE CASH AVAILABLE FOR OPERATIONS AND THE REPAYMENT OF NOTES.

     Upon nonrenewal by us of the management agreement without cause, a termination fee will be payable to the Manager in an amount equal to the greater of the fair value of the management agreement as established by an independent appraiser or 4% of our mortgage loan portfolio. Since the fair market value of the management agreement would be determined by an independent appraiser at a future date based upon then applicable facts and circumstances, no such termination fee can be estimated with any reasonable degree of certainty. On the other hand, 4% of our mortgage loan portfolio at March 31, 2003 would be approximately $4.0 million. The termination fee, if paid, would harm the cash available for our operations and the repayment of the Notes.

     FAILURE TO REFINANCE OUTSTANDING BORROWINGS MAY MATERIALLY ADVERSELY IMPACT OUR OPERATIONS AND SOLVENCY AND OUR ABILITY TO REPAY THE NOTES.

     We have a targeted debt-to-equity ratio of 1:1. Our ability to achieve our investment objectives depends not only on our ability to borrow money in sufficient amounts and on favorable terms from investors in our Notes but also on our ability to renew or replace on a continuous basis our maturing short-term bank borrowings, known as warehouse facilities. We currently have lines of credit at four commercial banks in the aggregate amount of $17.5 million. If we are unable to obtain additional lending facilities on terms similar to the existing facilities, it may negatively impact our ability to continue to fund our operations and, as a result, our ability to repay indebtedness, including principal and interest due on the securities offered in this prospectus. In the event we are not able to renew or replace maturing borrowings, we could be required to sell mortgage loans under adverse market conditions and could incur losses as a result. An event or development such as a sharp rise in interest rates or increasing market concern about the value or liquidity of a type or types of mortgage loans in which our portfolio is concentrated will reduce the market value of the mortgage loans, which would likely cause lenders to require additional collateral. A number of such factors in combination may cause us difficulties, including a possible liquidation of a major portion of our mortgage loan portfolio at disadvantageous prices with consequent losses, which could have a material adverse effect on Specialty Trust and its solvency.

     SHOULD WE FAIL TO MAINTAIN REIT STATUS, WE WOULD BE SUBJECT TO TAX AS A REGULAR CORPORATION, WHICH COULD REDUCE OUR EARNINGS AND OUR ABILITY TO MAKE TIMELY PAYMENTS ON THE NOTES.

     We intend, at all times, to operate so as to qualify as a REIT for federal income tax purposes. In order to maintain our qualification as a REIT, we must satisfy tests with respect to the sources of our income, the nature and diversification of our assets, the amount of our distributions to stockholders and the ownership of our stock. If we fail to qualify as a REIT in any taxable year and specific relief provisions of the Code do not apply, we would be subject to federal income tax as a regular, domestic corporation. As a result, we could be subject to income tax liability, thereby significantly reducing or eliminating the amount of cash available to make payments on the Notes. Further, we could also be disqualified from re-electing REIT status for the four taxable years following the year during which we became disqualified.

     REIT qualification requirements with respect to (i) our source of income, the nature of assets and the requirement to distribute earnings may limit operational and financial opportunities otherwise available to us and (ii) shareholder diversification may limit our access to some equity investors.

     No assurance can be given that future legislation, regulations, administrative interpretations or court decisions will not significantly change the tax laws with respect to our qualification as a REIT or the federal income tax consequences of such qualification, which changes may reduce or eliminate our competitive advantage over non-REIT competitors.

     FUTURE REVISIONS IN POLICIES AND STRATEGIES AT THE DISCRETION OF BOARD OF DIRECTORS MAY HARM OUR OPERATIONS AND YOUR INVESTMENT.

     Management has established our investment policies and strategies, such as the limitation on the amount of debt we may incur or the maximum investment in any single mortgage loan or in mortgage loans to one borrower, as set forth in this prospectus. These policies and strategies may be modified or waived by the Board of Directors, without shareholder approval. The ultimate effect of these changes may harm our operations and our ability to make timely payment of amounts due on the Notes.

     IF WE SHOULD CEASE TO QUALIFY FOR AN INVESTMENT COMPANY ACT EXEMPTION, OUR ABILITY TO USE LEVERAGE AND TO CONDUCT OUR BUSINESS WOULD BE MATERIALLY HARMED AS WOULD OUR ABILITY TO MAKE TIMELY PAYMENTS ON THE NOTES.

     We at all times intend to conduct our business so as not to become regulated as an investment company under the Investment Company Act. Accordingly, we do not expect to be subject to the restrictive provisions of the Investment Company Act. The Investment Company Act exempts entities that are "primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate." We are presently covered by this exemption but if we should cease to qualify for this or another exemption in the future, our ability to use leverage would be substantially reduced and we would be unable to conduct our business as described herein. Any such failure to continue to qualify for exemption could have a material adverse effect on our business.

RISK FACTORS ASSOCIATED WITH THE BUSINESS OF MORTGAGE LENDING AND MANAGING A MORTGAGE LOAN PORTFOLIO

     WE FACE LOSS EXPOSURE DUE TO THE CREDIT RISKS OF MORTGAGE LENDING WHICH COULD HARM OUR ABILITY TO MAKE TIMELY PAYMENTS ON THE NOTES.

     Default and foreclosure. At March 31, 2003, mortgage loans with principal balances aggregating to $4.5 million, 4.4% of our portfolio, were in foreclosure. In addition, mortgage loans with principal balances aggregating to $10.7 million, 10.6% of our portfolio, were in default but not in foreclosure. In the event of a default on the underlying mortgage loan, the ultimate extent of the loss, if any, may only be determined after a foreclosure of the mortgage encumbering the property and, if the lender takes title to the property, upon liquidation of the property. Factors such as the title to the property or its physical condition (including environmental considerations) may make a third party unwilling to purchase the property at a foreclosure sale or for a price sufficient to satisfy the obligations with respect to the related mortgage loan. Foreclosure laws may protract the foreclosure process. In addition, the condition of a property may deteriorate during the pendency of foreclosure proceedings. Some borrowers may become subject to bankruptcy proceedings, in which case the amount and timing of amounts due may be materially harmed. Even assuming that the underlying real estate provides adequate security for the mortgage loan, substantial delays could be encountered in connection with the liquidation of a defaulted mortgage loan and a corresponding delay in the receipt and reinvestment of principal and interest payments could occur.

     Real Estate Market Conditions. Many of the risks of holding mortgage loans reflect the risks of investing directly in the real estate securing the mortgage loans. This may be especially true in the case of a relatively small or less diverse pool of mortgage loans. Our business may be harmed by periods of economic slowdown or recession, which may be accompanied by declining real estate values. Any material decline in real estate values reduces the ability of borrowers to use real estate equity to support borrowings and increases the loan-to-value ratios of mortgage loans previously made, thereby weakening collateral coverage and increasing the possibility of a loss in the event of default. In addition, delinquencies, foreclosures and losses generally increase during economic slowdowns and recessions.

     Land Loans and Construction Loans. There is no limit on the types of mortgage loans we may acquire. As of March 31, 2003, 53.6% of our mortgage loan portfolio consisted of land loans and 40.3% consisted of construction loans. Land loans consisted of mortgage loans for residential raw land (10.9% of the portfolio), residential land development (19.6% of the portfolio) and commercial raw land (23.2% of the portfolio). With a mortgage loan on raw land, there is generally no cash flow from the property to support periodic interest payments. A mortgage loan made to an owner or developer to finance a property that is being developed or under construction will generally involve greater risks than a property that has been constructed. There can be no assurance that the improvements to be constructed can be accomplished with available funds or in a timely manner. Although a project is usually refined upon completion, sale of the completed project sometimes provides the funds for repayment of the mortgage loan. Since market value cannot be accurately determined until a property is sold in the marketplace, the appraised value of a proposed project can be subject to change. As of March 31, 2003, five land loans and construction loans aggregating to $10.7 million, were in default for either interest and/or principal.

     Commercial Mortgage Loans. Commercial mortgage loans generally lack standardized terms, which may complicate their structure. Commercial properties themselves tend to be unique and are more difficult to value than residential properties. In addition, commercial properties, particularly industrial and warehouse properties, are generally subject to relatively greater environmental risks than non-commercial properties and the corresponding burdens and costs of compliance with environmental laws and regulations.

     Commercial mortgage loans are also subject to the effects of: (i) local and other economic conditions on real estate values, (ii) the ability of tenants to make lease payments, (iii) the ability of a property to attract and retain tenants, which may in turn be affected by local conditions such as oversupply of space or a reduction in demand for rental space in the area, the attractiveness of properties to tenants, competition from other available space, the ability of the owner to pay leasing commissions, provide adequate maintenance and insurance, pay tenant improvements costs and to make other tenant concessions, and (iv) increased operating costs, including energy costs and real estate taxes. While owners of real property generally will carry comprehensive liability and casualty coverage, such coverage may not provide full protection for the value of the underlying property and may not protect against all casualty losses. If underlying commercial properties do not generate sufficient income to meet operating expenses, debt service, capital expenditures and tenant improvements, borrowers under commercial mortgage loans may be unable to make payments of principal and interest in a timely fashion. Income from and values of commercial properties are also affected by such factors as applicable laws, including tax laws, interest rate levels, the availability of financing for owners and tenants, and the impact of and costs of compliance with environmental controls and regulations. In the event of foreclosure on a commercial mortgage loan, there may be costs and delays involved in enforcing rights of a property owner against tenants in default under the terms of leases with respect to commercial properties and such tenants may seek the protection of the bankruptcy laws, which can result in termination of lease contracts. As of March 31, 2003, one commercial mortgage loan aggregating $1.6 million, was in default for either interest and/or principal

     Nonconforming Single-Family and Multifamily Residential Loans. Credit risks associated with nonconforming mortgage loans may be greater than those associated with conventional mortgage loans that conform to Fannie Mae and Freddie Mac guidelines. The principal difference between nonconforming mortgage loans and conforming mortgage loans include the applicable loan-to-value ratios, the credit and income histories of the mortgagors, the documentation required for approval of the mortgagors, the types of properties securing the mortgage loans, loan sizes and the mortgagors' occupancy status with respect to the mortgaged property. As a result of these and other factors, the interest rates charged on nonconforming mortgage loans are often higher than those charged for conforming mortgage loans. The combination of different underwriting criteria and higher rates of interest may lead to higher delinquency rates and/or credit losses for nonconforming as compared to conforming mortgage loans and could have an adverse effect on our business to the extent that we invest in such mortgage loans. Multifamily mortgage loans share many of the characteristics and risks associated with commercial mortgage loans and are often categorized as commercial loans rather than residential loans. Commercial mortgage loans have distinct risk characteristics. As of March 31, 2003, two single-family residential loans aggregating to $2.9 million, were in default for either interest and/or principal.

     Lack of Geographic or Industry Diversification. There are no limits on the geographic concentration of the loans we may acquire and properties underlying mortgage loans are located primarily in the State of Nevada. At March 31, 2003, 43% of our $100 million mortgage loan portfolio was invested in loans secured by Nevada property, about 30% in the Reno area and about 13% in the Las Vegas area. Although Nevada has experienced growth in its economy, population and real estate values in recent years, such trends may not continue during the period the Notes are outstanding. Historically, the Nevada economy, particularly Reno and Las Vegas, is dependent on tourism, gaming and general economic prosperity. In addition, approximately 25% and 22% of our mortgage loan portfolio was invested in loans secured by property in Arizona and Colorado, respectively. To the extent that properties underlying such mortgage loans are located in the same geographical region, such mortgage loans may be subject to a greater risk of delinquency or default in the event of adverse economic, political or business developments and natural hazard risks that may affect such region. If the region's real estate market should experience an overall decline in property values, the rates of delinquency, foreclosure, bankruptcy and loss on the mortgage loans may be expected to increase substantially, as compared to such rates in a stable or improving real estate market. In addition, borrowers might find it difficult, if not impossible, to sell or refinance property and repay outstanding principal and accrued interest. To the extent that the end use of commercial properties underlying mortgage loans tend to be concentrated in the same or similar industries and such industries suffer adverse economic or business developments, the ability of property owners to make principal and interest payments on the underlying mortgages will be impaired.

     Lack of Borrower Diversification. We generally limit the amount of our investment in any single mortgage loan or in mortgage loans to one borrower and related parties to 10% of Specialty Trust's total assets. As of March 31, 2003 and 2002, total assets were approximately, $104 million and $79 million, respectively, and 10% of those assets were approximately $10.4 million and $9.9 million, respectively. At March 31, 2003 and 2002 81% and 68%, respectively of our mortgage loan portfolio was invested in single loans of $3 million or more, or aggregate loans to one borrower and related parties of $3 million or more. The amount of loss is limited to the recorded amounts of the loans of $81.5 and $52.9 at March 31, 2003 and 2002, respectively. This concentration of credit risk in our portfolio could harm results of operation in the event of delinquency or default by one or more of these borrowers. Group concentration of credit risk exists in borrowers of mortgage loans. As such, the Company has a significant borrower concentration of credit risk that may be harmed by periods of economic decline.

     Balloon Payments. Most of the loans in our portfolio require the borrower to make a "balloon payment" on the principal amount upon maturity of the loan. Less than 1% are fully amortizing. To the extent that a borrower has an obligation to pay a mortgage loan in a large lump sum payment, its ability to satisfy this obligation may be dependent upon its ability to obtain suitable refinancing or otherwise raise a substantial cash amount. An increase in interest rates over the mortgage rate applicable at the time the loan was originated may have an adverse effect on the borrower's ability to obtain refinancing or to pay the required monthly payments. As a result, such loans may involve a higher risk of default than fully amortizing loans.

     Environmental Liabilities. Some properties securing mortgage loans may be contaminated by hazardous substances. As a result, the value of the real property may be diminished. In the event that we are forced to foreclose on a defaulted mortgage loan on that property, we may be subject to environmental liabilities regardless of whether we were responsible for the contamination. While we intend to exercise due diligence to discover potential environmental liabilities prior to the acquisition of any property through foreclosure, hazardous substances or wastes, contaminants, pollutants or sources thereof, as defined by state and federal laws and regulations, may be discovered on properties during our ownership or after a sale thereof to a third party. If such hazardous substances are discovered on a property, we may be required to remove those substances or sources and clean up the property. We may also be liable to tenants and other users of neighboring properties. In addition, we may find it difficult or impossible to sell the property prior to or following any such clean up. At this time, we have two properties acquired through foreclosure but we do have three foreclosures in process. We know of no environmental liabilities or remediation with respect to the foreclosed properties.

     Limited Recourse Lending. Our mortgage loans may sometimes be nonrecourse to borrowers. This means, absent fraud, our recourse in the event of default is limited to the underlying collateral. Similarly, anti-deficiency laws may limit our recourse on consumer residential loans. To date, we have made no nonrecourse loans and only a small part, less than 10%, of our portfolio may be covered by consumer protection anti-deficiency laws. On loans made to corporations or limited liability companies without personal guaranties, recourse is effectively limited to the underlying collateral if the borrowing entity has few or no other assets. To the extent our recourse is limited to the underlying collateral, there may be an increased risk of default. In the event of foreclosure, the value of the collateral at that time may be less than the principal and unpaid interest outstanding. This would have a negative impact on our earnings and our ability to make timely payment of amounts due on the Notes.

     INTENSE COMPETITION IN THE MORTGAGE LOAN INDUSTRY MAY RESULT IN REDUCED NET INCOME OR IN REVISED UNDERWRITING STANDARDS, WHICH WOULD HARM OUR OPERATIONS AND YOUR INVESTMENT.

     We face competition, primarily from commercial banks, savings and loans, other independent mortgage lenders, other mortgage REITs and investors in loans. If we expand into other geographic markets, we can expect to face competition from lenders with established positions in these locations. Competition can take place on various levels, including convenience in obtaining a mortgage loan, service, marketing, origination channels and pricing. Many of our competitors in the financial services business are substantially larger and have more capital and other resources than we do. There can be no assurance that we will be able to compete successfully in this market environment and any failure in this regard could have a material adverse effect on our results of operations and financial condition.

     GENERAL ECONOMIC AND FINANCIAL CONDITIONS IN MORTGAGE AND FINANCIAL MARKETS MAY AFFECT OUR RESULTS OF OPERATIONS AND YOUR INVESTMENT.

     The performance of our mortgage loan portfolio will depend on, among other things, the level of net interest income generated by our mortgage loans, the market value of such mortgage loans and the supply of and demand for such mortgage loans. Prepayment rates, interest rates, borrowing costs and credit losses depend upon the nature and terms of the mortgage loans, the geographic location of the properties securing the mortgage loans, conditions in financial markets, the fiscal and monetary policies of the United States government and the Board of Governors of the Federal Reserve System, international economic and financial conditions, competition and other factors, none of which can be predicted with any certainty.

     WE FACE ADVERSE EFFECTS OF USING LEVERAGE TO FINANCE MORTGAGE LOAN ORIGINATIONS.

     General. We employ a financing strategy to increase the size of our mortgage loan portfolio by borrowing a portion of the market value of our mortgage loans. We currently have lines of credit at four commercial banks in the aggregate amount of $17.5 million, up from $17.0 million at March 31, 2003. At March 31, 2003, we had approximately $11.6 million outstanding under these lines, leaving approximately $5.4 million available to be drawn. We intend to maintain and renew these bank lines as sources of borrowings in addition to our Note program. If the returns on the mortgage loans originated or purchased with borrowed funds fail to cover the cost of the borrowings, we will experience net interest losses and may experience net losses. In addition, we may not be able to achieve the degree of leverage we believe to be optimal, which may cause our business to be less profitable than it might be otherwise. REIT income and asset tests may limit our ability to effectively hedge our exposure to interest rate changes relative to our assets and borrowings.

     Availability of Funding Sources. We finance from time to time some of the mortgage loans, which we hold through interim financing facilities such as bank warehouse credit lines. We are dependent upon a few lenders to provide the primary credit facilities for our mortgage loans. While there are no charter or bylaw limitations on our use of leverage, we have a targeted ratio of debt-to-equity of approximately 1:1. We currently have a policy and have agreed with our primary bank lender not to exceed that target by permitting our debt, whether under bank lines or our Note program, to exceed our equity. This would mean, for example, at March 31, 2003 our total debt under bank lines and our Note program could not exceed approximately $70.9 million, the amount of our equity. Any failure to renew or obtain adequate funding under these financings, or any substantial reduction in the size of or pricing in the market for our mortgage loans, could have a material adverse effect on our operations. We face competition for financing sources, and the effect of the existence of additional mortgage REITs may be to deny us access to sufficient funds to carry out our business strategy and/or to increase the cost of funds to us.

     Availability and Cost of Borrowings. Our borrowings are generally collateralized borrowings the availability of which is based on the market value of the mortgage loans pledged to secure the specific borrowings, availability of financing in the market, circumstances then applicable in the lending market and other factors. The cost of such borrowings vary depending upon the lender, the nature and liquidity of the underlying collateral, the movement of interest rates, the availability of financing in the market and other factors.

     Changes in Interest Rates. Long-term assets are financed with short-term liabilities in that our mortgage assets generally have maturities of one to three years and are funded with our equity and our borrowings under our Note program and our bank lines. Profitability may be directly affected by the levels of and fluctuations in interest rates, which affect our ability to earn a spread between interest received on our loans and the costs of borrowings. Our profitability is likely to be harmed during any period of unexpected or rapid changes in interest rates. For example, a substantial or sustained increase in interest rates could harm our ability to acquire mortgage loans and would reduce the interest rate differential between the average rate borne by our loans and our cost of borrowing. A significant decline in interest rates could decrease the size of our loan portfolio by increasing the level of loan prepayments. This may also reduce the interest rate differential between the average rate borne by our interest-bearing assets and our cost of borrowing, as prepayment proceeds are invested at lower interest rates. There can be no assurance that our profitability would not be harmed during any period of changes in interest rates.

     Risk of an Increase in the Levels of Delinquencies or a Decline in Market Value of Mortgage Assets. An increase in the level of delinquencies in our portfolio or a decline in the market value of our portfolio of mortgage loans may limit our ability to borrow or result in lenders increasing the level of collateral required upon renewal of maturing facilities, i.e., requiring a pledge of cash or additional mortgage loans to satisfy the required ratio of the amount of the borrowing to the value of the collateral. We could be required to sell mortgage loans under adverse market conditions in order to maintain liquidity. Such sales may be effected by management when deemed by it to be necessary in order to preserve our capital base. If these sales were made at prices lower than the amortized cost of the mortgage loans, we would experience losses. A default by us under our collateralized borrowings could also result in a liquidation of the collateral, including any cross-collateralized assets, and a resulting loss of the difference between the value of the collateral and the amount borrowed.

     NEW LAWS AND REGULATIONS, NEW ADMINISTRATIVE OR JUDICIAL INTERPRETATIONS OR OUR FAILURE TO COMPLY WITH EXISTING FEDERAL, STATE, OR LOCAL LEGISLATION OR REGULATION COULD HARM OUR OPERATIONS AND YOUR INVESTMENT.

     To the extent the Manager makes residential mortgage loans, its business and, to a lesser extent, our business is subject to extensive regulation, supervision and licensing by federal, state and local governmental authorities and is subject to various laws and judicial and administrative decisions imposing requirements and restrictions on part or all of its operations. Regulated matters include, without limitation, mortgage loan origination marketing efforts, credit application and underwriting activities, maximum finance and other charges, disclosure to customers, rights of rescission on mortgage loans, closing and servicing mortgage loans, collection and foreclosure procedures, qualification and licensing requirements for doing business in various jurisdictions and other trade practices. Mortgage loan origination activities are subject to the laws and regulations in each of the states in which those activities are conducted. Activities as a lender are also subject to various federal laws. The Truth in Lending Act or TILA and Regulation Z promulgated thereunder, as both are amended from time to time, contain disclosure requirements designed to provide consumers with uniform, understandable information with respect to the terms and conditions of loans and credit transactions in order to give them ability to compare credit terms. TILA also guarantees consumers a three-day right to cancel specific credit transactions. TILA also imposes disclosure, underwriting and documentation requirements on mortgage loans, known as "Section 32 loans," with (i) total points and fees upon origination in excess of eight percent of the mortgage loan amount or (ii) an annual percentage rate of more than ten percentage points higher than comparably maturing U.S. treasury securities. The Manager will also be required to comply with the Equal Credit Opportunity Act of 1974, as amended or ECOA, which prohibits creditors from discriminating against applicants on the basis of race, color, sex, age or marital status. Regulation B promulgated under ECOA restricts creditors from obtaining specified types of information from loan applicants. It also requires specified disclosures by the lender regarding consumer rights and requires lenders to advise applicants of the reasons for any credit denial. In instances where the applicant is denied credit or the rate or charge for a loan increases as a result of information obtained from a consumer credit agency, the Fair Credit Reporting Act of 1970, as amended, requires the lender to supply the applicant with a name and address of the reporting agency. The Manager will also be subject to the Real Estate Settlement Procedures Act or RESPA and the Debt Collection Practices Act and will be required to file an annual report with the Department of Housing and Urban Development pursuant to the Home Mortgage Disclosure Act or HMDA. The Manager will also be subject to the rules and regulations of, and examinations by, state regulatory authorities with respect to originating, processing, underwriting, selling and servicing loans. Failure to comply with these requirements can lead to loss of approved status, termination or suspension of servicing contracts without compensation to the servicer, demands for indemnifications or mortgage loan repurchases, rights of rescission for mortgage loans, class action lawsuits and administrative enforcement actions. There can be no assurance that Specialty Trust and the Manager will maintain compliance with these requirements in the future without additional expenses, or that more restrictive local, state or federal laws, rules and regulations will not be adopted or that existing laws and regulations will not be interpreted in a more restrictive manner, which would make compliance more difficult for Specialty Trust and the Manager.

     The laws and regulations described above are subject to legislative, administrative and judicial interpretation, and some of these laws and regulations have been infrequently interpreted or only recently enacted. Infrequent interpretations of these laws and regulations or an insignificant number of interpretations of recently enacted regulations can result in ambiguity with respect to permitted conduct under these laws and regulations. Any ambiguity under the regulations to which Specialty Trust or the Manager is subject may lead to regulatory investigations or enforcement actions and private causes of action, such as class action lawsuits, with respect to Specialty Trust's or the Manager's compliance with the applicable laws and regulations. Specialty Trust or the Manager may also be subject to regulatory enforcement actions and private causes of action from time to time with respect to its compliance with applicable laws and regulations.

     OUR MORTGAGE PORTFOLIO HAS LIMITED LIQUIDITY, WHICH COULD IMPACT OUR ABILITY TO MAKE TIMELY PAYMENT ON THE NOTES.

     There is no limit on the percentage of our assets that may be invested in illiquid mortgage loans. Our portfolio is comprised of mortgage loans for which a secondary trading market is not well developed. At any one time, particularly in periods of changing interest rates or market conditions, all of our mortgage loans may prove to be illiquid. As a result, if we desired or needed to sell some or all of our mortgage loans, there may be only a very limited number of willing buyers for those loans. In addition, during turbulent market conditions, the price received for mortgage loans may be adversely impacted. If sales were made at prices lower than the amortized cost of the mortgage loans, we would experience losses. This could have a material adverse effect on our business and results of operation and on our ability to make timely payment of amounts due on the Notes.

                                   THE COMPANY

          Specialty Trust, Inc. ("Specialty Trust") was incorporated in the State of Maryland on October 21, 1997. Our initial 300,000 shares of common stock were issued to and continue to be owned by Mr. Gonfiantini. We began operations on January 31, 1998 following the initial closing of our private placement. On March 31, 1998, we completed our initial private placement of 2,169,588 shares of Class A Convertible Preferred Stock (Preferred Shares), par value $0.01 per share, for approximately $21.7 million. On April 1, 1999, we completed a private placement of 1,084,794 Preferred Shares for approximately $10.8 million and on July 1, 1999, of 520,690 Preferred Shares for approximately $5.2 million. On July 1, 2000, we completed a private placement of 689,320 Preferred Shares for approximately $6.9 million. On June 30, 2001, we completed the first closing of a private placement for 1,000,000 Preferred Shares for $11.0 million. On September 30, 2001, we completed the second closing of the private placement for 667,221 Preferred Shares for $7.3 million.

     As of October 1, 2001, management met its target of 12% return on equity, on a taxable income basis for the previous four consecutive fiscal quarters. In accordance with the terms of preferred shares, all of the shares of Specialty Trust's Class A Convertible Preferred Stock converted to Common Stock on October 1, 2001. Class A Convertible Preferred Stock converted to Common Stock on a one to one basis.

     Beginning with our 1998 tax year, we elected to be subject to tax as a REIT for federal income tax purposes. Assuming we maintain our qualification as a REIT, we generally will be permitted to deduct dividend distributions to stockholders, thereby effectively eliminating the "double taxation" that generally results when a corporation earns income and distributes that income to stockholders in the form of dividends. Our principal executive offices are located at 6160 Plumas Street, Reno, Nevada 89509.

     Specialty Financial, as Manager, originates and services our mortgage loans and manages the day-to-day operations of Specialty Trust, subject to the supervision of our Board of Directors. The management team of Specialty Financial has considerable expertise in the origination of mortgage loans and the management of a portfolio of mortgage loans.

                                 USE OF PROCEEDS

     The net proceeds from the issuance of the Notes, estimated to be $232,586,000 (assuming the maximum amount of Notes are sold), will be used to fund the acquisition of mortgage loans, to retire borrowings incurred to acquire mortgage loans and for general working capital and other corporate purposes. Pending use of the proceeds for such purposes, the net proceeds will be invested in short-term obligations, such as Treasury bills and money market funds. All or a portion of the assets purchased with net proceeds may be included in the collateral for the Notes. The maximum principal amount of Notes that can be outstanding at any time may not exceed $100 million. There is no minimum amount of Notes that may be sold.

     The following table sets forth certain information concerning the estimated use of the proceeds from the issuance of the Notes, based on the maximum amount that can be outstanding at any time and the aggregate maximum amount that are sold.

                                            Maximum at Any Time            Aggregate Maximum
                                        ---------------------------   ----------------------------
                                                      Percentage of                  Percentage of
                                           Amount      Total Funds       Amount       Total Funds
                                        ------------  -------------   ------------   -------------
SOURCE OF FUNDS

   Gross Offering Proceeds (1)          $100,000,000      100.0%      $232,586,000      100.0%
                                        ============  =========       ============      =====
USE OF FUNDS

   Offering Expenses:

      Selling Commissions (2)                      -          -                  -          -

      Offering Expenses (3)                   15,000          -             15,000          -

   Retirement of Borrowings (4)           32,614,698       32.6%        32,614,698       12.1%

   Working Capital and Other
      Corporate Purposes                     750,000        0.8%           750,000        0.3%

   Funding of Acquisitions
      of Mortgage Loans                   66,514,202       66.5%       235,826,202       87.6%

-----------------

(1) These amounts assume issuance of the full amounts of Notes permitted under the indenture, without giving effect to potential limitations resulting from our targeted debt-to-equity ratio of 1:1.

(2) Unless otherwise described in the prospectus supplement, only employees of the Manager will be involved in selling the Notes and no selling commissions will be deducted from the proceeds received by us from the issuance of the Notes.


(3) This amount consists of estimated retail marketing, legal, printing and other expenses of the offering. No organizational expenses will be paid from proceeds.


(4) Currently we maintain four lines of credit with commercial banks aggregating to $17.5 million. At March 31, 2003, we had an outstanding balance of $11.6 million under these lines bearing interest at the bank's prime rate and maturing between June 15, 2004 and January 23, 2004. At March 31, 2003, we had $21.0 million outstanding under our Collateralized Investment Notes bearing interest at rates from 2.0% to 7.5% per annum and maturing between April 20, 2003 and January 20, 2008. The proceeds of all borrowings were used to fund the acquisition of mortgage loans. The amounts shown assume repayment of the Notes as they mature, from proceeds of the offering. No assumptions are made with respect to the prepayment or repayment of mortgage loans.

                        DIVIDEND POLICY AND DISTRIBUTIONS

     We intend to distribute substantially all of our net income, as computed for tax purposes, each year, to our stockholders so as to qualify for the tax benefits accorded to a REIT under the Code. We intend to make dividend distributions quarterly. Any taxable income remaining after distribution of the final regular quarterly dividend each year is distributed together with the first regular quarterly dividend payments of the following taxable year or in a special dividend distributed prior thereto. The dividend policy is subject to revision at the discretion of the Board of Directors. During 2002, we declared dividends of $2,072,615 for the first quarter, $2,089,964 for the second quarter, $2,122,973 for the third quarter, and $2,154,901 for the fourth quarter. This resulted in quarterly dividends in 2002 of $0.30 per share. A dividend of $2,195,363 was declared on April 28, 2003 by the Board of Directors for the first quarter of 2003.

     We have a dividend reinvestment plan for shareholders who choose to reinvest all or part of their distributions in additional shares of common stock instead of receiving cash payments. The reinvestment price is the fair market value as determined by our Board of Directors. Any future discount to the then current market price, if there is a public market for our stock, cannot exceed 5% of the fair market value of the stock to comply with REIT qualification requirements. During the years ended December 31, 2002, 2001 and 2000, reinvested dividends amounted to $3,603,790, $1,853,748, and $1,348,286 respectively. Dividends of $1,283,216 were reinvested during the first quarter of 2003. We use the proceeds for mortgage loans, working capital and general corporate purposes.

                                 CAPITALIZATION

     The following table sets forth the capitalization of Specialty Trust at March 31, 2003, as adjusted at that date to give effect to the issuance of the maximum amount of the Notes offered hereby that can be outstanding at any time.

                                                                            MARCH 31, 2003
                                                                   -----------------------------

                                                                    Historical      As Adjusted
                                                                   ------------    -------------
Borrowings:

    Lines of Credit                                                $ 11,609,000    $  11,609,000

    Collateralized Investment Notes (1)                              21,005,698      100,000,000

                                                                   ------------    -------------
       Total Borrowings                                            $ 32,614,698    $ 111,609,000

Stockholders' equity:

Capital Stock, $0.01 par value, 50,000,000 shares authorized:                 -                -

    Common stock - 7,317,875 shares issued and outstanding (2)           73,179           73,179

Additional paid-in capital                                           68,807,818       68,807,818

Retained Earnings                                                     2,044,970        2,044,970
                                                                   ------------    -------------
       Total stockholders' equity                                    70,925,967       70,925,967
                                                                   ------------    -------------
Total stockholders' equity and borrowings                          $103,540,665    $ 182,534,967
                                                                   ============    =============

-----------------------

(1) Under the indenture, the maximum principal amount outstanding at any time is $100 million.

(2) Specialty Trust's founder has purchased an aggregate of 300,000 shares of common stock at $.01 per share. This does not include shares reserved for issuance upon exercise of options granted to non-employee directors of Specialty Trust and certain employees of Specialty Financial.

                        SELECTED FINANCIAL AND OTHER DATA

     The information in this table should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and with the financial statements and the notes thereto included elsewhere in this Prospectus.

                                        FOR THE THREE MONTHS ENDED
                                                  MARCH 31             FOR THE YEARS ENDED DECEMBER 31,
                                        ---------------------------------------------------------------
                                            2003            2002              2002             2001
                                        ------------    -----------       -----------      ------------
STATEMENT OF EARNINGS DATA:

Interest and Dividend Income            $  2,836,438    $ 2,155,124       $ 9,726,660      $ 7,797,169

Interest Expense                             395,356        155,411           828,566          744,020

Net Revenues                               2,380,408      1,999,713         8,167,593        6,582,893

Net Earnings                               2,044,970      1,782,345         7,144,707        6,085,129

Basic Earnings (Loss) Per Share                 0.28           0.26              1.02             0.79

Diluted Earnings (Loss) Per Share               0.28           0.26              1.01             0.77

Dividends - Preferred Stock                       --             --                --        4,540,231

Dividends - Common Stock                   2,195,363      2,072,615         8,440,451        2,046,810

BALANCE SHEET DATA
  (End of Period)

Mortgage Loans                          $100,871,100    $73,572,086       $96,245,394      $73,331,659

Allowance for Mortgage Loan Losses        (1,877,254)    (1,149,860)       (1,815,576)      (1,020,321)

Real Estate Owned and Land Held
  for Development                          3,343,043      3,278,587         3,398,579        3,228,139

Total Assets                             103,952,279     78,838,294        99,323,596       77,667,422

Short-Term Borrowings                     32,614,698     11,231,867        29,107,031        9,475,441

Number of Preferred Shares Outstanding            --             --                --               --

Number of Common Shares Outstanding        7,317,875      6,908,716         7,183,004        6,822,703


                                       FOR THE YEARS ENDED DECEMBER 31,          FOR THE ELEVEN
                                       --------------------------------            MONTHS ENDED
                                           2000                1999              DECEMBER 31, 1998
                                        -----------        -----------           -----------------
STATEMENT OF EARNINGS DATA:

Interest and Dividend Income            $ 5,715,590        $ 4,450,193              $ 2,279,052

Interest Expense                            626,332            263,633                   76,877

Net Revenues                              4,689,258          3,936,560                2,102,175

Net Earnings                              4,543,772          3,809,424                2,025,870

Basic Earnings (Loss) Per Share               (1.62)             (0.73)                   (0.28)

Diluted Earnings (Loss) Per Share             (1.62)             (0.73)                   (0.28)

Dividends - Preferred Stock               5,070,963          4,039,923                2,111,145

Dividends - Common Stock                         --                 --                       --

BALANCE SHEET DATA
  (End of Period)

Mortgage Loans                          $55,863,036        $36,105,676              $29,600,401

Allowance for Mortgage Loan Losses         (750,000)          (350,000)                (100,000)

Real Estate Owned and Land Held
  for Development                                --                 --                       --

Total Assets                             58,667,243         44,132,700               29,835,306

Short-Term Borrowings                    11,005,960          5,217,467                8,212,000

Number of Preferred Shares Outstanding    4,624,276          3,799,700                2,169,588

Number of Common Shares Outstanding         334,400            320,200                  300,000

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the financial statements and notes.

SAFE HARBOR STATEMENT

     "Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: Statements in this discussion regarding Specialty Trust, Inc., and our business, which are not historical facts are "forward-looking statements" that involve risks and uncertainties. For a discussion of such risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statements, we refer you to "Risk Factors" relating to our Collateralized Investment Notes commencing on Page 13 of this prospectus.

OVERVIEW

     Specialty Trust is a mortgage finance company specializing in acquiring nonconforming residential and commercial real estate mortgage loans for the purpose of holding the loans in its portfolio. We fund our loans chiefly through equity and to a lesser degree with short-term debt. This short-term debt is in the form of secured bank lines of credit or Collateralized Notes.

     Our business objective and strategy is to build and hold a portfolio of mortgage loans for investment that generates net income for distribution to stockholders. Loans are made principally to borrowers in the states of Nevada, Arizona, California, Utah, and Colorado whose needs are generally not being served by traditional financial institutions. Our strategy is to focus on land loans, construction loans, commercial building loans and nonconforming single-family and small multifamily residential loans. We generally limit the amount of our investment in any single mortgage loan or in mortgage loans to one borrower to 10% of Specialty Trust, Inc. total assets, although the Board of Directors may approve exceptions. As of March 31, 2003, there were two mortgage loans exceeding 10% of assets, each of which the Board approved. Most loans will have terms of one to three years. Our mortgage loans may be secured by mortgages on unimproved as well as improved real property and non-income producing as well as income-producing real property. Some mortgage loans may be secured by borrower's leasehold interest in real property. Our loans generally produce higher yields than are obtained on traditional single-family residential mortgage loans, but are subject to higher risks of default and loss.

     We are structured as a real estate investment trust (REIT), thereby generally eliminating federal taxes at the corporate level on income we distribute to stockholders. Because we are not structured as a traditional lender that accepts deposits, we are subject to substantially less regulatory oversight and incur lower compliance expenses compared to banks, thrifts and many other holders of mortgage loans.

     Specialty Financial serves as our Manager and is responsible for loan originations, loan servicing and our day-to-day operations, subject to the supervision of our Board of Directors.

SIGNIFICANT ASPECTS OF THE FIRST QUARTER OF 2003 AND THE YEARS ENDED 2002, 2001 AND 2000

     At March 31, 2003, we owned approximately $100.9 million of mortgage loans, approximately $2.4 million of land held for residential development and $950,000 in real estate owned and held for resale. Our total assets were approximately $104 million. These assets are financed with approximately $32.6 million of recourse short-term debt, and approximately $70.9 million of equity.

     As of March 31, 2003, our equity-to-assets ratio was 68.2%, our debt-to-equity ratio was 46.0%. Our annualized return on equity was 12.0% for the quarter ended March 31, 2003.

     At December 31, 2002, we owned approximately $96.2 million of mortgage loans, approximately $2.4 million of land held for residential development and $950,000 in real estate owned and held for resale. Our total assets were approximately $99.3 million. The assets were financed with approximately $29.1 million in recourse short-term debt, and approximately $67.5 million of common equity.

     As of December 31, 2002, our equity-to-asset ratio was 68.0%, our debt-to-equity ratio was 43.1%. Our average return on equity was 10.8% for the year ended December 31, 2002.

     At December 31, 2001, we owned approximately $73.3 million of mortgage loans and approximately $3.2 million of land held for residential development and foreclosure property. Our total assets were approximately $77.7 million. These assets were financed with approximately $9.5 million of Collateralized Notes, and approximately $65.0 million of equity.

     At December 31, 2001, our equity-to-assets ratio was 83.7% and our debt-to-equity ratio was 14.6%. Our average quarterly return on equity for the year ended December 31, 2001 was 11.0%

     The increase in assets from December 31, 2001 to December 31, 2002 resulted primarily from cash received from the Collateralized Note program and the use of the lines of credit, which allowed the Company to fund additional mortgage loans. The increase in liabilities during this period was a result of the Company's ability to draw on its lines of credit and increased sales of the Collateralized Note Program. The increase in stockholders' equity between December 31, 2002 and March 31, 2003 was due to retained earnings not being declared as dividends until the second quarter of 2003 combined with the result of stockholders reinvesting dividends in common stock through the dividend reinvestment program for the dividends declared on December 27, 2002 and paid in January of 2003.

CRITICAL ACCOUNTING POLICIES

     Our management is responsible to insure that its policies and methodologies are in accordance with generally accepted accounting principles. During the first quarter of 2003, the management reviewed and evaluated our critical accounting policies and believe them to be appropriate.

     Our consolidated financial statements include the accounts of the Company and our wholly owned subsidiaries, SAC and SAC II. The preparation of consolidated financial statements in accordance with generally accepted accounting principals requires us to make estimates and assumptions in certain circumstances that affect amounts reported in the accompanying consolidated financial statements. These estimates are based, in part, on our judgment and assumptions regarding various economic conditions that we believe are reasonable based on facts and circumstances existing at the time of reporting. In preparing these consolidated financial statements, we have used our best estimates and judgments of certain amounts included in the consolidated financial statements, giving due consideration to materiality. We do not believe that there is a great likelihood that materially different amounts would be reported related to accounting policies described below. However, application of these accounting policies involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ from those estimates.

     The following summarizes the components of our consolidated financial statements where understanding accounting policies is critical to understanding and evaluating our reported financial results, especially given the significant estimates used in applying the policies. The discussion is intended to demonstrate the significance of estimates to our financial statements and the related accounting policies. Detailed accounting policies are described in Note 1 to the Company's December 31, 2002 consolidated financial statements. Management has discussed the development and selection of these critical accounting estimates with the Audit Committee of our Board of Directors. The Audit Committee has reviewed these disclosures.

     Revenue Recognition. Revenue is recognized on performing loans when interest has been earned according to the terms of the loan. However, revenue is no longer recognized when the loan has become delinquent for 90 days, when foreclosure proceedings have been initiated, or when the loan-to-value ratio exceeds 100%, whichever event occurs first. Management believes our revenue recognition policies are appropriate to reflect the substance of the underlying transactions.

     Allowance for Loan Loss. We maintain an allowance for loan losses on our mortgage loans. Additions to the allowance are based on an assessment of certain factors including, but not limited to, a review of collateral values, borrower payment ability and general economic conditions. Management believes that our policies and methodology are appropriate to reflect the potential loss on the current loan portfolio.

     Impairment of Long-Lived Assets. Real estate investments held represent "long-lived" assets for accounting purposes. We periodically review long-lived assets for impairment in value whenever any event or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. In management's opinion, and based on our estimates, real estate owned and land held for development are considered to be held for investment and are not carried at amounts in excess of their estimated fair value less cost to sell. Fair market value is derived using estimates and assumptions relating to eventual sales prices and estimates for costs to complete. Management believes the assumptions used in determining fair value are based on the best information available at the time of analysis.

     Income Taxes. Our financial results generally do not reflect provisions for current or deferred income taxes. Management believes that we have and intend to continue to operate in a manner that will continue to allow it to be taxed as a REIT and as a result, does not anticipate the payment of substantial corporate level taxes. Many of these requirements, however, are highly technical and complex. If we were to fail to meet any of these requirements, we would be subject to federal income tax.

     On May 2, 2002, we formed Specialty Acquisition Corp. (SAC) a wholly owned taxable REIT subsidiary. A taxable REIT subsidiary is generally subject to corporate level income tax on its income and will generally be able to distribute only its net after tax earnings to the Company as dividends.

     As of January 17, 2003, we formed a Qualified REIT Subsidiary, SAC II Corporation in which a REIT owns 100% of the stock and is not a taxable REIT subsidiary. As a Qualified REIT Subsidiary, SAC II is not treated as a separate corporation from the REIT for tax purposes. Therefore, it is subject to the IRS REIT asset, income and distribution requirements. In addition, all of its assets, liabilities and items of income, deduction and credit are treated as assets, liabilities and income deductions and credit of the REIT. Also, its activities are treated as activities of the REIT for purposes of the REIT qualification tests and prohibitive transaction limits.

As of March 31, 2003 there was no activity recorded in SAC II.

CHANGES IN FINANCIAL CONDITION

FIRST QUARTER 2003 COMPARED TO 2002

ASSETS

     Cash and Cash Equivalents. Cash and cash equivalents decreased by approximately $37,000 (40%) as of March 31, 2003, compared to December 31, 2002. The timing of loan fundings and the timing of debt or equity issues generally determine the amount of cash held by the Company. Our goal is to keep cash invested in loans or other financial instruments and therefore to keep cash balances low whenever possible.

     Accrued Interest receivable. Accrued interest receivable increased by approximately $109,000 (10%) primarily as the result of the increase in mortgage loans held for investment and an increase in delinquencies.

     Land Held for Residential Development. Land held for residential development decreased by approximately $56,000 (2%) as a result of the sale of three completed homes during the three months ended March 31, 2003. Land held for residential development consists of three phases of undeveloped lots (the "Project"), which were obtained by the Company through foreclosure in February 2001 of the collateral securing a mortgage loan. This Project originally included 117 lots, which were in various stages of completion at the time of foreclosure. An appraisal was obtained at the time of foreclosure which provided an allocation of the fair value as follows: (i) phase I's 15 lots at $35,000 each, (ii) phase II's 61 lots at approximately $15,000 each and (iii) phase III's 41 lots at approximately $15,000 each. The appraisal was based on the current condition of the lots and did not consider costs, which the Company or its assignee would incur to prepare these lots for the commencement of homebuilding. We subsequently contributed the Project to Specialty Acquisition Corp. (SAC), its wholly owned taxable REIT subsidiary formed in May 2002.

     In June 2002, SAC entered into an agreement with a third-party homebuilder to transfer title to the lots on a phased basis to the homebuilder in exchange for an upfront cash payment equal to a portion of the original appraised value of the uncompleted lots. Additionally the homebuilder is responsible to pay SAC the difference between the original appraisal value per lot and the cash previously received, upon sale of the homes to third parties. SAC is also entitled to 50% of the profits, if any, realized by the homebuilder upon closing of the sale of each home built, as well as repayment of infrastructure costs borne by the Company prior to the agreement. SAC receives a security interest in each lot transferred to the homebuilder, subordinate to the senior interest held by the homebuilder's construction lender. SAC is not obligated for any future costs of the Project once a completed lot is delivered to the homebuilder. This arrangement is accounted for as a real estate investment by which cash received upfront upon delivery of the completed lots reduces SAC's investment in the land held for residential development. Upon the sale of lots and completed homes by the homebuilder to a third-party, SAC will record proceeds as a reduction to the land held for residential development under the cost recovery method.

     All 76 lots in phases I and II were transferred to the homebuilder in 2002 upon payment to SAC of $565,943. In order to complete delivery of the lots, SAC incurred site mapping costs, other engineering costs, real estate taxes, and insurance fees; in 2002, all of which were capitalized. Three completed homes were sold during the three months ended March 31, 2003.

     The following table provides a roll-forward of this account:

Balance at December 31, 2002                  $2,448,579
Net proceeds from sale of homes                  (55,536)
                                              ----------
Balance at March 31, 2003                     $2,393,043
                                              ==========

     Real Estate Owned. We neither acquired nor disposed of any property for the quarter ended March 31, 2003.

     Mortgage Loans. Mortgage loans held for investment net of allowance for loan losses increased by approximately $4.6 million (5%). This increase was due primarily to the funding of new loans and advances on existing loans of $14.2 million, more than offsetting pay-offs and other repayments of $9.6 million. The allowance for loan losses was increased approximately $62,000 during the period to provide for potential future loan losses. There were no credit losses recorded during the period.

LIABILITIES

     Dividends Payable. Dividends payable decreased by approximately $2.2 million (100%) as of March 31, 2003. In order to preserve the Company's REIT status the Board of Directors declared dividends in the fourth quarter of 2002 out of the remaining earnings for the year. The dividend was subsequently paid in January 2003. No dividends were declared during the quarter ended March 31, 2003.

     Accounts Payable and Accrued Expenses and Accounts Payable - Related Party. Accounts payable and accrued expenses and accounts payable - related party decreased by approximately $134,000 (33%). This decrease was due primarily to the management fee payable to the Manager being higher, as of December 31, 2002 than as of March 31, 2003. In addition, professional fees related to the preparation of Form 10K were accrued as of December 31, 2002; and were paid during the first quarter of 2003.

     Lines of Credit. Borrowings on our lines of credit increased by approximately $2.3 million (24%) as the result of the funding of mortgage loans held for investment. Lines of credit are collateralized short-term borrowing facilities from banks used to fund mortgage investments and will fluctuate over time due to loan funding requirements, loan repayments and the level of other debt and equity sources.

     Collateralized Notes and Collateralized Notes - Related Party. Collateralized Notes increased by approximately $1.2 million (6%) due to increased issuance of such Notes caused by increased demand. Demand increased primarily because the stated interest rates of the notes are slightly higher than the average rates paid by banks. Our Collateralized Notes were authorized for public sale on January 19, 2001 in our initial registration statement. A subsequent registration statement was declared effective on May 7, 2002.

     2002 COMPARED TO 2001

     ASSETS

     Cash and Cash Equivalents and Restricted Cash. Cash and cash equivalents and restricted cash decreased by approximately $970,000 (91%) as of December 31, 2002, compared to December 31, 2001. Restricted cash decreased because the Company had previously recorded restricted cash held for the purchase and sale of stock on January 1, 2002. In 2002, the Company no longer facilitated these transactions. Rather, the Manager, Specialty Financial, handled stock transactions related to the stock matching program. The timing of loan funding and the timing of debt or equity issues generally determine the amount of cash held by the Company. It is our goal to keep cash invested in loans or other financial instruments and therefore keep cash balances low whenever possible.

     Land Held for Residential Development. Land Held for Residential Development decreased by approximately $334,000 (12%). Land held for residential development represents three phases of undeveloped lots (the "Project"), which were obtained by the Company through foreclosure in February 2001 of the collateral securing a mortgage loan. This Project includes 117 lots, which were in various stages of completion at the time of foreclosure. An appraisal was obtained at the time of foreclosure which provided an allocation of the fair value as follows:
(i) phase I's 15 lots at $35,000 each, (ii) phase II's 61 lots at approximately $15,000 each and (iii) phase III's 41 lots at approximately $15,000 each. The appraisal was based on the current condition of the lots and did not consider costs, which the Company or its assignee would incur to prepare these lots for the commencement of homebuilding. The Company subsequently assigned the Project to Specialty Acquisition Corp. (SAC), its wholly owned taxable REIT subsidiary formed in May 2002.

     In June 2002, SAC entered into an agreement with a third-party homebuilder to transfer title to the lots to the homebuilder in exchange for an upfront payment, in cash, equal to a portion of the original appraised value of the uncompleted lots. Additionally the homebuilder is responsible to pay SAC the difference between the agreed value per lot and the cash previously received, upon sale of the homes to third parties. SAC is also entitled to 50% of the profits, if any, realized by the homebuilder upon closing of the sale of each home built, as well as repayment of infrastructure costs borne by the Company prior to the agreement. SAC also receives a security interest in each lot transferred to the homebuilder, subordinate to the senior interest held by the homebuilder's construction lender. SAC is not obligated for any future costs of the Project once a completed lot is delivered to the homebuilder and the upfront payment received by SAC is non-refundable. This arrangement is accounted for as a real estate investment by which cash received upfront upon delivery of the completed lots reduces SAC's investment in the land held for residential development. Upon the sale of completed homes by the homebuilder to an independent third-party, SAC will reduce land held for residential development based on all cash proceeds received under the cost recovery method. After the investment has been fully recovered SAC will recognize revenue equal to its share of the profits realized and received from home sales and may record a provision for income taxes if SAC is anticipated to generate taxable income for the year.

     As of December 31, 2002, all 76 lots in phases I and II have been transferred and the homebuilder has paid SAC $565,943 in conjunction with the delivery of these completed lots. In order to complete the lots, SAC has incurred site mapping and other engineering costs and has incurred real estate taxes, all of which were capitalized.

     As of December 31, 2002, no developed lots have been sold by the homebuilder. The following table provides a roll-forward of this account in 2002:

Balance-December 31, 2001                                        $2,782,715
Capitalized costs in 2002                                           231,807
Cash payments received from homebuilder in 2002                    (565,943)
                                                                 ----------
Balance-December 31, 2002                                        $2,448,579
                                                                 ==========

     Real Estate Owned (Held for Sale). Real Estate Owned increased by approximately $505,000 (113%). This increase was due to the acquisition of an office building through foreclosure in July 2002. This increase was offset by the sale of another office building in early June 2002. The net gain on the sale was approximately $36,000. Specialty Trust also had a single-family residence, which was acquired through foreclosure in May 2002. The property was subsequently sold in June 2002 and the Company financed 100% of the sale. The net gain on sale was approximately $102,900, which was deferred and will be recognized as cash principal payments are received under the installment method.

     Accrued Interest Receivable. Accrued interest receivable increased by approximately $287,000 (34%). This increase is primarily due to the fact that mortgage loans held for investment increased during the year by approximately 31%.

     Mortgage Loans. Mortgage loans held for investment net of allowance for loan losses and discount of loans increased by approximately $22.1 million (31%). This increase in mortgage loans was due primarily to new loans being underwritten and funded faster than loans were maturing.

     LIABILITIES

     Dividends Payable. Dividends Payable increased by approximately $108,000 (5%). This increase was primarily due to the increase in the number of common shares outstanding, which have been issued through the Dividend Reinvestment Program

     Accounts Payable and Accrued Expense and Accounts Payable - Related Party. Accounts Payable and Accrued Expense and Accounts Payable - Related Party increased by approximately $323,000. This increase was primarily due to the management fee of approximately $220,000 due to the Manager at December 31, 2002.

     Lines of Credit. Lines of credit increased by approximately $9.3 million from zero at December 31, 2001. The increase was primarily due to the Company funding additional mortgage loans.

     Collateralized Notes and Collateralized Notes - Related Party. Collateralized Notes as a whole increased by approximately $10.3 million (100.9%) because of increased issuance of such Notes due to increased demand. Demand increased primarily because the stated interest rates of the notes are higher than the average rate paid by most alternative investments (banks - certificates of deposit). Our Collateralized Notes were approved for public sale on January 19, 2001 in our initial registration statement. A new registration statement was declared effective on May 7, 2002.

2001 COMPARED TO 2000

ASSETS

     Cash and Cash Equivalents and Restricted Cash. Cash and cash equivalents and restricted cash decreased by approximately $1.6 million (59.5%) as of December 31, 2001, compared to prior year. The decrease was primarily due to several large loans repaid near the end of 2000, making cash available at year-end in 2000. In 2001, the Company did not have any large loans repay near the end of the year. The timing of loan funding and the timing of debt or equity issues generally determine the amount of cash held by the Company. It is our goal to keep cash invested in loans or other financial instruments and therefore keep cash balances low whenever possible.

     Real Estate Owned and Land Held for Residential Development. Real estate owned increased by approximately $3.2 million as of December 31, 2001, compared to prior year. There was no real estate owned at December 31, 2000. Real estate owned represents property, which was acquired through foreclosure. As of December 31, 2001, Specialty Trust had foreclosed on two loans. These properties are in various stages of development. As of December 31, 2001, the property includes 15 unfinished residential lots that are for sale, 102 undeveloped lots that are tentatively mapped and will be fully developed and offered for sale, and 2 office buildings that are for sale.

     Mortgage Loans. Mortgage loans held for investment net of allowance for loan losses and discount of loans increased by approximately $17.1 million (31.1%) as of December 31, 2001, compared to prior year. This increase in mortgage loans was due primarily to additional cash available to fund loans through the stock issuances of June 30, 2001 and September 30, 2001 of approximately $18.3 million.

     Accrued Interest Receivable. Accrued interest receivable increased by approximately $318,000 (61%). This increase is primarily due to the fact that mortgage loans held for investment increased during the year.

LIABILITIES

     Dividends Payable. Dividends payable increased by approximately $660,000 (47.5%) as of December 31, 2001, compared to prior year. This was primarily due to the fact that there were 2,198,427 additional shares of capital stock on which dividends were paid. The actual payout per share remained the same. The increase in stock was due to the two closings of a private placement of Class A Convertible Preferred Stock on June 30, 2001 and September 30, 2001. Further, on October 1, 2001, the Company's Class A Convertible Preferred Stock converted to Common Stock. Due to our REIT status the Board of Directors must declare dividends for the fourth quarter in December of the earnings year. Therefore, this dividend carries over to fiscal year 2002 and was paid in January 2002.

     Lines of Credit. Borrowings under lines of credit decreased by approximately $4.5 million (100%) as of December 31, 2001, compared to prior year. This line item represents collateralized short-term borrowings from banks and will fluctuate over time due to loan funding needs, loan prepayments and other debt and equity issues. Use of lines of credit was minimal during the year because the Company sold Collateralized Notes to fund loans rather than use higher cost lines of credit.

     Collateralized Notes. Collateralized notes increased by approximately $2.9 million (44.6%) as of December 31, 2001, compared to the prior year. This was due primarily to notes being offered at a lower interest rate than the interest rates on our lines of credit to fund loans. Our Collateralized Notes were initially authorized for public sale on January 19, 2001.

RESULTS OF OPERATIONS

     The rate / volume analysis set forth in the following table analyzes changes in net interest income for the periods indicated by their rate and volume components.

     Our operating results include all of the reported income of our mortgage finance operation.

                                     THREE MONTHS ENDED                          YEAR ENDED
                                       MARCH 31, 2003                        DECEMBER 31, 2002
                                         OVER/UNDER                              OVER/UNDER
                                       MARCH 31, 2002                        DECEMBER 31, 2001
                             --------------------------------------------------------------------------
                               NET                                    NET
                              CHANGE        RATE         VOLUME      CHANGE       RATE         VOLUME
                             --------------------------------------------------------------------------
INTEREST INCOME
Mortgage Loans               $ 707,518    $(194,748)   $ 902,266   $1,931,454  ($ 179,223)   $2,110,677
Cash Accounts                  (26,204)         (56)     (26,148)       5,134     (33,230)       38,364
                             --------------------------------------------------------------------------
Total                        $ 681,314   ($ 194,804)   $ 876,118   $1,936,588  ($ 212,453)   $2,149,041
                             ==========================================================================

INTEREST EXPENSE
Line of Credit               $ 114,414    $ (16,201)   $ 130,615   $   (5,035)  $ (41,220)   $   36,185
Notes Payable                    1,465            -        1,465        4,623           -         4,623
Collateralized Notes           124,066       (6,842)     130,908       84,958    (279,129)      364,087
                             --------------------------------------------------------------------------
Total                        $ 239,945   ($  23,651)   $ 252,980      $84,546  ($ 320,349)   $  404,895
                             ==========================================================================

Change in net
   Interest income           $ 441,369   ($ 171,153)   $ 623,138   $1,852,042   $ 107,896    $1,744,146
                             ==========================================================================

                                                              YEAR ENDED
                                                           DECEMBER 31, 2001
                                                              OVER/UNDER
                                                           DECEMBER 31, 2000
                                            --------------------------------------------
                                                NET
                                               CHANGE            RATE           VOLUME
                                            --------------------------------------------
Interest Income
    Mortgage Loans                          $  2,173,908      $  579,376      $1,594,532
    Cash Accounts                                (71,038)        (67,219)         (3,819)
                                            --------------------------------------------
        Total                               $  2,102,870      $  512,157      $1,590,713
                                            ============================================

Interest Expense
    Line of Credit                          $   (117,894)     $   15,544      $ (133,438)
    Notes Payable                                     -               -               -
    Collateralized Notes                         235,582         (33,738)        269,320
                                            --------------------------------------------
        Total                               $    117,688      $  (18,194)     $  135,882
                                            ============================================

Change in Net
   Interest Income                          $  1,985,182       $ 530,351      $1,454,831
                                            ============================================

     Our operating results include all of the reported income of our mortgage finance operation. The comparison of the three months ended March 31, 2003 to the three months ended March 31, 2002 and the years ended December 31, 2002 and 2001 is as follows.

FIRST QUARTER 2003 COMPARED TO FIRST QUARTER 2002

     Interest Income, Mortgage Assets. Interest income increased approximately $708,000 (33%) for the three months ended March 31, 2003, as compared to the comparable prior year period, due primarily to additional funds invested in mortgage loans as a result of increased cash available from dividend reinvestments during the period and the use of short-term borrowings to fund a corresponding increase in loan demand.

     Interest Expense - Lines of Credit. Interest expense on lines of credit increased by approximately $114,000 for the three months ended March 31, 2003, as compared to the same period of 2002, primarily due to the increase in borrowings under lines of credit more than offsetting a 0.5% reduction in the average interest rate compared to the same period in 2002.

     Interest Expense - Collateralized Notes. Interest expense on Collateralized Notes increased by approximately $124,000 (80%) for the three months ended March 31, 2003, as compared to the same period of 2002. The increase was primarily due to an increase in Collateralized Notes outstanding compared to the same period of 2002.

     Total Expenses. Total expenses for the three months ended March 31, 2003 increased by $237,000 (240%) compared to the same period in 2002 primarily as a result of a $156,000 increase in management fees. Directors fees and costs increased due to an increase in the number of Board members, an increase in the Board fees, and the new Board retainer fee in which Board members are to be annually granted 500 shares of common stock each on January 1, and July 1. In addition, other expenses increased approximately $56,000 for the three months ended March 31, 2003 compared to the same period in 2002, as a result of expenses relating to loan foreclosures. In accordance with generally accepted accounting principles the Company expenses costs relating to foreclosures as incurred.

2002 COMPARED TO 2001

     Interest Income, Mortgage Assets. Interest income increased approximately $1.9 million (25%) for the year ended December 31, 2002 as compared to 2001. This increase was due primarily to additional funds invested in mortgage loans as a result of increased cash available from dividend reinvestments during the period and the use of short-term borrowings to fund a corresponding increase in loan demand.

     Total Interest Expense. Interest expense increased by approximately $85,000 (11%) for the year ended December 31, 2002 as compared to 2001. The increase is primarily due to the increase in Collateralized Notes from the prior year offset by lower interest rates.

     Provision for Loan Losses: Provision for Loan Losses increased by approximately $299,000 (60%). This increase is primarily due to the fact that the loan portfolio increased by approximately 31% while delinquencies increased by approximately $9.4 million from the prior year.

     Other Income. Other income increased by approximately $49,000 for the year ended December 31, 2002 as compared to 2001. This increase was primarily due to the gain on sale of real estate owned of approximately $36,000 and the net operating income generated from one of the foreclosure properties was approximately $26,000. The property was subsequently sold.

     Total Expenses. Total expenses increased by approximately $525,000 (106%) for the year ended December 31, 2002 as compared to 2001. The increase was in part due to an increase in professional fees from the prior year due to increased legal fees and increased audit and tax fees due to a change in audit firm. In addition, Management and Directors fees increased as the Company incurred a management incentive bonus of approximately $314,000, while the incentive bonus fee incurred in 2001 was approximately $88,000. Finally other expenses increased by approximately $151,000, which represents foreclosure fees paid by the Company.

2001 COMPARED TO 2000

     Interest Income, Mortgage Loans. Interest income from mortgage loans increased approximately $2.2 million (39.1%) for the year ended December 31, 2001 as compared to 2000. The increase was due primarily to additional funds invested in mortgage loans as a result of increased cash available from the private placement of new preferred stock on June 30, 2001 and September 30, 2001. Additional factors included dividend reinvestments during the period, and the use of short-term borrowings to fund a corresponding increase in loan demand.

     Total Interest Expense. Interest expense increased approximately $118,000 (18.8%) for the year ended December 31, 2001 as compared to 2000. The increase was due primarily to higher average borrowings outstanding as the Company utilized its ability to issue Collateralized Notes to fund the increased loan demand.

     Total Expenses. Total expenses increased approximately $353,000 (242.1%) for the year ended December 31, 2001 as compared to 2000. The increase was due primarily to advertising costs for sale of Collateralized Notes. In addition, the Company incurred expenses related to professional services in conjunction with the SEC reporting requirements, previously not required. Finally, the Company incurred a management incentive bonus of approximately $88,000 in 2001; whereas in 2000 no incentive bonus was recognized.

INTEREST RATE/MARKET/CREDIT RISK

     We seek to manage the interest rate, credit and market risk of our portfolio. By originating short-term loans (generally less than three years), we can significantly reduce the risk of changing interest rates. Additionally, we continue to monitor the quality of our loans through the consistent application of our underwriting guidelines and loss mitigation practices of our servicing procedures. In this way we seek to control credit risk. The majority of our loans are located in Nevada; however, we are also acquiring loans in Arizona, California, Colorado, and Utah to help diversify the portfolio and reduce the risk of investing in one market.

      The following table sets forth the weighted average yield earned on our assets and the weighted average expense of our liabilities for the periods shown.

                                               THREE MONTHS                         INTEREST RATE/MARKET/CREDIT RISK
                                            ENDED (ANNUALIZED)                       FOR THE YEARS ENDED DECEMBER 31,
                                     MARCH 31, 2003     MARCH 31, 2002               2002                        2001
                                     --------------     --------------               ----                        ----
   INTEREST INCOME
Mortgage Loans                           11.64%             12.40%                  12.53%                      12.65%
Cash Accounts                             0.72%              1.64%                   1.63%                       2.14%
   INTEREST EXPENSE
Line of Credit                            4.16%              4.76%                   4.67%                       8.81%
 Notes Payable                            0.50%                 -                    0.50%                          -
Collateralized Notes                      5.44%              5.60%                   5.33%                       7.22%
   Net Interest Spread                    6.80%              5.88%                   7.09%                       4.95%

LIQUIDITY AND CAPITAL RESOURCES

     We manage our short-term liquidity (defined as our funding needs to cover commitments and anticipated uses occurring over the next 12 months) in a number of ways. First, the scheduled interest payments from our mortgage portfolio produce monthly cash flow which can be used to originate new loans and to pay dividends to stockholders. This source provided approximately $2.8 million during the three months ended March 31, 2003 and $9.7 million during the year ended December 31, 2002, respectively.

     Secondly, the payoff and prepayment of loans provides additional liquidity to our portfolio. Historically, we have experienced annual loan payoffs and prepayments of approximately 30% to 35% of our outstanding portfolio. Since our loan terms are usually one to three years, the rate of principal payoffs is significant. With a current portfolio of approximately $100 million we would anticipate annual cash flows from principal pay downs of approximately $33.3 million. As we continue to issue Collateralized Notes, our portfolio will be able to be increased as will the cash flow from principal pay downs. Typically, these funds are used to originate new mortgage loans, but there are no restrictions on the use of the funds.

     The following table illustrates the scheduled maturities of mortgage loan investments subsequent to March 31, 2003:

           Maturity                             Amount
           --------                             ------
April 1, 2003 to December 31, 2003          $   49,954,935
2004                                            31,445,801
2005                                            16,035,656
2006                                             3,434,708
                                            --------------
                                            $  100,871,100
                                            ==============

     Under existing mortgage loans, the Company is obligated to fund additional loan amounts totaling approximately $16,777,000 as of March 31, 2003.

     Thirdly, we have the ability to issue Collateralized Notes to provide additional liquidity. Starting May 7, 2002, as a result of the 2002 Registration, the Company was permitted to offer Collateralized Notes with maturities of up to five years. Although not a committed source, we may utilize Collateralized Notes to meet a portion of our short-term funding needs under normal market conditions.

     The following table reflects the maturities of Collateralized Notes as of March 31, 2003:

             Maturity                          Amount
             --------                          ------
April 1, 2003 to December 31, 2003          $ 16,641,810
2004                                           3,962,501
2005                                              30,162
2006                                                   -
2007                                             345,912
thereafter                                        25,313
                                            ------------
                                            $ 21,005,698
                                            ============


     Lastly, we had four committed lines of credit with commercial banks aggregating $17.0 million to provide additional liquidity as of March 31, 2003. On May 5, 2003, the Company increased its line of credit with a bank by $500,000 increasing the limit with this bank to $3,500,000. The line of credit expires on June 15, 2004. All four lines of credit are collateralized by mortgage loans. Borrowings under the lines bear interest at the applicable bank's prime or reference rate. We are required to comply with various operating and financial covenants regarding the lines. Such covenants include restrictions on (i) any change in business activities from those we are presently engaged in, and (ii) any change in executive and management personnel that would result in reduced qualifications and experience compared to present personnel. Such covenants also contain requirements for (i) minimum tangible net worth, and (ii) maximum debt-to-equity ratio. We are in compliance with these covenants and the Company has been in compliance since inception of the facilities.


     The following table sets out the maturity dates, total facility and outstanding balance of each line of credit at March 31, 2003:

                                                        Outstanding at
    Maturity                 Amount of Line             March 31, 2003
    --------                 --------------             --------------
July 1, 2003                 $    6,500,000             $    3,609,000
July 1, 2003                      3,000,000                  3,000,000
October 15, 2003                  5,000,000                  5,000,000
January 23, 2004                  2,500,000                          -
                             --------------             --------------
  Total                      $   17,000,000             $   11,609,000
                             ==============             ==============

     We believe the combination of these sources of capital allows us to manage our anticipated short-term liquidity needs and thereby efficiently use our capital resources.

     With respect to our long-term liquidity (funding needs during periods beyond the next 12 months), our only commitments that require funding are those arising from our construction loans. At March 31, 2003, the Company was committed to advancing an additional approximately $16.8 million related to its construction loans. There are no commitments for material capital expenditures or payments due on long-term debt obligations. We believe the same sources we rely on for short-term liquidity needs will be sufficient to fund our long-term needs as well.

RISK MANAGEMENT AND THE ALLOWANCE FOR LOAN LOSSES

     The loan portfolio is the Company's primary asset subject to credit risk. To account for this credit risk, the Company sets aside an allowance or reserve for credit losses through periodic charges to earnings. These charges are shown in the Company's Statement of Earnings as provision for loan losses. Credit risk is managed and monitored through the use of prudent lending standards, a thorough review of potential borrowers, and an on-going review of payment performance. Asset quality administration, including early identification of problem loans and timely resolution of problems, further enhances the management of credit risk and the minimization of loan losses. All specifically identifiable and quantifiable losses are immediately charged off against the allowance. Charged-off loans are subject to periodic review, and specific efforts are taken to achieve maximum recovery of principal and interest.

     Management reviews the adequacy of the allowance for loan losses on a quarterly basis to determine whether the allowance is adequate to provide for probable losses inherent in the loan portfolio as of the balance sheet date. Valuation of the adequacy of the allowance for loan losses is based primarily on management's periodic assessment and grading of the loan portfolio as described below. Additional factors considered by management include the consideration of past loan loss experience, trends in past due and nonperforming loans, risk characteristics of the various classifications of loans, current economic conditions, the fair value of underlying collateral, and other regulatory or legal issues that could affect loan losses.

     Loans are initially risk graded prior to loan origination. They are re-graded quarterly. Numerous factors are considered such as renewal, loans to the same borrower, identified facts demonstrating heightened risk of nonpayment, or if they have become delinquent. The loan review, or grading process attempts to identify and measure problem and watch list loans. Problem loans are those loans with higher than average risk with workout and/or legal action probable within one year. These loans are reported quarterly to the Company's Board of Directors for action. Watch list loans are those loans considered as having weakness detected in character, capacity to repay or balance sheet concerns, which prompt management to take corrective action at the earliest opportunity. Problem and watch list loans generally exhibit one or more of the following characteristics:

     -    Adverse financial trends and conditions

     -    Decline in the entire industry

     -    Managerial problems

     - Customer's failure to provide financial information or other collateral documentation

     -    Repeated delinquency, overdrafts or renewals

     The Loan Review Committee of the Board of Directors reviews every significant problem loan and assessments are performed quarterly to confirm the risk rating to that loan, proper accounting and the adequacy of loan loss reserve assigned.

     After reviewing the loan portfolio, management will allocate or assign a portion of the allowance for loan loss to groups of loans and to individual loans to cover management's estimate of probable loss. Allocation is related to the grade of the loan and includes a component resulting from the application of the measurement criteria of SFAS 114 "Accounting by Creditors for Impairment of a Loan" and SFAS 118 "Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures." Management then compares the amounts allocated for probable losses to the current allowance. To the extent that the current allowance is insufficient to cover estimated probable losses, management records an additional provision for credit loss. If the allowance is greater than required at that point in time, provision expense is adjusted accordingly.

     While management uses available information to recognize losses on loans, future adjustments to the allowance for loan loss may be necessary based on changes in economic conditions and the impact of such changes on the Company's borrowers.

     Consistent with US GAAP and with the methodologies used in estimating the unidentified losses in the loan portfolio, the allowance for loan loss consists of two components as discussed below.

     First, the allowance includes a component resulting from the application of the measurement criteria of SFAS 114 and SFAS 118.

     The second or "general" component of the allowance for loan loss is intended to absorb inherent losses that may not be provided for by the first component. The primary reason that the first component might not be sufficient to absorb the losses present in the portfolio, (and the unallocated portion of the allowance for loan loss is used to provide for the losses that have occurred), is due to the inherent limitations to any credit risk grading process. Even for experienced loan reviewers, grading loans and estimating losses involves a significant degree of judgment regarding the present situation with respect to individual loans and the portfolio as a whole. In addition, it is possible that grading and loan review may be performed without the assurance that all relevant facts are available to the reviewer. For example, troubled borrowers may inadvertently or deliberately omit important information from correspondence with the reviewer regarding the borrower's financial condition and the diminished strength of repayment sources.

     While there exists probable asset quality problems in the Company's loan portfolio, management believes sufficient reserves have been provided in the allowance for loan loss to absorb probable losses in the loan portfolio at March 31, 2003.

NON-PERFORMING LOANS, POTENTIAL PROBLEM LOANS, AND OTHER REAL ESTATE

     As a Company policy the accrual of interest income is discontinued when a loan becomes 90 days past due as to principal or interest. If collectibility is in doubt, cash receipts on non-accrual loans are used to reduce principal rather than recorded as interest income. Accrued interest recorded during the 90-day period remains accrued if management determines that the underlying collateral supports recovery of principal and accrued interest. At March 31, 2003 the Company had eight loans which were 30 to 245 days past due totaling approximately $15.5 million in principal and accrued interest.

LAND HELD FOR RESIDENTIAL DEVELOPMENT AND REAL ESTATE OWNED (HELD FOR SALE)

     Land held for residential development and real estate owned (held for sale) consists of real estate acquired through foreclosure and is carried at the lower of the recorded investment in the loan, inclusive of any senior indebtedness, or the property's estimated fair value, less estimated selling costs. Costs related to the improvements to the property are capitalized. Any other costs are expensed.

INFLATION

     Virtually all of the Company's assets and liabilities are financial in nature. As a result, interest rates and other factors drive the Company's performance far more than does inflation. Changes in interest rates do not necessarily correlate with inflation rates and changes in inflation rates. The Company's consolidated financial statements are prepared in accordance with US GAAP, while dividends are based on net income calculated for tax purposes. In each case, the Company's Statements of Operations and Balance Sheets are measured with reference to historical cost or fair market value without considering inflation.

FORWARD LOOKING STATEMENTS

     When used in this prospectus, in future SEC filings, or in other written or oral communications, the words or phrases "will likely result," "are expected to," "will continue", "is anticipated," "estimate," "project," or similar expressions are intended to identify "forward-looking statements" for purposes of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the 1934 Act, as amended, and as such may involve known and unknown risks, uncertainties and assumptions.

     These forward-looking statements are subject to various risks and uncertainties, including, but not limited to, risks relating to: increases in prepayment rates on the mortgage loans; changes in short-term interest rates; the Company's ability to use borrowings to finance its assets; risks associated with investing in real estate, including changes in business conditions and the general economy; changes in government regulations affecting the Company's business; and the Company's ability to maintain its qualification as a REIT for Federal income tax purposes. These risks, uncertainties, and factors could cause the Company's actual results to differ materially from those projected in any forward-looking statements it makes.

     All forward-looking statements speak only as the date they are made. The Company does not undertake, and specifically disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date of such statements. Readers are cautioned that the Company's actual results could differ materially from those set forth in such forward-looking statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Market risk includes risks that arise from changes in interest rates, foreign currency exchange rates, commodity prices, equity prices and other market changes that affect market sensitive instruments. We are a party to various financial instruments that are subject to market risk. These instruments include commercial mortgage loans, land loans, nonconforming single-family and small multifamily residential mortgage loans, borrowings under lines of credit and the issuance of Collateralized Notes. Our financial instruments involve elements of interest rate risk. Our loan portfolio is also subject to real estate market risk.

     None of our financial instruments have been entered into for trading purposes. We have not entered into, nor do we intend to enter into, any financial instruments for trading or speculative purposes. As we have no investments outside of the United States, we are not subject to foreign currency exchange rate risk. We do not hedge our exposure to changes in the fair value of our loans through the use of derivative instruments. Instead, we have managed these exposures through careful underwriting and servicing of our loans. Further, we target as potential customers borrowers with relatively significant equity value in their property.

     For the most part, our loans provide for either monthly payments of interest only and a payment of principal in full at the end of the loan term, or monthly payments of interest only with principal payments upon lot releases and principal in full at the end of the loan term. Because of the high yield of our loans, we do not believe that a 25 basis point increase or decrease in general interest rates (from those prevailing at March 31, 2003) would have a significant impact on the fair value of our fixed rate loan portfolio. A significant increase in interest rates could, however, make it more difficult for our borrowers to sell or refinance their respective properties. This could have a material adverse effect on us, either through loan defaults or the need to grant extensions of the maturity dates, thereby delaying repayment. Additionally, a real estate market decline in Nevada, Arizona, Colorado, California, or Utah could have a material adverse impact on us. If real estate values were to decline, borrowers might find it difficult, if not impossible, to repay some or all of the principal and accrued interest in connection with a sale or refinancing of the underlying properties. A number of factors could lead to a real estate market decline including, but not limited to, a slowdown in the growth of the economy, increasing commercial interest rates and supply and demand factors. It is not possible for us to quantify the potential loss in earnings or cash flows that might result from a real estate market decline.

     We have attempted to mitigate these risk exposures by carefully underwriting and servicing our loans. The underwriting decision to provide a loan to an applicant is based primarily upon the loan-to-value ratio for the underlying collateral. Thereafter, the Manager uses early intervention, aggressive collection and loss mitigation techniques in the servicing process. While we have attempted to mitigate these risk exposures, there can be no assurance that these efforts will be successful.

                                    BUSINESS

     Our business objective is to build and hold a portfolio of mortgage loans for investment that generates net income for distribution to stockholders. We finance our acquisitions of mortgage loans with equity and secured borrowings. We are structured as a real estate investment trust (REIT), thereby generally eliminating Federal income taxes at the corporate level, the tax effect is passed to the shareholders on income we distribute to stockholders in the form of dividends. Because we are not structured as a traditional lender, which accepts deposits, we are subject to substantially less regulatory oversight and incur lower compliance expenses compared to banks, thrifts and many other holders of mortgage loans.

INVESTMENT STRATEGIES AND POLICIES

     Mortgage Loan Acquisition Strategy. Our business involves acquiring and holding loans to borrowers primarily in the State of Nevada whose borrowing needs are generally not being served by traditional financial institutions. We acquire loans originated by our Manager. We generally limit the amount of our investment in any single mortgage loan or in mortgage loans to one borrower to 10% of total assets of Specialty Trust, although exceptions may be approved by the Board on a case-by-case basis. As of March 31, 2003, there was one mortgage loan that exceeded the 10% threshold, and one borrower whose total loans exceeded the 10% threshold, which the Board approved. Most loans will have terms of one to three years. At March 31, 2003, less than 1% of our loan portfolio consisted of loans with remaining maturities of more than three years. We expect that approximately 90% of our mortgage loan balances will at any one time be secured by first deeds of trust on the underlying real property, with the remaining mortgage loan balances secured by second deeds of trust. Our mortgage loans may be secured by mortgages on unimproved as well as improved real property and non-income producing as well as income-producing real property. Our loans generally produce higher yields than are obtained on traditional single-family residential mortgage loans, but are subject to higher risks of default and loss.

     We acquire loans originated by our Manager. The Manager targets as potential customers borrowers with relatively significant equity value in their property, but who either:

     -    require a small commercial loan;

     - own real property which is difficult to evaluate under standard underwriting guidelines or unlikely to support a mortgage saleable in the secondary market;

     - are self-employed, tend to experience some volatility in their income or have difficult-to-document sources of income; or

     -    are otherwise unable to qualify for traditional mortgage loans.

     All loans provide for monthly payments of interest. Currently, all of our loans are at fixed rates of interest. As part of the acquisition or refinance of a particular mortgage loan, we may acquire an equity-like interest in the real property securing the loan in the form of a shared appreciation interest or other equity-like participation.

     Most of the loans we acquire and hold require the borrower to make a "balloon payment" on the principal amount upon maturity of the loan. At March 31, 2003, less than 1% of our loan portfolio consisted of fully amortizing mortgage loans. To the extent that a borrower has an obligation to pay a mortgage loan in a large lump sum payment, its ability to satisfy this obligation may be dependent upon its ability to obtain suitable refinancing, sell the underlying property or otherwise raise a substantial cash amount. An increase in interest rates over the mortgage rate applicable at the time the loan was originated may have an adverse effect on the borrower's ability to obtain refinancing or to pay the required monthly payments. As a result, such loans may involve a higher risk of default than fully amortizing loans.

     We generally hold our mortgage loans to maturity. In addition, the REIT provisions of the Internal Revenue Code (the "Code") limit in some respects our ability to sell mortgage loans. From time to time, however, management may decide to sell mortgage loans. This could occur for any number of reasons, for example, to dispose of a mortgage loan as to which credit risk concerns have arisen, to reduce interest rate risk, or generally to re-structure the balance sheet when management deems such action advisable. Management will select any mortgage loans to be sold according to the particular purpose such sale will serve. The Board of Directors has not adopted a policy that would restrict management's authority to determine the timing of sales or the selection of mortgage loans to be sold.

     Types of Mortgage Loans. The principal types of mortgage loans we acquire are described below: At March 31, 2003, 43% of our $100 million mortgage loan portfolio was invested in loans secured by Nevada property, about 30% in the Reno area and about 13% in the Las Vegas area. Our investment in any mortgage loan may be for the entire loan or a percentage participation interest in the loan.

     - Land Loans. Land loans are made against (a) underdeveloped or "raw" land zoned for either commercial or residential use and (b) land prepared for commercial or residential development, typically with entitlements obtained and basic infrastructure such as streets and utilities in place. An example of a residential land development loan would be a loan secured by a residential subdivision with residential lots ready for building. While land loans are generally made at low loan-to-value ratios, usually less than 50%, there is generally no cash flow from the property and the borrower's other sources of income must be relied upon to support the periodic interest payments due under the loans. At March 31, 2003, approximately 53.6% of our mortgage loan portfolio consisted of land loans.

     - Construction Mortgage Loans. Construction loans are loans made for the renovation of developed property, and for the construction of new structures on undeveloped property. Construction loans acquired and held by us will generally be secured by first deeds of trust on commercial or residential real property. Most of our construction loans are to developers building the property for sale. Such loans are typically for terms of from six months to two years. Generally we do not disburse funds with respect to a particular construction loan until work in the previous phase of the project on which the loan is being made has been completed, and until an independent inspector has verified the quality of construction and adherence to the construction plans and has reviewed the estimated cost of completing the project. In addition, we require the submission of signed labor and material lien releases by the borrower in connection with each completed phase of the project prior to making any periodic disbursements of proceeds of the loan to the borrower. At March 31, 2003, approximately 40.3% of our mortgage loan portfolio consisted of construction loans.

     - Commercial Building Loans. Commercial building loans have distinct risk characteristics depending on the type of structure on the property. Commercial building loans generally lack standardized terms, which may complicate their structure. Commercial buildings themselves tend to be unique and are more difficult to value than residential properties. In addition, commercial buildings, particularly industrial and warehouse properties, are generally subject to relatively greater environmental risks than non-commercial properties, with corresponding burdens and costs of compliance with environmental laws and regulations. At March 31, 2003, approximately 1.9% of our mortgage loan portfolio consisted of commercial loans.

          Commercial building loans are also subject to the effects of:

          --   local and other economic conditions on real estate values;

          --   the ability of tenants to make lease payments;

          -- the ability of a building to attract and retain tenants, which may in turn be affected by local conditions such as oversupply of space or a reduction in demand for rental space in the area, the attractiveness of properties to tenants, competition from other available space, the ability of the owner to pay leasing commissions, provide adequate maintenance and insurance, pay tenant improvement costs and to make other tenant concessions; and

          -- increased operating costs, including energy costs and real estate taxes.

          While owners of commercial buildings generally will carry comprehensive liability and casualty coverage, such coverage may not provide full protection for the value of the underlying property and may not protect against all casualty losses. If underlying commercial buildings do not generate sufficient income to meet operating expenses, debt service, capital expenditures and tenant improvements, borrowers under commercial building loans may be unable to make payments of principal and interest in a timely fashion. Income from and values of commercial buildings are also affected by such factors as applicable laws, including tax laws, interest rate levels, the availability of financing for owners and tenants, and the impact of and costs of compliance with environmental controls and regulations. In the event of foreclosure on a commercial building loan, there may be costs and delays involved in enforcing rights of a property owner against tenants in default under the terms of leases with respect to commercial properties and such tenants may seek the protection of the bankruptcy laws, which can result in termination of lease contracts.

     - Nonconforming Single-Family and Small Multifamily Residential Mortgage Loans. The nonconforming single-family residential mortgage loans are conventional mortgage loans that vary in one or more respects from the requirements for participation in Fannie Mae or Freddie Mac programs. Credit risks associated with nonconforming mortgage loans may be greater than those associated with mortgage loans that conform to Fannie Mae and Freddie Mac guidelines. The principal differences between nonconforming mortgage loans and conforming mortgage loans include the applicable loan-to-value ratios, the credit and income histories of the mortgagors, the documentation required for approval of the mortgagors, the types of properties securing the mortgage loans, loan sizes and the mortgagors' occupancy status with respect to the mortgaged property. Nonconforming loans may include loans secured by timeshare vacation property. As a result of these and other factors which cause these nonconforming mortgage loans to higher risk of credit default and loss, the interest rates charged on these loans are often higher than those charged for conforming mortgage loans. At March 31, 2003 approximately 4.1% of our mortgage loan portfolio consisted of nonconforming loans.

          Small multifamily mortgage loans are generally secured by a first lien on a 5-unit to 20-unit residential property. Multifamily mortgage loans share many of the characteristics and risks associated with commercial mortgage loans and are often categorized as commercial loans rather than residential loans. We also include loans on mobile home parks in this residential category.

     - Junior Mortgage Loans. Second, third and wraparound mortgage loans are secured by deeds of trust on single-family residences which are already subject to prior mortgage indebtedness. A wraparound loan is a junior mortgage loan having a principal amount equal to the outstanding balance under the existing mortgage loans plus the amount actually to be advanced under the wraparound mortgage loan. Under a wraparound loan, we generally make principal and interest payments on behalf of the borrower to the holders of the prior mortgage loans. Junior mortgage loans generally have lower qualifying loan-to-value ratios.

                        TABLE 1: MORTGAGE LOAN PORTFOLIO
                             (AS OF MARCH 31, 2003)

                                                                 MAXIMUM
                                                  ST NET        COMMITMENT      CURRENT LOAN     SPECIALTY TRUST
FOOTNOTES          DESCRIPTION OF LOAN         INTEREST RATE  AMOUNT ON LOAN*  PRINCIPAL AMOUNT     BALANCE +
---------          -------------------         -------------  ---------------  ----------------  ---------------
                                                    LAND LOANS
    1            Residential Subdivision          12.00%      $    10,000,000    $  6,807,497     $  6,807,497
    2              Residential Raw Land           12.50%            3,056,200       3,056,200        3,056,200
    1              Residential Raw Land           12.00%            2,100,000       1,000,000        1,000,000
                   Residential Raw Land           13.00%               97,000          97,000           97,000
                   Residential Raw Land           13.00%               42,500          42,500           42,500
                                                              ------------------------------------------------
           RESIDENTIAL RAW LAND TOTAL                         $    15,295,700    $ 11,000,197     $ 11,003,197
                                                              ------------------------------------------------

           Residential Land Development           12.75%      $    30,000,000    $ 30,000,000     $ 10,000,000
           Residential Land Development           13.00%           18,250,000      18,250,000          424,000
           Residential Land Development           13.00%            7,300,000       6,850,000        6,850,000
    5      Residential Land Development           13.00%            2,185,000         539,430          539,430
           Residential Land Development           13.00%            1,920,000       1,920,000        1,920,000
                                                              ------------------------------------------------
           RESIDENTIAL LAND DEVELOPMENT TOTAL                 $    59,655,000    $ 57,559,430     $ 19,733,430
                                                              ------------------------------------------------

    3              Commercial Raw Land            13.00%      $     8,200,000    $  7,047,575     $  7,047,575
   4/9             Commercial Raw Land            12.50%            5,700,000       5,700,000        2,461,000
   4/9             Commercial Raw Land            13.00%            5,500,000       3,754,000        2,644,077
                   Commercial Raw Land            13.00%            5,000,000       5,000,000        5,000,000
    5              Commercial Raw Land            13.00%            4,100,000       4,100,000           80,000
    2              Commercial Raw Land            12.25%            3,000,000       3,000,000        3,000,000
                   Commercial Raw Land            13.00%            1,400,000       1,400,000          900,000
    2              Commercial Raw Land            12.50%            1,209,500       1,209,500        1,209,500
    2              Commercial Raw Land            12.50%            1,032,500       1,032,500        1,032,500
                                                              ------------------------------------------------
           COMMERCIAL RAW LAND TOTAL                          $    35,142,000    $ 32,243,575     $ 23,374,652
                                                              ------------------------------------------------
           TOTAL LAND LOANS                                   $   110,092,700    $100,806,202     $ 54,111,279
                                                              ================================================

                                                CONSTRUCTION LOANS

    6             Spec SFR Construction           13.00%      $     2,353,479    $  2,353,479     $  2,353,479
    6             Spec SFR Construction           13.00%            2,240,000       2,147,565        2,147,565
   7/9            Spec SFR Construction           13.00%            2,020,000       2,020,000        2,020,000
   8/9            Spec SFR Construction           12.75%            1,890,000       1,890,000        1,890,000
    9             Spec SFR Construction           13.00%            1,650,000       1,650,000        1,650,000
    7             Spec SFR Construction           13.00%              475,000         475,000          475,000
                                                              ------------------------------------------------
           SPEC SFR CONSTRUCTION TOTAL                             10,628,479      10,536,044       10,536,044
                                                              ------------------------------------------------

           Golf Course Construction               13.00%           12,500,000      11,410,000        8,315,371
           Office Bldg Shell & Land               13.00%           10,000,000      10,000,000       10,000,000
    3      Office Bldg Shell & Land               13.00%            7,800,000       3,647,381        3,647,381
           Motel Construction                     13.00%            5,108,000       3,054,000        3,054,000
           Spec. Prof. Office Const.              13.00%            5,100,000       5,100,000        5,100,000
                                                              ------------------------------------------------
              COMMERCIAL CONSTRUCTION TOTAL                        40,508,000      33,211,381       30,116,752
                                                              ------------------------------------------------

           TOTAL CONSTRUCTION LOANS                           $    51,136,479    $ 43,747,425     $ 40,652,796
                                                              ================================================

                                                                     LIEN
FOOTNOTES          DESCRIPTION OF LOAN              MATURITY  LTV   POSITION
---------          -------------------              --------  ---   --------
    1            Residential Subdivision           11/1/2003  94%     2nd
    2              Residential Raw Land             1/1/2005  59%     1st
    1              Residential Raw Land            11/1/2003  94%     1st
                   Residential Raw Land            10/1/2004  49%     1st
                   Residential Raw Land             1/1/2005  57%     1st
           RESIDENTIAL RAW LAND TOTAL

           Residential Land Development             5/1/2003  36%     1st
           Residential Land Development             2/1/2006  63%     2nd
           Residential Land Development            10/1/2004  65%     1st
    5      Residential Land Development             4/1/2004  45%     1st
           Residential Land Development             9/1/2004  60%     1st
           RESIDENTIAL LAND DEVELOPMENT TOTAL

    3              Commercial Raw Land              4/1/2005  50%     1st
   4/9             Commercial Raw Land              6/1/2002  84%     1st
   4/9             Commercial Raw Land              1/1/2003  88%     1st
                   Commercial Raw Land              4/1/2004  60%     1st
    5              Commercial Raw Land              7/1/2003  50%     1st
    2              Commercial Raw Land              2/1/2006  46%     1st
                   Commercial Raw Land              4/1/2003  38%     1st
    2              Commercial Raw Land              1/1/2005  59%     1st
    2              Commercial Raw Land              1/1/2005  57%     1st
           COMMERCIAL RAW LAND TOTAL
           TOTAL LAND LOANS

                                  CONSTRUCTION LOANS

    6             Spec SFR Construction            12/1/2003  80%      1st
    6             Spec SFR Construction             9/1/2003  80%      1st
   7/9            Spec SFR Construction             8/1/2003  77%      1st
   8/9            Spec SFR Construction             1/1/2003  70%      1st
    9             Spec SFR Construction             5/1/2003  60%      1st
    7             Spec SFR Construction             7/1/2003  91%      3rd

           SPEC SFR CONSTRUCTION TOTAL

           Golf Course Construction                 7/1/2004  55%      1st
           Office Bldg Shell & Land                12/1/2003  67%      1st
    3      Office Bldg Shell & Land                 1/1/2005  80%      1st
           Motel Construction                      11/1/2004  48%      1st
           Spec. Prof. Office Const.                5/1/2004  73%      1st

              COMMERCIAL CONSTRUCTION TOTAL

           TOTAL CONSTRUCTION LOANS

                        TABLE 1: MORTGAGE LOAN PORTFOLIO
                             (AS OF MARCH 31, 2003)


                                                            MAXIMUM
                                            ST NET        COMMITMENT       CURRENT LOAN    SPECIALTY TRUST                    LIEN
FOOTNOTES          DESCRIPTION OF LOAN   INTEREST RATE  AMOUNT ON LOAN*  PRINCIPAL AMOUNT     BALANCE +     MATURITY   LTV  POSITION
---------          -------------------   -------------  ---------------  ----------------  ---------------  --------   ---  --------
                                                          COMMERCIAL LOANS
    9               Motel / Hotel           12.00%      $     1,579,915    $  1,579,915      $  1,579,915    4/1/2003  93%     1st
                    Motel / Hotel           13.00%              375,000    $    375,000      $    375,000    8/1/2004  36%     1st
                                                        -------------------------------------------------
                                                        $     1,954,915    $  1,954,915      $  1,954,915
                                                        -------------------------------------------------
           COMMERCIAL BUILDINGS TOTAL

                                         NON CONFORMING SINGLE FAMILY AND MULTIFAMILY LOANS
    9                    SFR                13.25%      $     2,750,000    $  2,750,000      $  2,750,000   10/1/2003  54%     2nd
                         SFR                10.50%            1,950,000       1,046,402         1,046,402    7/1/2003  77%     1st
                         SFR                13.00%              195,000         195,000           195,000    4/1/2004  48%     2nd
   8/9                   SFR                12.50%              150,000         150,000           150,000    6/1/2003  67%     2nd
                         SFR                13.00%               20,000          10,708            10,708   12/1/2006  73%     1st
                                                        -------------------------------------------------
           SINGLE FAMILY TOTAL                          $     5,065,000    $  4,152,110      $  4,152,110
                                                        -------------------------------------------------

                                                        -------------------------------------------------
           TOTALS                                       $   168,249,094    $150,660,652      $100,871,100
                                                        =================================================

Footnotes: Loans to more than one borrower

     1 Loans to same borrower or related parties secured by different parcels of real estate aggregating to $7,807,497

     2 Loans to same borrower or related parties secured by different parcels of real estate aggregating to $8,298,200

     3 Loans to same borrower or related parties secured by different parcels of real estate aggregating to $10,694,956

     4 Loans to same borrower or related parties secured by different parcels of real estate aggregating to $5,105,077

     5 Loans to same borrower or related parties secured by different parcels of real estate aggregating to $619,430

     6 Loans to same borrower or related parties secured by different parcels of real estate aggregating to $4,501,044

     7 Loans to same borrower or related parties secured by different parcels of real estate aggregating to $2,495,000

     8 Loans to same borrower or related parties secured by different parcels of real estate aggregating to $2,040,000

     9    Loans delinquent either in principal or interest past 30 days.

     *    Total loan commitment for all investors

     + Specialty Trust's participation in current loan balance as of March 31, 2003 was $ 100,871,100. Specialty Trust's maximum commitment of additional funds under existing loans was approximately $16,777,000 at March 31, 2003.

        TABLE 2: MORTGAGE LOANS ON REAL ESTATE. MORTGAGE LOAN ROLLFORWARD

BALANCE AT JANUARY 1, 2000                                  $ 36,105,670
      Additions during the period
         New mortgage loans                                   47,451,201
         Mortgage loans exchanged for
          issuance of Preferred Stock
      Deductions during the period
         Collections of principal                            (27,693,835)
                                                            ------------

BALANCE AT DECEMBER 31, 2000                                  55,863,036
      Additions during the period
         New mortgage loans                                   40,186,112
      Deductions during the period
       Foreclosures                                           (2,823,561)
         Write off of REO                                       (225,000)
         Collections of principal                            (19,668,928)
                                                            ------------

BALANCE AT DECEMBER 31, 2001                                  73,331,659
      Additions during the period
         New mortgage loans                                   70,661,266
      Refinanced Loans from REO                                1,035,900
      Deductions during the period
         Foreclosures                                         (1,883,000)
         Collections of principal                            (46,900,431)
                                                            ------------

BALANCE AT DECEMBER 31, 2002                                $ 96,245,394
      Additions during the period
         New mortgage loans                                   14,138,698
      Deductions during the period
         Collections of principal                             (9,512,992)
                                                            ------------
BALANCE AT MARCH 31, 2003                                   $100,871,100
                                                            ============

              TABLE 3: TYPES AND MATURITIES OF MORTGAGE INVESTMENTS
                             (AS OF MARCH 31, 2003)

                                                                                         CARRYING
                                                                         NUMBER           AMOUNT
 TYPE OF LOAN                                                           OF LOANS        OF MORTGAGES          PERCENT
 ------------                                                           --------        ------------          -------
1st Mortgages                                                             31            $ 90,069,603           89.3%
2nd Mortgages                                                              5              10,326,497           10.2%
3rd Mortgages                                                              1                 475,000            0.5%
                                                                        -------------------------------------------

                                                                          37            $100,871,100         100.00%
                                                                        ===========================================

Commercial                                                                 2            $  1,954,915            1.9%
Construction                                                              11              40,652,796           40.3%
Land                                                                      19              54,111,279           53.6%
Non-Conforming Residential                                                 5               4,152,110            4.1%
                                                                        ===========================================

                                                                          37            $100,871,100         100.00%
                                                                        ===========================================

Maturing on or before December 31, 2003 (1)                               18            $ 49,954,935           49.5%
Maturing on or between January 1, 2004 and December 31, 2005              16              47,481,457           47.1%
Maturing on or between January 1, 2006 and December 31, 2006               3               3,434,708            3.4%
                                                                        -------------------------------------------

                                                                          37            $100,871,100         100.00%
                                                                        ===========================================

     Other Investments. We may purchase our own stock or the debt or equity of other mortgage REITs or other companies when we believe that such purchases will yield attractive returns on capital employed. Any such purchase would be for investment purposes and not for short-term trading (turnover) gain. REIT or other debt or equity securities may be undervalued at points in the economic cycle. When the stock market valuation of companies are low in relation to the market value of other assets, stock purchases can be a way for us to acquire indirectly a beneficial interest in a pool of mortgage assets or other types of assets at an attractive price. Also, REITs and other companies may have attractive mortgage finance or other businesses in which we may want to become a partial owner. We do not, however, presently intend to invest in the securities of other issuers for the purpose of exercising control or to underwrite securities of other issuers. We do not limit the amount of securities of other issuers we may acquire (beyond the limits imposed by the REIT qualification requirements), although we do not expect that such holdings will comprise a substantial portion of our assets. At March 31, 2003, we did not own any such securities.

LEVERAGE STRATEGIES AND POLICIES

     We employ a debt financing strategy to increase our investment in mortgage loans. By using our mortgage loans as collateral to borrow funds, we are able to invest in mortgage loans with greater value than our equity. We have a targeted ratio of debt-to-equity of approximately 1:1. While there are no charter or bylaw limitations on our use of leverage, we currently have a policy and have agreed with our primary bank lenders not to exceed that target by permitting our debt, whether under bank lines or our Collateralized Note program, to exceed our equity. Our financing strategy is designed to maintain a cushion of equity sufficient to respond to short-term liquidity needs. We expect that all of our borrowing arrangements will require us to pledge cash or additional mortgage loans in the event the market or discounted value of existing collateral declines. To the extent that cash reserves are insufficient to cover such deficiencies in collateral, we may be required to sell mortgage loans to reduce the borrowings.


     We intend to finance our mortgage loan acquisitions through our collateralized Note program and bank warehouse credit lines. At March 31, 2003, the amount of such credit lines was $17.0 million, with 11.6 million outstanding. On May 5, 2003, we increased our line of credit with a bank by $500,000 increasing the limit with this bank to $3,500,000. The line of credit expires on April 15, 2004. All four lines of credit are collateralized by mortgage loans. In October 1998, we began to offer to accredited investors on a monthly basis our Class A Collateralized Mortgage Notes secured by our mortgage loans for terms that ranged from one month to twelve months. The maximum principal amount that could be outstanding at any time was limited by the Board of Directors to $20 million. As of December 31, 2001 9,475,441 of these Class A Notes were outstanding. No Class A Notes were issued after August 21, 2000.


     In January 2001, we began to offer on a monthly basis our collateralized investment Notes secured by our mortgage loans for terms that range from one month to five years. The maximum principal of Notes that can be outstanding at any time may not exceed $100 million. There is no minimum amount of Notes that may be sold. The outstanding Collateralized Notes have maturities ranging from one month to five years from the date of issue. As of March 31, 2003 and December 31, 2002 $21,005,698 and $19,771,031 of these Notes were outstanding bearing a fixed rate of interest ranging from 2.0% to 7.5% at March 31, 2003 and from 2.5% to 7.5% at December 31, 2002. The effective yield of Collateralized Notes outstanding at March 31, 2003 and December 31, 2002 was 5.21% and 4.76%, respectively. At March 31, 2003 and December 31, 2002, the Collateralized Notes were secured by $34,402,607 and $30,490,965 respectively, of mortgage loans pledged as collateral.

     Our goal is to strike a balance between the under-utilization of leverage, which reduces potential returns to stockholders, and the over-utilization of leverage, which could reduce our ability to meet our obligations during adverse market conditions.

OPERATING STRATEGIES AND POLICIES

     Origination and Underwriting. Specialty Financial continuously evaluates prospective mortgage loans to be acquired by Specialty Trust. The Manager generates mortgage loan originations from referrals from real estate and mortgage loan brokers, referrals from existing customers, new loans made to or refinancing of loans to existing customers and personal solicitations of new borrowers.

     All potential mortgage loans are evaluated to determine if the mortgage loan is of a type eligible for acquisition by Specialty Trust. Our policy generally limits the amount of loans to one borrower or affiliated borrowers to less than 10% of total assets and the loan-to-value ratio for any loan to a maximum of 80%, although in each case exceptions may be approved by the Board. As the notes to "Table 1: Mortgage Loan Portfolio" indicate, at March 31, 2003 there were eight instances of loans to the same borrower or related parties secured by different parcels of real property. One of these loans represent more than 10% of total assets. We generally seek personal guarantees from affiliates of the borrower when possible. We do not have specific requirements with respect to credit scores or payment histories. For income producing properties, the net annual estimated cash flow after vacancy, operating expense and mortgage debt service deductions must equal or exceed the annual payments required on the mortgage loan. The Manager requires full documentation of all loan application/requests, including complete organizational documents of the borrowing entity, if applicable, credit reports on guarantors and borrowers, current (within 60 days) financial statements, and a minimum of two year's tax returns. A flood zone determination must be provided. A preliminary title report is obtained and reviewed by the underwriter. ALTA surveys, Phase I environmental reports and geotechnical reports are required on most loans but can be waived on a case-by-case basis upon physical inspection and determination by the President. Liability insurance is required on all loans and hazard insurance is required on any structures. If the loan is to finance a purchase, a copy of the purchase contract must be submitted. If the loan is for refinance, a copy of the closing statement when purchased is reviewed. If a loan is for construction, a copy of plans, specifications and cost breakdown must be reviewed and a construction control company is retained. Our underwriting guidelines are intended to evaluate the capacity and willingness of the borrower to repay the loan and the adequacy of the collateral securing the loan. On a case-by-case basis, exceptions to the underwriting guidelines may be made by the President where there are compensating factors, for example, low loan-to-value ratios or guarantees from parties with strong financial resources or pledges of additional collateral.

     Collateral valuation receives special attention in the Manager's underwriting of our mortgage loans. The Manager places great emphasis on the ability of our collateral to protect against losses in the event of default by borrowers. In determining the adequacy of the mortgaged property as collateral, the Manager obtains independent, on-site appraisals for each mortgage property and the property is inspected by an officer or employee of the Manager. All independent appraisers must be licensed or qualified as independent fee appraisers and certified by the state in which the property being appraised is located. The appraiser is required to inspect the property and verify that it is in good condition and that construction, if new, has been completed. The appraisal is based on the market value of comparable properties, the estimated rental income, if applicable, and the cost of replacement. The appraised value of the property being financed must be such that it currently supports, and is anticipated to support, in the event of default, the outstanding mortgage loan balance. The Manager generally relies on its own independent analysis and not exclusively on such appraisals in determining whether or not to arrange a particular mortgage loan.

     Servicing. The Manager has established its own servicing operation in order to service the mortgage loans. Servicing includes collecting and remitting loan payments, making required advances, accounting for principal and interest, holding escrow or impound funds for payment of taxes and insurance, making required inspections of the property, contacting delinquent borrowers and supervising foreclosures and property disposition in the event of unremedied defaults in accordance with the Company's guidelines. The focus of the Manager's servicing operation is on managing credit risk in order to protect our investment in the mortgage loans. The Manager intends to use early intervention, aggressive collection and loss mitigation techniques in the servicing process.

     Credit and Market Risk Management. We believe that proper underwriting and efficient servicing of our mortgage loans are the most effective methods of managing our credit risk. The Manager's focus as a servicer of mortgage loans it has originated is more on effective credit risk management than on cost control. The Manager does not intend to be a low cost servicer, but instead puts the proper resources to work to mitigate losses on the mortgage loans it services.

     Set forth below is a table setting forth our recent delinquency, foreclosure and loss experience:

              TABLE 4: DELINQUENCY, FORECLOSURE AND LOSS EXPERIENCE

                                               MARCH 31, 2003           DECEMBER 31, 2002         DECEMBER 31, 2001

                                             PRINCIPAL     % OF       PRINCIPAL       % OF       PRINCIPAL      % OF
                                            $ OF LOANS   PORTFOLIO    $ OF LOANS    PORTFOLIO   $ OF LOANS    PORTFOLIO
                                            ----------   ---------    ----------    ---------   ----------    ---------
Total Portfolio                            $100,871,100    100.00%     $96,245,394    100.00%    $73,331,659    100.00%
                                           ===========================================================================

Period of Delinquency
(Interest and/or Principal):
   30-59 days                                 3,670,000      3.64%       6,570,000      6.83%        348,121      0.48%
   60 to 89 days                                      -                  1,579,915      1.64%              -      0.00%
   90 days or more                            6,995,077      6.94%       5,105,077      5.30%      3,462,850      4.72%
                                           ------------     -----     ------------     -----     -----------      ----
   Total Delinquencies
     (excluding foreclosures)              $ 10,665,077     10.57%    $ 13,254,992     13.77%    $ 3,810,971      5.20%
                                           ============     =====     ============     =====     ===========      ====

Foreclosures Pending due to delinquency    $  4,479,915      4.44%               -      0.00%    $   950,000      1.30%
                                           ============     =====     ============     =====     ===========      ====

Foreclosures Completed                     $    950,000               $    950,000               $ 3,048,561
                                           ============               ============               ===========

Losses Sustained for Period Ending on
  Such Date                                $          -               $          -               $   226,106
                                           ============               ============               ===========

     Specialty Trust generally institutes foreclosure proceedings on defaulted loans when that action is determined by management to be in the best interests of shareholders. Foreclosure may be appropriate where the project planned for the property has encountered slower than expected development or sales results or where the developer/borrower's financial condition has deteriorated such that completion of the project has been jeopardized. A loan that is nearing maturity or has defaulted may be a candidate for refinancing rather than foreclosure when management determines that the project planned remains viable and the value of the property and other sources of repayment such as personal guarantees are sufficient to support a new loan. In such cases, management often works with marketing and other real estate professionals to assist the developer in modifying the original project to enhance its likelihood of success.

     Geographic Concentration. There are no limits on the geographic concentration of the loans we may acquire and properties underlying mortgage loans are located primarily in the state of Nevada. In order to reduce our market risk exposure from investing in mortgage loans to borrowers located primarily in the state of Nevada, we have begun to acquire loans secured by properties in the states of Arizona, California, Utah and Colorado. At March 31, 2003, 43% of our $100 million mortgage loan portfolio was invested in loans secured by Nevada property, about 30% in the Reno area and about 13% in the Las Vegas area. In addition, approximately 25% and 22% of our mortgage loan portfolio was invested in loans secured by property in Arizona and Colorado, respectively. Our investment in any mortgage loan may be for the entire loan or a percentage participation interest in the loan.

     Interest Rate Risk Management. We seek to limit our exposure to changes in interest rates in several ways. We generally acquire short-term loans with fixed interest rates and maturities of less than three years. While our loan terms exceed the terms for interest rate adjustments on our borrowings, the resulting interest rate exposure is mitigated by our leverage policy limits. Under our targeted debt-to-equity ratio of approximately 1:1, at least 50% of our earning assets will at all times be funded with equity. The income from these assets will be available to cover increases in interest expense on our borrowings, to the extent not covered by the assets funded with such borrowings. In addition, the higher yielding/ higher risk nature of our loans provides a greater net interest cushion that can withstand more interest rate increases on borrowings than lower yielding/ lower risk loans.

     We do not hedge our interest rate risk by purchasing interest rate caps, floors or other derivative instruments. We believe that the cost of such hedging instruments would outweigh the potential benefits to be gained by us.

     Prepayment Risk Management. The Manager seeks to minimize the effects of faster or slower than anticipated prepayment rates in our portfolio, in part by originating mortgage loans with prepayment penalties. The Manager also utilizes the production of new mortgage loans as a hedge against prepayment risk. Through its servicing function, the Manager pre-selects borrowers that have an incentive to refinance and recaptures those mortgage loans by soliciting the borrowers directly rather than losing them to another mortgage lender.

OTHER COMPANY POLICIES

     At the present time, we do not intend to invest directly in real property or interests in real property. From time to time, however, we may hold "real estate owned" (REO) or land held for residential development as a result of foreclosure of defaulted mortgage loans. Further, we do not intend to invest in mortgage securities or to issue mortgage securities. We do not expect to issue senior securities or to offer our securities in exchange for property.

     Our Board of Directors has established the investment policies and strategies summarized in this annual report. The Board of Directors has the power to modify or waive such policies and strategies without the consent of the stockholders to the extent that the Board of Directors determines that such modification or waiver is in the best interest of stockholders. Among other factors, developments in the market, which affect the policies and strategies, mentioned in this annual report or which change our assessment of the market may cause the Board of Directors to revise our policies and strategies.

LEGAL PROCEEDINGS

     At March 31, 2003, other than litigation by the Company in the ordinary course of business involving foreclosures or other exercise of its rights as a creditor, there were no material pending proceedings to which the Company was a party or of which any of its property was subject.

                                   THE MANAGER

     Specialty Financial serves as our Manager and is responsible for loan originations, loan servicing and our day-to-day operations. Mr. Gonfiantini, a director and our chief executive officer, is also an executive officer, director and the sole stockholder of Specialty Financial. We have no separate employees from the Manager and we share its facilities. We have no ownership interest in the Manager. Specialty Financial has significant operating discretion as to the implementation of our business strategy and policies.

     Specialty Financial is regulated as a mortgage company by the State of Nevada Financial Institutions Division, Department of Business and Industry, has filed annual reports with that agency and has been profitable each year since commencing operations in 1995. The Manager operates from office space located at 6160 Plumas Street, Reno, Nevada 89509, telephone (775) 826-0809, and licenses the use of a servicing software system.

MANAGEMENT FEES

     Pursuant to a management agreement, Specialty Financial receives a management fee payable quarterly in arrears consisting of:

     (i) The mortgage loan origination fees or points, usually charged to a borrower for and upon the origination, extension or refinancing of a mortgage loan, up to 2.5% of the loan balance (i.e., 2.5 points) with any additional fees or points paid to the benefit of us. The amount of this fee is determined by competitive conditions, may vary and may have a direct effect on the interest rate a borrower is willing to pay to us.

     (ii) A fee for loan servicing, equal to one-half of one percent of the total mortgage loan portfolio held by us. Retention of this fee by the Manager, in effect, lowers the yield retained by us on its loans.

     (iii) All late payment charges from payments made by borrowers.

     We also pay to Specialty Financial as incentive compensation for each fiscal quarter, an amount equal to 50% of the net tax based income of Specialty Trust, before deduction of such incentive compensation, in excess of the annualized return to Specialty Trust equal to 12%. The incentive compensation calculation and payment will be made quarterly in arrears. The term "return to Specialty Trust" is calculated for the quarter by dividing our taxable income for the quarter by the net worth for the quarter. For such calculations, our tax basis income before the Manager's incentive compensation, the deduction for dividends paid and net operating loss deductions arising from losses in prior periods. A deduction for our interest expenses for borrowed money is taken when calculating taxable income. "Net worth" for any period means the sum of the gross proceeds from all prior offerings of its equity securities by us, after deducting expenses and costs relating to the offering (or for any period in which new equity securities are issued, the arithmetic weighted average on the prior offering proceeds and the new proceeds for the period), plus our beginning retained earnings (without taking into account any losses incurred in prior periods and excluding amounts reflecting taxable income to be distributed as dividends and amounts reflecting valuation allowance adjustments). The definition "return to Specialty Trust" is used only for purposes of calculating the incentive compensation payable, and is not related to the actual distributions received by stockholders. The incentive compensation payments to Specialty Financial are made before any income distributions are made to our stockholders.

     The Manager's base fee is calculated by the Manager and delivered to us within 15 days after the end of each quarter . We are obligated to pay the amount of the final base fee in excess of the amount paid to Manager at the beginning of the quarter pursuant to the Manager's good faith estimate within 30 days after the end of each quarter. We pay the incentive fee with respect to each fiscal quarter following the delivery to us of the Manager's written statement setting forth the computation of the incentive fee for such quarter. The Manager re-computes the quarterly incentive fee within 45 days after the end of each fiscal year, and any required adjustments are paid by us or the Manager within 15 days after the delivery of the Manager's written computation to us.

     Although no management fees will be payable to the Manager solely as a result of issuance of the Notes, to the extent that proceeds of the offering are invested in mortgage loans, the size of the Specialty Trust mortgage portfolio will be increased with a corresponding effect on the Manager's base fee.

     Set forth below is a breakdown of the management fees actually paid in 2000, 2001 and 2002.

                   TABLE 5: COMPONENTS OF MANAGER COMPENSATION
                        FOR THE YEARS ENDED DECEMBER 31,

                                  BASE FEES
                  ---------------------------------------
                   ORIGINATION        LOAN        LATE                           MANAGEMENT
                  AND EXTENSION    SERVICING     PAYMENT      TOTAL BASE         INCENTIVE            TOTAL
                      FEES           FEES        CHARGES         FEE            COMPENSATION       COMPENSATION
                      ----           ----        -------         ---            ------------       ------------
    2000            $  980,176     $179,129      $44,843      $1,204,148                   -        $1,204,148
    2001            $1,692,100     $266,556      $35,324      $1,993,980          $   88,084        $2,082,064
    2002            $1,610,059     $361,224       $9,295      $1,980,578          $  314,249        $2,294,827
1st QTR 2003        $   38,389     $108,563      $     -      $  146,952          $  154,662        $  301,614

The loan origination fees are received by the Manager as part of the initial funding of the loan. Loan servicing fees reduce the amount of interest income recognized by the Company as the Manager withholds the servicing fee from interest payments received from the borrower. Late payment charges are received directly by the Manager from the borrower. The incentive compensation is calculated in accordance with the agreement and paid for or accrued in Manager and Directors fees on the Company's financial statements.

ADMINISTRATIVE SERVICES PROVIDED BY THE MANGER

     Specialty Financial, as Manager, is responsible for our day-to-day operations and performs such services and activities relating to the assets and operations of Specialty Trust as may be appropriate, including:

     (i) representing Specialty Trust in connection with the origination or purchase of mortgage loans;

     (ii) in accordance with the directions of the Board of Directors, investing or reinvesting any money of Specialty Trust;

     (iii) furnishing reports and statistical and economic research to Specialty Trust regarding Specialty Trust's real estate lending activities and the performance of its portfolio of mortgage loans;

     (iv) administering the day-to-day operations of Specialty Trust and performing administrative functions necessary in the management of Specialty Trust, including the collection of revenues, the payment of Specialty Trust's expenses, debts and obligations and the maintenance of appropriate computer services to perform such administrative functions;

     (v) counseling Specialty Trust in connection with policy decisions to be made by the Board of Directors;

     (vi) assisting Specialty Trust in its use of leverage to finance mortgage loan acquisitions;

     (vii) overseeing the servicing of Specialty Trust's mortgage loans;

     (viii)establishing underwriting, appraisal and quality control procedures for the mortgage loans of Specialty Trust;

     (ix) conducting a legal document review of each mortgage loan acquired to verify the accuracy and completeness of the information contained in the mortgage loans, security instruments and other pertinent documents in the mortgage file;

     (x) providing Specialty Trust with data processing, legal and administrative services to the extent required to implement the business strategy of Specialty Trust;

     (xi) providing all actions necessary for compliance by Specialty Trust with all federal, state and local regulatory requirements applicable to Specialty Trust in respect of its business activities, including preparing or causing to be prepared all financial statements required under applicable regulations and contractual undertakings;

     (xii) providing all actions necessary to enable Specialty Trust to make required federal, state and local tax filings and reports and generally enable Specialty Trust to maintain its status as a REIT, including soliciting stockholders for required information to the extent required by the REIT provisions of the Code;

     (xiii)communicating on behalf of Specialty Trust with the stockholders of Specialty Trust as required to satisfy any reporting requirements and to maintain effective relations with such stockholders; and

     (xiv) performing such other services as may be required from time to time for management and other activities relating to the assets of Specialty Trust as the Board of Directors shall reasonably request or the Manager shall deem appropriate under the particular circumstances.

     The Manager may enter into subcontracts with other parties to provide us any such services.

EXPENSES

     The operating expenses required to be borne by the Manager include compensation and other employment costs, the cost of office space and equipment and all other administrative costs incurred in our day-to-day operations. Those expenses do not include debt service or taxes. While most costs are paid through the Manager from fees earned by the Manager, we do pay directly certain REIT-related expenses such as directors' fees, legal and accounting fees, and foreclosure and real estate owned expenses. There are no caps or ceilings on any category of fees, compensation or other expenses payable by us except for compensation payable to the Manager and expenses to be borne by the Manager as described above.

TERM AND TERMINATION

     The management agreement had an initial term of three years beginning January 30, 1998 and is renewed automatically for successive one-year periods unless we timely deliver a notice of nonrenewal. Upon nonrenewal of the management agreement without cause, a termination fee will be payable to the Manager in an amount equal to the greater of (i) the fair value of the management agreement as established by an independent appraiser, or (ii) 4% of the mortgage loan portfolio of Specialty Trust. At March 31, 2003, 4% of our mortgage loan portfolio would be approximately $4.0 million. In addition, we have the right to terminate the management agreement at any time for cause. A majority of our unaffiliated directors (currently six of seven directors are unaffiliated) may determine that the Manager has violated the management agreement in a material respect and, after notice and an opportunity to cure, terminate the agreement. Upon such a termination for cause, no termination fee will be payable to the Manager.

POTENTIAL CONFLICTS OF INTEREST AND LIMITS OF RESPONSIBILITY

     Certain provisions of the management agreement raise potential conflicts of interest or limit the Manager's responsibilities.

     Origination and Extension Fee. The first 2.5% of the principal balance (2 1/2 points) of any origination fees (points) collected from the borrower is paid to the Manager as part of the management fee. The size of the mortgage origination fees are market driven but may vary and may have a direct impact upon the interest rate the borrower is willing to pay and, therefore, on the interest income we would receive from the loan.

     Loan Servicing Fee. As part of the management fee, one-half of one percent of the total mortgage loan portfolio is paid to the Manager as a loan servicing fee. Payment of this fee, in effect, lowers the yield on our mortgage loans. An undue emphasis on increasing the size of the mortgage loan portfolio, thereby increasing the Manager's compensation, could result in the acquisition of riskier or more speculative loans.

     Incentive Fee. We also pay our Manager an incentive fee equal to 50% of our quarterly taxable income in excess of an annualized return of 12% of our net worth for that quarter. If the marketplace works as expected, i.e., higher risk, higher reward, the incentive fee structure to the extent it encourages an undue short-term emphasis on the acquisition of higher yielding loans could result in the acquisition of riskier or more speculative loans.

     Services to Others. The management agreement does not limit or restrict the right of the Manager to engage in any business or render services of any kind to any other person, including the purchase of, or rendering advice to others purchasing, mortgages that meet our policies and criteria. The management agreement does say that the Manager and its officers may not provide services to another mortgage REIT unless a majority of our unaffiliated directors (currently six of seven directors are unaffiliated) confirm that the other mortgage REIT has operating policies and strategies different from ours. Neither Specialty Financial nor its sole owner provide or intend to provide services to any mortgage REIT that is competitive to us or invests in mortgages, which we might invest in, but there is nothing in the management agreement that strictly precludes it.

     No Minimum Time Commitment. The management agreement does not impose a minimum time commitment that the Manager and its personnel must devote to providing services to us. The ability of the Manager to engage in other business activities could reduce the time and affect spent by the Manager on our management.

     Limits of Manager Responsibility. The Manager assumes no responsibility other than to render the services called for under the management agreement in good faith and shall not be responsible for any action of the Board of Directors in following or declining to follow any advice or recommendations of the Manager. The Manager, its directors, officers, stockholders and employees will not be liable to us, any subsidiary of ours, our subsidiary's stockholders or the unaffiliated directors for any acts or omissions by the Manager, its directors, officers, stockholders or employees under or in connection with the management agreement, except by reason of acts or omissions constituting bad faith, willful misconduct, gross negligence or reckless disregard of their duties under the management agreement.

     Indemnification. We have agreed to indemnify the Manager, its directors, officers, stockholders and employees with respect to all expenses, losses, damages, liabilities, demands, charges and claims arising from any acts or omissions of the Manager made in good faith in the performance of its duties under the management agreement and not constituting bad faith, willful misconduct, gross negligence or reckless disregard of its duties.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The directors and executive officers of Specialty Trust and their positions are:

       NAME                                                   POSITION
       ----                                                   --------
Nello Gonfiantini, III (1)......................     Chairman of the Board of Directors,
                                                     President, Secretary
George E. Bull (2)(3)...........................     Director

Roger M. Peltyn (2)(4)..........................     Director

Stephen V. Novacek (2)(4)(6)....................     Director

Ernest Martinelli (2)(3)(5).....................     Director

Harvey C. Fennell (2)(3)........................     Director

Mark Combs(2)(5)(6).............................     Director

Stephanie S. Schmitt(7) ........................     Chief Financial Officer and
                                                     Principal Accounting Official

----------------------
(1)      Founder and promoter of Specialty Trust.

(2)      Independent Director

(3)      Member of the Audit Committee

(4)      Member of the Manger Oversight Committee

(5)      Member of the Loan Committee

(6)      Member of the Corporate Governance Committee

(7)      Officer

     Information regarding the business background and experience of Specialty Trust's directors and executive officers follows:

     Nello Gonfiantini III, age 48, was the sole founder and promoter of Specialty Trust and serves as its Chairman of the Board, President, and Secretary. Mr. Gonfiantini has owned and managed Specialty Financial, a private mortgage finance and real estate development business in Reno, Nevada, since 1994. From 1986 until 1994, Mr. Gonfiantini was the Chairman, CEO and President of Home Federal Savings Bank of Nevada, where he oversaw the commercial and residential real estate lending operations. Prior to taking that position in 1986, Mr. Gonfiantini was the Executive Vice President of Home Mortgage Company, a mortgage banking firm and predecessor to Home Federal Savings Bank of Nevada. Mr. Gonfiantini has a BA and an MBA from the University of Denver.

     George E. Bull III, age 54, is Chairman of the Board and Chief Executive Officer and a founder in 1994 of Redwood Trust, Inc., Mill Valley, California, a mortgage REIT. Mr. Bull was the President of GB Capital until March 1997, and had served in that capacity since he founded the predecessor of GB Capital in 1983. GB Capital assisted banks, insurance companies and savings and loans in managing portfolios of securitized and unsecuritized mortgage loans, in arranging collateralized borrowings, in hedging balance sheet risks and with other types of capital markets transactions. In addition, GB Capital managed and advised troubled commercial real estate and corporate investments. In 1991 and 1992, Mr. Bull served as Acting Chief Investment Officer of First Capital Life Insurance Company, managing its $4 billion securities portfolio and over $200 million in commercial real estate loans. He also worked during this period in various aspects of fixed income portfolio management with Wood Island Associates, Inc. From 1991 through 1993, Mr. Bull oversaw the management of the $350 million portfolio of commercial real estate investments and the $8 billion securities portfolio of Executive Life Insurance Company (in Rehabilitation) on behalf of the California Department of Insurance. Mr. Bull formerly served as a director of Eureka Bank in San Francisco and as a director of Home Federal Savings Bank in Nevada.

     Roger M. Peltyn, age 61, has been President of the structural engineering firm, Martin & Peltyn, Inc., Las Vegas, Nevada since 1981. Mr. Peltyn is a director of Southern Nevada Seismic Safety Counsel; a director of Martin & Peltyn, Inc., Civil Engineers; and a member of the American Society of Civil Engineers, American Institute of Steel Construction, and the National Society of Professional Engineers, Las Vegas, Nevada. He is a member of the board of trustees of the Nevada

Development Authority, President of the Alliance for the Arts, and a director of the Clark County Public Education Foundation.

     Steven V. Novacek, age 57, has been a shareholder in the law firm, Hale, Lane, Peek, Dennison, Howard and Anderson, located in Reno, Las Vegas and Carson City, Nevada, since 1978. Mr. Novacek specializes in real estate law and finance representing various institutional lenders in residential and commercial transactions. He is a member of the State Bar of Nevada and the American Bar Association.

     Ernest Martinelli, age 75, retired as Vice Chairman of Bank of America Nevada in 1993 after a career in the banking business in Nevada. He is Vice Chair of the Board of Directors of St. Mary's Healthcare Network and President of Martinelli Properties, Inc., a commercial real estate development and investment company.

     Harvey C. Fennell, age 56, is the Chief Financial Officer of Dickson Realty, Inc., Reno, Nevada, and has been a realtor since 1987. Mr. Fennell specializes in land and commercial real estate sales. He has been a member of the Reno/ Sparks Association of Realtors and has served on its Board of Directors. He is a member of the Nevada Real Estate Commission, a state regulatory agency. Prior to 1987, Fennell was a partner in the accounting firm of KPMG. He formerly served as a director of Home Federal Savings Bank in Reno, Nevada.

     Mark Combs, age 56, is a private lender and investor specializing in large commercial loans for land development and commercial construction. Mr. Combs has completed numerous development projects including Saddlehorn, a 532 lot subdivision, in Reno, Nevada. In 1978, after obtaining his real estate broker's license, Mr. Combs joined his wife Fianna in Dickson Realty, a real estate company located in Reno, Nevada. Over the next twelve years, Dickson Realty had grown to over 70 agents. In 1990, Mr. Combs sold his interest in Dickson Realty to pursue the private lending business. Mr. Combs is a native Nevadan and graduated from the University of Nevada with a finance degree in 1969.

     Stephanie S. Schmitt, age 34, has been the Chief Financial Officer and Principal Accountant of Specialty Trust and Specialty Financial since August 2001. Ms. Schmitt is a Certified Public Accountant with public accounting experience with Grant Thornton, LLP and KPMG, LLP. Ms. Schmitt has a BA and a BS from the University of Colorado - Boulder. She also has an MBA with an emphasis in finance from Villanova University.

     TERMS OF DIRECTORS AND OFFICERS

     Specialty Trust's Board of Directors consists of such number of persons as shall be fixed by the Board of Directors from time to time by resolution to be divided into three classes, designated Class I, Class II and Class III, with each class to be as nearly equal in number of directors as possible. Currently there are seven directors. At each annual meeting, the successors to the class of directors whose term expires at that time are to be elected to hold office for a term of three years. One class of directors expires at each such annual meeting.

Class I Directors

         Nello Gonfiantini III                       Term Expires 2004

         Stephen Novacek                             Term Expires 2004

Class II Directors

         George Bull III                             Term Expires 2005

         Ernest Martinelli                           Term Expires 2005

         Mark Combs                                  Term Expires 2005

Class III Directors

         Roger Peltyn                                Term Expires 2003

         Harvey Fennell                              Term Expires 2003

     In the case of any vacancy on the Board of Directors, including a vacancy created by an increase in the number of directors, the vacancy may be filled by election of the Board of Directors or the stockholders, with the director so elected to serve until the next annual meeting of stockholders, if elected by the Board of Directors, or for the remainder of the term of the director being replaced, if elected by the stockholders; any newly-created directorships or decreases in directorships are to be assigned by the Board of Directors so as to make all classes as nearly equal in number as possible. Directors may be removed only for cause and then only by vote of a majority of the combined voting power of stockholders entitled to vote in the election for directors. Subject to the voting rights of the holders of the common stock, the Charter may be amended by the vote of a majority of the combined voting power of stockholders, provided that amendments to the Article dealing with directors may only be amended if it is advised by at least two-thirds of the Board of Directors and approved by vote of at least two-thirds of the combined voting power of stockholders. The effect of the foregoing as well as other provisions of Specialty Trust's Charter and Bylaws may discourage takeover attempts and make more difficult attempts by stockholders to change management. Prospective investors are encouraged to review the Charter and Bylaws in their entirety.

     Officers are elected annually and serve at the discretion of the Board of Directors. There are no family relationships between the executive officers or directors.

     COMMITTEES OF THE BOARD

     Audit Committee. The Audit Committee is composed of Messrs. Bull, Martinelli and Fennell. The Audit Committee makes recommendations concerning the engagement of independent public accountants, reviews with the independent public accountants the plans and results of the audit engagement, approves professional services provided by the independent public accountants, reviews the independence of the independent public accountants, considers the range of audit and non-audit fees and reviews the adequacy of the Company's internal accounting controls.

     Manager Oversight Committee. The Manager Oversight Committee is composed of Messrs. Peltyn and Novacek. The Committee reviews periodically the Management Agreement and the Manager's performance under that Agreement.

     The Loan Review Committee. The Loan Review Committee is composed of Messr. Martinelli and Combs. The Committee reviews all loans and the risk rating assignments.

     Corporate Governance Committee. The Corporate Governance Committee is composed of Messr. Combs and Novacek. The Committee will help to review and establish the corporate standards for ethics.

     Other Committees. The Board of Directors may establish other committees as deemed necessary or appropriate from time to time, including, but not limited to, an Executive Committee of the Board of Directors.

     In 2002, the Board of Directors met 5 times, each time with full attendance. The audit committee met 3 times, the loan review committee met 2 times, the Manager oversight committee met 3 times, and the corporate governance committee did not meet.

     COMPENSATION COMMITTEE INTERLOCKS

     No interlocking relationship exists between our Board of Directors or officers responsible for compensation decisions and the Board of Directors or compensation committee of any other company.

     COMPENSATION OF DIRECTORS

     None of our directors has received any separate compensation for service on the Board of Directors or on any committee thereof. We pay directors who are not employed by Specialty Trust, independent directors, $1,500 for each meeting attended in person and $750 for each teleconference meeting. Committee members receive $500 for each meeting attended in person and $250 for each teleconference meeting. In addition, each Independent Director is granted options to purchase 10,000 shares of common stock at the fair market value of the common stock upon becoming a director and will be granted 500 shares on each January 1 and July 1 while serving as an independent director. All directors receive reimbursement of reasonable out-of-pocket expenses incurred in connection with meetings of the Board of Directors. No director who is an employee of Specialty Trust or the Manager will receive separate compensation for services rendered as a director.

     EXECUTIVE COMPENSATION

     Employee salaries and bonuses are paid through the Manager, Specialty Financial, as part of, and not in addition, to the management fee. For the three months ended March 31, 2003 Specialty Finance earned $146,952 in total base fees. For the years ended December 31, 2002, 2001 and 2000, Specialty Financial earned $1,980,578, $1,993,980 and $1,204,148, respectively, in total base fees. Specialty Financial also received an incentive compensation bonus of $152,662 for the three months ended March 31 2003 and $314,249, $88,084, $0, for the years ended 2002, 2001 and 2000, respectively.

STOCK OPTION PLAN

     General. Specialty Trust's 1997 Stock Option Plan provides for the grant of qualified incentive stock options, which meet the requirements of Section 422 of the Internal Revenue Code, stock options not so qualified, deferred stock, restricted stock, performance shares, stock appreciation and limited stock awards, and dividend equivalent rights.

     Purpose. The stock option plan is intended to provide a means of performance-based compensation in order to attract and retain qualified personnel at the Manager or Specialty Trust and to afford additional incentive to others to increase their efforts in providing significant services to Specialty Trust.

     Administration. The stock option plan will be administered by the Compensation Committee, which shall at all times be composed solely of "disinterested persons" as required by Rule 16b-3 under the Exchange Act. Members of the Compensation Committee are eligible to receive only nonqualified stock options pursuant to automatic grants of stock options discussed below.

     Options and Awards. Options granted under the stock option plan will become exercisable in accordance with the terms of grant made by the Committee. Awards will be subject to the terms and restrictions of the awards made by the Committee. Option and award recipients shall enter into a written stock option agreement with Specialty Trust. The Committee has discretionary authority to select participants from among eligible persons and to determine at the time an option or award is granted when and in what increments shares covered by the option or award may be purchased or will vest and, in the case of options, whether it is intended to be a qualified incentive stock option or a stock option not so qualified provided, however, that certain restrictions applicable to qualified incentive stock options are mandatory, including a requirement that qualified incentive stock options not be issued for less than 100% of the then fair market value of the common stock, 110% in the case of a grantee who holds more than 10% of the outstanding common stock, and a maximum term of ten years, five years in the case of a grantee who holds more than 10% of the outstanding common stock. Fair market value means as of any given date, with respect to any option or award granted, at the discretion of the Board of Directors or the Compensation Committee, (i) the closing sale price of the common stock on such date as reported in the Western Edition of the Wall Street Journal or (ii) the average of the closing price of the common stock on each day of which it was traded over a period of up to twenty trading days immediately prior to such date, or (iii) if the common stock is not publicly traded, e.g., prior to the initial public offering, the fair market value of the common stock as otherwise determined by the Board of Directors or the Compensation Committee in the good faith exercise of its discretion.

     Eligible Persons. Officers and directors and employees of Specialty Trust and other persons (particularly employees of the Manager) expected to provide significant services to Specialty Trust are eligible to participate in the stock option plan. Qualified incentive stock options may be granted only to officers and employees of Specialty Trust. Stock options not so qualified and awards may be granted to the directors, officers, employees, agents and consultants of Specialty Trust or any of its subsidiaries.

     Under current law, qualified incentive stock options may not be granted to any director of Specialty Trust who is not also an employee, or to directors, officers and other employees of entities unrelated to Specialty Trust, such as the Manager. No options or awards may be granted under the stock option plan to any person who, assuming exercise of all options held by such person, would own or be deemed to own more than 25% of the outstanding shares of equity stock of Specialty Trust.

    Shares Subject to the Plan. In October 1997, the Company adopted the 1997 Executive and Non-Employee Director Stock Option Plan (the Plan) pursuant to which 300,000 shares of the Common Stock were reserved for issuance upon the exercise of options granted. If the outstanding shares of Stock as reflected on the Company's balance sheet exceeds 3,000,000, the total number of shares of Stock reserved and available for issuance (inclusive of shares already issued) under the Plan shall automatically be increased so as to equal 10% of the number of outstanding shares of stock. Therefore, the total number of shares of Common Stock which are available for issuance upon the exercise of options granted was 718,300. Options granted may be designated as either (a) incentive stock options (ISO's) under the Internal Revenue Code of 1986, as amended, at an exercise price equal to the fair market value of the underlying stock, or (b) nonqualified options at a Board of Directors determined option price. ISO's and nonqualified options may be granted by the Board of Directors to participating directors, officers, other employees of the Company or its Manager, agents and consultants. Fair market value is determined periodically by the Board of Directors. If an option granted under the stock option plan expires or terminates, or an award is forfeited, the shares subject to any unexercised portion of such option or award will again become available for the issuance of further options or awards under the stock option plan. In connection with any reorganization, merger, consolidation, recapitalization, stock split or similar transaction, the Compensation Committee shall appropriately adjust the number of shares of common stock subject to outstanding options, awards and dividend equivalent rights and the total number of shares for which options, awards or dividend equivalent rights may be granted under the plan.

    Term of the Plan. Unless previously terminated by the Board of Directors, the stock option plan will terminate on October 22, 2007, and no options or awards may be granted under the stock option plan thereafter, but existing options or awards remain in effect until the options are exercised or the options or awards are terminated by their terms.

    Term of Options. Each option must terminate no more than ten years from the date it is granted, or five years in the case of qualified incentive stock options granted to an employee who is deemed to own an excess of 10% of the combined voting power of Specialty Trust's outstanding equity stock. Options may be granted on terms providing for exercise either in whole or in part at any time or times during their restrictive terms, or only in specified percentages at stated time periods or intervals during the term of the option.

    Dividend Equivalent Rights. The plan provides for granting of dividend equivalent rights in tandem with any options granted under the plan; however, Specialty Trust does not expect that dividend equivalent rights will generally be granted. Such dividend equivalent rights accrue for the account of the optionee shares of common stock upon the payment of dividends on outstanding shares of common stock. The number of shares accrued is determined by a formula and such shares may be made transferable to the optionee either upon exercise of the related option or on a "current-pay" basis so that payments would be made to the optionee at the same time as dividends are paid to holders of outstanding common stock. Holders of dividend equivalent rights may be made eligible to participate not only in cash distributions but also in distributions of stock or other property made to holders of outstanding common stock. Shares of common stock accrued for the account of the optionee are eligible to receive dividends and distributions. Dividend equivalent rights may also be made "performance based" by conditioning the right of the holder of the dividend equivalent right to receive any dividend equivalent payment or accrual upon the satisfaction of specified performance objectives.

    Option Exercise. The exercise price of any option granted under the stock option plan is payable in full in cash, or its equivalent as determined by the Committee. Specialty Trust may make recourse loans available to option holders to fund the exercise of options, which loans will be evidenced by a promissory note executed by the option holder and secured by a pledge of common stock with fair value at least equal to the principal of the promissory note unless otherwise determined by the Committee.

    Automatic Grants to Non-Employee Directors. Each non-employee director of Specialty Trust is automatically granted stock options not so qualified to purchase 10,000 shares of common stock upon becoming a director of Specialty Trust. Such automatic grants of stock options vest 25% on the anniversary date in the year following the date of the grant and 25% on each anniversary date thereafter. The exercise price for such automatic grants of stock options is the fair market value of the common stock on the date of grant. In addition, each non-employee director will be granted 500 shares on each January 1 and July 1 while serving as an non-employee director.

    Amendment and Termination of Stock Option Plan. The Board of Directors may, without affecting any outstanding options or awards, from time to time revise or amend the stock option plan, and may suspend or discontinue it at any time. However, no such revision or amendment may, without stockholder approval, increase the number of shares subject to the stock option plan, modify the class of participants eligible to receive options or awards granted under the stock option plan or extend the maximum option term under the stock option plan.

     Outstanding Options. Options to acquire 301,000 shares of common stock have been granted under Specialty Trust's stock option plan. Of these options, 10,000 have been granted to each of the six independent directors, 125,000 have been granted to three officers, and an additional 53,000 have been granted to seven current employees, including the founder, of Specialty Financial. The options were granted without dividend equivalent rights and become exercisable in annual increments over a four-year period. The options were granted at prices ranging from $0.01 to $11.00 per share. Total options outstanding as of March 31, 2003 were 144,483 shares including options to acquire 25,000 shares granted to Mr. Gonfiantini on December 27, 2002.

                           PRINCIPAL SECURITYHOLDERS

BENEFICIAL OWNERSHIP OF CAPITAL STOCK BY LARGE SECURITY HOLDERS

     The following table sets forth certain information known to Specialty Trust with respect to beneficial ownership of Specialty Trust's capital stock as of June 30, 2003, by each person other than members of management known to Specialty Trust to beneficially own more than five percent (5%) of Specialty Trust's capital stock. Unless otherwise indicated in the footnotes to the table, the beneficial owners named have, to the knowledge of Specialty Trust, sole voting and investment power with respect to the shares beneficially owned, subject to community property laws where applicable.

                                                                       BENEFICIAL OWNERSHIP
                                                                       --------------------
                                                                                OF
                                                                                --
                                                                           CAPITAL STOCK
                                                                           -------------
NAME OF BENEFICIAL OWNER                                                  SHARES    PERCENT
------------------------                                                  ------    -------
Raymond J. Poncia (1)                                                    556,818       7.49%

Angelo and Joan Petrini (2)                                              436,317       5.87%

Julius and Joanne Ballardini (3)                                         415,443       5.59%

Nello Gonfiantini, Jr. (4)                                               375,695       5.05%

 -----------------------------

(1) Consists of 278,409 shares of common stock held by the Raymond J. Poncia, Jr. Family Trust of which Mr. Poncia is trustee and 278,409 shares of common stock held by Hotel-Casino Management, Inc. of which Mr. Poncia is president.

(2) Consists of 393,371 shares of common stock held by the 1987 Petrini Family Trust of which Mr. and Mrs. Petrini are trustees and 42,946 shares of common stock held by Delta Saloon Profit Sharing Plan of which Mr. Petrini is trustee.

(3) Consists of 415,443 shares of common stock held by the Julius and Joanne Ballardini Family Trust dated 4/14/92 of which Mr. & Mrs. Ballardini are trustees.

(4) Consist of 201,183 shares of common stock held by the Gonfiantini Family Trust of which Mr. Gonfiantini, Jr. is trustee, 2,427 shares of common stock held by the Gonfiantini Family Decedent Trust of which Mr. Gonfiantini Jr. is trustee, 80,039 shares of common stock held by Mr. Gonfiantini, Jr. individually, 43,182 shares of common stock held by Gonzo Properties of which Mr. Gonfiantini, Jr. is a partner and 48,864 shares of common stock which represents the Gonfiantini Family Trust's 25% interest, as a tenant in common, in 195,455 shares of Common Stock owned by the Gonfiantini Family.

BENEFICIAL OWNERSHIP OF CAPITAL STOCK BY DIRECTORS AND MANAGEMENT

         The following table sets forth certain information known to Specialty Trust with respect to beneficial ownership of Specialty Trust's capital stock as of June 30, 2003 by each Director and by all Directors and executive officers as a group. Unless otherwise indicated in the footnotes to the table, the beneficial owners named have, to the knowledge of Specialty Trust, sole voting and investment power with respect to the shares beneficially owned, subject to community property laws where applicable.

                                                                           BENEFICIAL OWNERSHIP OF
                                                                           -----------------------
NAME OF BENEFICIAL OWNER                                                        CAPITAL STOCK
------------------------                                                        -------------
                                                                              Shares        Percent
                                                                              ------        -------
Nello Gonfiantini III (1)                                                     456,383         6.13%

Ernest Martinelli (2)                                                         200,500         2.69%

George E. Bull III (3)                                                         63,000             *

Harvey Fennell (4)                                                             62,208             *

Roger M. Peltyn (5)                                                            31,250             *

Stephen V. Novacek (6)                                                         17,607             *

Mark Combs (7)                                                                  3,014             *

Stephanie Schmitt (8)                                                           6,283             *
                                                                              -------        -----
All Directors and Executive Officers as a Group (8 persons)                   840,245        11.29%
                                                                              =======        =====

------------------------------
*    Less than one percent.

(1) Consists of 364,337 shares of common stock held in the Nello Gonfiantini III 1981 Trust of which Nello Gonfiantini III is trustee, and 43,182 shares of common stock held by Gonzo Properties of which Nello Gonfiantini III is a partner, and 48,864 which is 25% of 195,455 shares of common stock held by Gonfiantini Family of which Nello Gonfiantini III 1981 Trust of which Nello Gonfiantini III is trustee, as a tenant in common, but does not include 405,784 shares of common stock beneficially owned by persons related by blood or marriage to Nello Gonfiantini III with respect to which he has neither voting nor investment power.

(2) Consists of 150,500 shares of common stock held in the Ernest Martinelli Family Trust of which Mr., Martinelli is trustee, and 50,000 shares of common stock held by The Martinelli Family Partnership of which Mr. Martinelli is general partner.

(3) Consists of 63,000 shares of common stock held in the Bull Trust of which Mr. Bull is trustee.

(4) Consists of 2,500 shares of common stock issuable upon the exercise of options, and 19,792 shares of common stock held by the Harvey and Nancy Fennell Family Trust of which Mr. Fennell is co-trustee and 39,915 shares of common stock held by Dickson Realty Profit Sharing Plan of which Mr. Fennell is co-trustee.

(5) Consists of 31,250 shares of common stock held by the Peltyn Family Trust of which Mr. Peltyn is a trustee.

(6) Consists of 17,607 shares of common stock held by Stephen V. Novacek and Barbara J Gruenwald Trustees of the Novacek / Gruenewald 2002 Trust dated December 20, 2002.

(7) Consists of 514 shares of common stock held by Mark Combs and 2,500 shares of common stock issuable upon the exercise of options held by Mr. Combs.

(8) Consists of 5,050 shares of common stock issuable upon the exercise of options, and 1,233 shares of common stock held by Stephanie and Mathew Schmitt.

                            DESCRIPTION OF THE NOTES

GENERAL

     Specialty Trust's Collateralized Investment Notes are issued under a supplemental indenture dated as of July 25, 2003 between Specialty Trust and Deutsche Bank National Trust Company, formerly known as Bankers Trust Company of California, N.A., as trustee. We have filed a copy of the supplemental indenture as an exhibit to the registration statement of which this prospectus is a part. The following statements are brief summaries of material provisions of the supplemental indenture. You should refer to the supplemental indenture for a complete statement of those provisions. Copies of the supplemental indenture will also be available for inspection during normal business hours at our principal executive offices located at 6160 Plumas Street, Reno, Nevada, 89509.

     We have the right to modify the supplemental indenture as described below. Additionally, we reserve the right to terminate this offering, or modify the terms of the offering or the securities offered in this prospectus, at any time, by an appropriate amendment or supplement to this prospectus. No modification will affect the rights of the holders of then outstanding securities.

     The Notes are limited to $100,000,000 aggregate principal amount at any time outstanding and will be direct recourse obligations of Specialty Trust secured by collateral pledged to the trustee from time to time, the "pledged assets". We refer you to "Collateral" below for more detail. The Notes are issued on the 20th day of the month or the first business day thereafter. The Notes mature a minimum of one month and a maximum of five years from the date of issuance, the "stated maturity", and bear interest upon the unpaid principal amount thereof from the date of issuance of the Notes, at the rate per annum fixed on the date of issuance. From time to time, we will fix the interest rates payable and the method of computing interest on newly issued and rollover Notes based on market conditions and our financial requirements. The method of computing interest will be set forth in the supplement to this prospectus relating to such Notes. Investors may select the term and corresponding interest rate offered in that supplement. In no event will the interest rate be less than the applicable federal rate that is periodically set by the IRS as the minimum for the corresponding term to maturity. Once determined, the rate of interest payable on a Note will remain fixed until the Note matures. Interest is payable to the persons in whose names the Notes are registered at the election of the Noteholder either (a) payable monthly in arrears on the 20th day of each month, or (b) compounded monthly and payable at the earlier of maturity or the annual anniversary of issuance. We anticipate accrued interest on Notes will be computed on the basis of a 365-day year and actual days elapsed or on the basis of a 360-day year consisting of twelve 30-day months as set forth in a supplement to this prospectus.

     The Notes are issued in minimum denominations of $25,000. The Notes will be uncertificated and evidenced by a confirmation of book entry and a statement issued by us to each holder. These confirmations and statements issued by us are not negotiable instruments. Holders cannot transfer rights of ownership by mere endorsement and delivery of a confirmation or statement. We maintain a register to record the owner(s) of each outstanding Note and shall treat the person(s) whose name(s) is (are) so recorded as the owner(s) of the Note for all purposes. Holders may transfer ownership of a Note on our register only by written notice to us signed by the owner(s), or the owner's authorized representative, on a form to be supplied by us. Holders may not pledge, assign or hypothecate the Notes as collateral for a loan or otherwise.

     Principal and interest on the securities offered in this prospectus will be payable at our office, or at such other place as we may designate for that purpose. However, we may make payments at our option by check mailed to the person entitled to the payments at his or her address appearing in the register.

     We will send you at an address you provide us notice of maturity generally about two weeks prior to maturity. Unless we receive notice from the Noteholder at least one business day before the maturity date of the Note to pay the maturing Note in cash or we give the holder notice at least five business days before the Note's maturity that the Notes will be paid in cash, we will automatically rollover a maturing Note of one year or less, by issuing a new Note with a term equal to the maturing Note's original term. For Notes that exceed one year, we will automatically rollover a maturing Note by issuing a new Note with a term equal to three months. We will rollover Notes at their maturity dates at the interest rate, and the method of computing interest, we are offering on newly-issued Notes of the same term or if the original term exceeds one year, we will rollover for a three month term at the rate, and the method of computing interest, we are offering on newly-issued Notes with that term. A Noteholder whose Note is rolled over shall be paid the interest due at maturity in cash and only the principal amount shall be rolled over. We will withhold 30% (or other required tax rate then in effect) of any interest paid to any investor who has not provided us with a fully executed Form W-9 or satisfactory equivalent or where the Internal Revenue Service has notified us that back-up withholding is otherwise required. Any tax or other amounts withheld from interest payments pursuant to the requirements of a taxing authority will be considered as having been paid by Specialty Trust to the Noteholder.

     The Indenture limits the ratio of (a) the total indebtedness of Specialty Trust, both secured and unsecured, to (b) the total shareholders' equity, to no more than 4:1. The Indenture also requires that at each payment date the Company has and shall maintain sufficient cash and unused credit facilities to pay all interest due and all Notes maturing on the subsequent payment date. On each payment date we will deliver to the trustee a certificate setting forth the calculations of our compliance with these covenants.

     We reserve the right to decline any investment in our sole discretion.

REDEMPTION

     The Notes are not subject to redemption at our option. Although holders have no contractual right to redeem a Note before maturity, we, in our sole discretion, may honor a written request for early redemption by acquiring the Note from the holder.

FEE FOR EARLY REDEMPTION

     If we decide, in our sole discretion, to honor a written request for early redemption of a Note, we retain the right to charge an early redemption fee. In cases where the investor dies or is declared legally incompetent the early redemption fee will be waived. The early redemption fee will be calculated on a simple interest basis using the Note's principal balance on the date of issuance. Hence, application of the fee for early redemption will in no event result in the investor receiving back an aggregate amount of less than his/her principal amount. Regardless of when the early redemption occurs, the fee will be based on the original term of the Note calculated as follows:

TERM OF SECURED NOTE                  EARLY REDEMPTION FEE
--------------------                  ---------------------
2 months to 5 months                   60 days interest
6 months to 11 months                  90 days interest
1 year                                 120 days interest
2 years                                180 days interest
3 years                                1 year interest
4 years                                1 1/2 years interest
5 years                                2 years interest

COLLATERAL

     The pledged assets securing the Notes will be held by the trustee and will consist of some of our mortgage loans, short-term money market instruments and/or cash.

     Mortgage Loans. Mortgage loans are evidenced by mortgage notes, each of which is secured by a valid lien on real property located in Nevada or other states including, but not limited to, property of which any portion thereof may be characterized as commercial real estate, raw land or multi-family and nonconforming single-family residential property. Each such lien is duly recorded in the office of the proper recording officer of the county in which the real property described in each such mortgage or deed of trust is located to reflect of record that we are the mortgagee or the beneficiary of the deed of trust, or the assignee of either thereof, and is insured by a lender's title insurance policy of the kind described in the indenture. Participation interests in eligible mortgage loans may also be included in the pledged assets and references herein to mortgage loans shall include participation interests.

     Each mortgage loan included in the pledged assets shall bear a fixed or variable rate of interest that is payable at least monthly and shall, as of the date it is first pledged as collateral under the indenture, among other things:

     -    have an unpaid principal balance of not less than $25,000;

     - have had a loan to value ratio at the most recent appraisal date of not more than 85%; and

     - not be delinquent and have not been delinquent more than once during the preceding 12-month period.

     Each pledged mortgage loan or participated portion of a mortgage loan shall be owned by Specialty Trust. We expect that substantially all of the mortgage loans to be included in the pledged assets shall be serviced by the Manager.

     Each mortgage note pledged with the trustee is endorsed without recourse in blank or to the trustee and is delivered to the trustee together with a copy of the deed of trust and an original assignment thereof in recordable form and, among other things, a copy of the ALTA lender's title insurance policy (or, if not yet available, a preliminary title report for a period of 60 days) stating that the mortgage constitutes a valid lien on the underlying real property. The assignments of the mortgage loans will not be recorded prior to the occurrence of an event of default. During the period prior to recordation of the assignments, it might be possible for us to discharge mortgage notes or transfer mortgage notes to bona fide purchasers for value without notice, notwithstanding the trustee's lien. However, as a general matter we would not be able under the terms of the indenture to deliver the original documents evidencing the mortgage notes or mortgage loans, because such documents are to be retained in the possession of the trustee. Generally, a subsequent transferee who failed to obtain delivery of the original evidence of indebtedness would not, in the absence of special facts, be able to defeat the trustee's interest in a mortgage note so long as such evidence of indebtedness remains in the possession of the trustee.

     The characteristics of the mortgage notes pledged to secure the Notes may in some circumstances inhibit the liquidity and marketability of such instruments. Such mortgage notes generally have greater principal balances on a loan-by-loan basis, and generally present a higher degree of risk compared with conforming single-family residential loans due, among other things, to the susceptibility of the value of property securing the mortgage loan to changes in the economic conditions that affect business profitability in general. Further, commercial and multi-family residential properties may be subject to increased risk from laws relating to environmental hazards or damages. For these reasons, a review of the commercial or multi-family residential properties underlying the mortgage notes and other relevant information may be required in connection with any sale or liquidation of such properties which would delay any such sale or liquidation; any such sale or liquidation carried out under a time frame which does not permit such a review may result in reduced proceeds from such sale or liquidation. We refer you to "-- Events of Default" in this prospectus for more detail.

     Short-Term Money Market Instruments. "Short-term money market instruments" consist of any of the following instruments, provided that, on the date when such instruments are first pledged as collateral under the indenture, they have remaining terms to maturity of 90 days or less and, provided further, that the obligor of any of such instruments has short-term commercial paper or other unsecured short-term rating in the highest rating category of a recognized rating agency and a long-term debt obligation rating in one of the two highest rating categories: (i) time deposits of, demand deposits in, certificates of deposit of, bankers' acceptances issued by, or next-day federal funds sold by any FDIC-insured depository institution; (ii) repurchase agreements with respect to Government Securities or GNMA, FNMA or FHLMC Certificates entered into with a depository institution (acting as principal); or (iii) commercial paper.

     Cash. "Cash" is coin or currency of the United States of America as at the time shall be legal tender for payment of public and private debts.

CALCULATION OF THE VALUE OF THE COLLATERAL

     The Notes are collateralized by pledged assets consisting of (a) our mortgage loans in an aggregate principal amount at least equal to one and one-half (1 1/2) times the aggregate principal amount outstanding on the Notes,
(b) short-term money market instruments and cash at least equal to the aggregate principal amount outstanding on the Notes or (c) a combination of the foregoing. We are required under the terms of the indenture to calculate, on the 20th day of each month (each a "valuation date"), the value of collateral then pledged to secure the Notes. In that calculation, we determine a "basic maintenance amount" which is an amount equal to the aggregate unpaid principal amount of the Notes outstanding excluding any Notes to be retired on such valuation date to the extent cash has been set aside the therefore and including any Notes to be issued on such valuation date. We also determine the "discounted value" of the pledged assets, which must at least equal the basic maintenance amount.

     "Discounted value" as of any date means that amount determined with respect to specific collateral included in the pledged assets in the manner set forth below:

          (a) as to mortgage loans that continue to meet the eligibility criteria the aggregate unpaid principal balance under the related mortgage note (as determined by Specialty Trust) divided by one and one-half (1 1/2);

          (b) as to short-term money market instruments, the outstanding aggregate principal amount evidenced by each such instrument (as determined by Specialty Trust by any reasonable method which Specialty Trust believes reliable, which may include amounts based upon the most recent report related to each such instrument received by Specialty Trust); and

          (c)  as to cash, the face value thereof.

     The calculation of the discounted value of the pledged assets in the manner described above is designed to ensure that at all times the pledged assets have an aggregate market value in excess of the amount necessary to repay the outstanding Notes. Continual reductions in the principal amounts of any category of collateral may cause the aggregate discounted value of the pledged assets on future valuation dates to be a lower percentage of the then outstanding principal amount of the Notes than the percentage as of preceding valuation dates.

     The indenture requires that we calculate on each valuation date the basic maintenance amount and the discounted value of the pledged assets within the last five business days and deliver to the trustee on such valuation date a certificate setting forth such calculations. In the event that the discounted value of the pledged assets as calculated by us is less than the basic maintenance amount on any valuation date which any Notes are outstanding, we are obligated not later than the month-end following such valuation date to (i) deliver to the trustee additional eligible collateral and/or (ii) purchase outstanding Notes, such that after taking such actions into account the discounted value of the pledged assets is at least equal to the basic maintenance amount as of such valuation date.

WITHDRAWALS AND SUBSTITUTIONS OF COLLATERAL

     We may, subject to specific requirements set forth more fully in the indenture, at any time and from time to time, upon request to the trustee, withdraw or substitute pledged assets; provided, that the aggregate discounted value of eligible collateral, based upon the most recent valuation date, remaining in the pledged assets following the proposed withdrawal or substitution would at least equal the basic maintenance amount as of such valuation date.

PAYMENTS ON PLEDGED ASSETS

     Unless an event of default has occurred and is continuing with respect to the Notes, we shall be entitled to collect all payments, including, without limitation, payments upon maturity, prepayments, distributions and payments as a result of default, on or in respect of any mortgage notes securing the Notes, and the trustee shall pay over to us any such payments which may be collected or received by the trustee. Upon the occurrence of such an event of default and while it shall be continuing, if we shall receive any payments, including, without limitation, payments upon maturity, prepayments, distributions and payments as a result of default, on or in respect of such mortgage notes, we shall hold such payments in trust for the benefit of the trustee and the holders of the Notes, shall segregate such payments from the other property of Specialty Trust, and shall promptly after receipt of such payments deliver them in the form received to the trustee. The trustee shall thereafter release and transfer to us, upon our request, any requested amount of such payments only so long as
(i) the aggregate discounted value of the pledged assets, after giving effect to such release and transfer, would be at least equal to the basic maintenance amount and (ii) no event of default shall be continuing.

PURCHASE AND RESALE OF NOTES

     We and our affiliates may at any time and from time to time purchase outstanding Notes on the open market, if any, or by private sale. Notes held by us or an affiliate shall not be deemed to be outstanding for purposes of determining the basic maintenance amount, unless such Notes have been pledged to a party other than us or any of our affiliates. The indenture provides that we shall not, and we shall not permit any affiliate to, sell or pledge any Notes acquired by us or any affiliate unless the discounted value of the pledged assets would not be less than the basic maintenance amount after giving effect to such sale or pledge. During the continuance of any event of default, we will not and to the extent of our authority, will not permit any of our affiliates to, sell or pledge any Notes owned by us or any affiliate without the prior written consent of the trustee.

FINANCIAL REPORTS

     Our financial statements for each year during which any Notes are outstanding, as certified by the our independent accountants, will disclose the unpaid principal amount of the outstanding Notes and the unpaid principal amount of the eligible collateral included in the pledged assets as of the last day of our fiscal year. We will covenant in the Indenture to maintain our reporting obligations under the Securities Exchange Act of 1934 for so long as any of the Notes remain outstanding or could be issued under the Registration Statement.

EVENTS OF DEFAULT

     Any of the following will constitute an "event of default" with respect to the Notes: (a) the failure to pay interest on any Note within five days after such payment is due; (b) the failure to pay the principal of any Note at the stated maturity thereof; (c) a default in our performance of the covenant in the indenture to maintain an amount of pledged assets having an aggregate discounted value at least equal to the basic maintenance amount; (d) the failure to deliver a certificate calculating the basic maintenance amount and the discounted value of the pledged assets within three business days of the date on which either is required to be delivered pursuant to the indenture or to cure a collateral insufficiency by month end; (e) a material breach or inaccuracy of any warranty or representation made by us in or under the indenture as of the date of which such representation or warranty was made and five business days after written notice thereof to us by the trustee or to us and the trustee by the holders of at least two-thirds in aggregate principal amount of the outstanding Notes and the circumstances or connection in respect of which such representation or warranty was breached or inaccurate has not been cured; (f) a default in our performance of a financial or any other covenant in the indenture and the continuation of such default for 30 days after written notice to us by the trustee or to us and the trustee by the holders of at least two-thirds in aggregate principal amount of the outstanding Notes; and (g) an occurrence of insolvency or similar event of Specialty Trust.

     In case an event of default should occur and be continuing, the trustee or the holders of at least two-thirds in aggregate principal amount of outstanding Notes may or, in the case of an event of default of the type described in clauses (a), (b), (c) or (d) or (g) of the preceding paragraph, the trustee immediately after it has knowledge thereof shall, declare the principal and accrued interest on the Notes to be immediately due and payable by providing written notice to us. Such declaration and its consequences may be rescinded and annulled by the holders of a majority of the in aggregate principal amount of such outstanding Notes if amounts sufficient to cure any payment default and pay all related expenses incurred by the Trustee and its agents have been deposited with the Trustee and any nonpayment defaults have been cured. If any event of default shall occur and not be cured or waived within thirty days thereafter, the rate of interest borne by each outstanding Note shall be increased by 0.50% per annum effective on the date of the event of default.

     If an event of default has occurred and is continuing, the trustee, directly or through an agent, is permitted: (a) to sell the pledged assets; (b) to institute litigation to enforce payment of the Notes, or to realize on the pledged assets and otherwise to protect the interest of the Noteholders; (c) to notify third parties including mortgagors, servicing companies, trustees and paying agents of the trustee's interest in the pledged assets and to require that all payments made on such pledged assets be paid directly to it; and (d) to otherwise exercise all rights and remedies of a secured party under the Uniform Commercial Code as in effect in the State of Nevada.

     The trustee is also authorized to institute suits against us for the collection of amounts due on the Notes, to collect the deficiency, if any, after the sale of the pledged assets and to file proofs of claim in any bankruptcy, insolvency or similar proceeding involving us. The trustee may also, upon written request of the holders of a majority of the aggregate principal amount of the Notes, be required to institute suits to take other appropriate action to enforce payment of the Notes and to enforce any of the rights or powers of the trustee or Noteholders under the indenture, but shall have the right to decline to follow any such request if the trustee determines in good faith that such action would involve the trustee in personal liability or expenses or would not be in the best interests of the Noteholders.

     The power to effect any sale of any portion of the pledged assets shall not be exhausted by any one or more sales as to any portion of the pledged assets remaining unsold, but shall continue unimpaired until all of the pledged assets shall have been sold or all amounts payable on the Notes shall have been paid, whichever shall first occur. The trustee shall not in any sale sell all or any portion of the pledged assets unless either (a) two-thirds of the Noteholders consent to the sale or (b) the proceeds of the sale would not be less than the entire amount, which would be distributable to the Noteholders. In connection with a sale of all or any portion of the pledged assets, any Noteholder may bid for and purchase the property offered for sale, and may, in paying the purchase money therefore, deliver Notes to the trustee.

     There can be no assurance that the trustee will be able to dispose of the pledged assets without a significant delay following an event of default or that the proceeds obtained from the pledged assets will be sufficient to pay all amounts owing to the Noteholders.

     Subject to the provisions of the indenture relating to the duties of the trustee, in the case an event of default shall occur and be continuing, the trustee shall be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any of the Noteholders unless such holders shall have offered to the trustee reasonable security or indemnity. The trustee is not required to expend or risk its own funds or incur financial liability if it has reasonable grounds for believing that repayment of such funds or adequate indemnity against such risk or liability is not reasonably assured.

     Subject to the provisions for indemnification of the trustee and other limitations contained in the indenture, the holders of a majority in aggregate principal amount of the outstanding Notes shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to such Notes.

PRIORITY

     If, following an event of default, the proceeds of liquidation of the pledged assets were insufficient to pay the entire remaining amount payable on the Notes, the holders of such Notes would be general creditors of the Company to the extent of the deficiency and, upon any liquidation of Specialty Trust, such holders would rank on parity with our general creditors.

MERGER

     The indenture provides that we shall not consolidate with or merge into any other corporation or convey, or transfer its properties and assets substantially as an entirety unless (i) the successor corporation is incorporated in the United States and a supplemental indenture is signed by such successor corporation by which it expressly assumes the obligations of the Company under the Notes and the indenture; (ii) the successor corporation shall, by supplemental indenture or agreement, confirm that the pledged assets shall secure its obligations under the Notes and the indenture; (iii) immediately after giving effect to such transaction, no event of default or event which with notice or lapse of time or both would become an event of default has occurred and is continuing and (iv) the Company shall have delivered to the trustee an officers' certificate and an opinion of counsel, each stating that such consolidation, merger, conveyance or transfer complies with the indenture and that all conditions precedent therein provided for relating to such transaction have been complied with.

THE TRUSTEE

     The indenture contains provisions limiting the liability of the trustee and provides for the indemnification of the trustee by Specialty Trust under specific circumstances. The trustee may resign at any time by giving written notice to us, such resignation to be effective upon the appointment of a successor trustee. The trustee may be removed by the holders of a majority in principal amount of outstanding Notes or by Board resolution by us unless an event of default has occurred and is continuing.

MODIFICATION

     A supplemental indenture may be entered into by Specialty Trust and the trustee without the consent of the holder of any Note, which modifies or amends the indenture (including the terms and conditions of the Notes) for the following purposes: (a) to evidence the succession of another corporation to Specialty Trust; (b) to add to the covenants of Specialty Trust for the benefit of the Noteholders or to surrender any right or power conferred upon Specialty Trust under the indenture; (c) to convey, transfer and assign to the trustee and to subject to the lien of the indenture additional eligible collateral of Specialty Trust and to correct or amplify the description of any property at any time subject to the lien of the indenture; (d) to cure any ambiguity in, to correct or supplement any provision that may be defective or inconsistent with any other provision or to make any other provisions with respect to matters or questions arising under the indenture which are not inconsistent with the provisions of the indenture; provided, that such action will not harm the interests of the Noteholders; (e) to modify, eliminate or include provisions required or permitted by the Trust Indenture Act of 1939, as amended, or other federal statutes hereinafter enacted; and (f) to provide for the appointment of a co-trustee.

     Additional modifications and amendments may be made to the indenture, including the modification of the Noteholders' rights thereunder, with the consent of the holders of not less than two-thirds of the aggregate principal amount of the Notes then outstanding. No such modification or amendment to the indenture may, without the consent of the holder of each Note so affected, change the stated maturity of the principal of or any installment of interest on any such Note; reduce the principal of or interest on any such Note; change the coin or currency in which any Note or the interest thereon is payable; impair the right to institute suit for the enforcement of any payment on or after the stated maturity or any redemption date with respect to any such Note; permit the creation of any lien prior to or pari passu with the lien of the indenture with respect to any such Note; permit the creation of any lien of the indenture with respect to any of the pledged assets or terminate the lien of the indenture with respect to any pledged assets (except in such cases as permitted by, and pursuant to, the indenture); deprive the Notes of the security afforded by the lien of the indenture; or reduce the percentage in principal amount of the outstanding Notes the consent of whose holders is required for any supplemental indenture, or the consent of whose Holders is required for any waiver of compliance with specific provisions of the indenture or defaults thereunder and their consequences provided for in the indenture. The indenture also permits the holders of a majority of the aggregate principal amount of the then outstanding Notes to waive specified past defaults and their consequences and to rescind in some circumstances the declaration of the acceleration of the amounts due under the Notes after an event of default has occurred.

LIST OF NOTEHOLDERS

     Three or more holders of the Notes who have held such Notes for a period of at least six months may, by written request to the trustee, obtain access to the list of all holders of the Notes, as specified in the request, maintained by the trustee for the purpose of communicating with other Noteholders with respect to their rights under the indenture. The trustee may elect not to afford the requesting Noteholders access to the list of Noteholders if it agrees to mail the desired communication or proxy, on behalf of the requesting Noteholders, to all such Noteholders.

ANNUAL COMPLIANCE STATEMENT

     Specialty Trust will be required to file annually with the trustee a written statement as to fulfillment of its obligations under the indenture.

TRUSTEE'S ANNUAL REPORT

     The trustee will be required to mail each year to all holders of Notes a brief report relating to its eligibility and qualifications to continue as the trustee under the indenture, any amounts owing by Specialty Trust to it in the trustee's individual capacity, the property and funds physically held by the trustee as such, any additional issue of Notes not previously reported, the release or release and substitution of any property subject to the lien of the indenture, and any action taken by it which materially affect the Notes or the Collateral and which has not been previously reported.

TRUSTEE

     Deutsche Bank National Trust Company, formerly known as Bankers Trust Company of California, N.A., a subsidiary of Deutsche Bank, located in Santa Ana, California, will be the trustee for the Notes. The trustee also served as the trustee under another indenture for our Class A Collateralized Mortgage Notes.

                         FEDERAL INCOME TAX CONSEQUENCES

     The following discussion summarizes the anticipated material federal income tax consequences of your purchase, ownership and disposition of our Notes as an initial purchaser. It has been reviewed by our tax counsel, Chapman and Cutler LLP, formerly known as GnazzoThill, a Professional Corporation, and is based on their conclusions as to the likely interpretation of applicable federal tax authorities to an investment in the Notes. This discussion is based upon the Internal Revenue Code of 1986, as amended, and related regulations, administrative rulings and court decisions in effect as of the date of this prospectus, all of which are subject to change, possibly retroactively. This discussion does not address every aspect of the federal income tax laws that may be relevant to all categories of investors and it assumes that the Notes are being held by you as property held for investment (i.e., as a capital asset). Moreover, it does not address state, local or foreign tax concerns. Accordingly, you are urged to consult your own tax advisor regarding your specific federal, state, local and foreign tax consequences to you of investing in our Notes.

     Please be advised that we have not received any rulings, and will not seek any rulings, from the Internal Revenue Service with respect to the federal income tax consequences discussed below. Thus, there can be no complete assurance that the Service will agree with our statements. You should also be aware that under applicable Treasury regulations a provider of advice on anticipated transactions is generally not considered an income tax return preparer. Accordingly, in preparing your tax return you are advised to consult with your own tax advisor regarding the specific consequences to you of your purchase, ownership and disposition of our Notes, including any potential changes in applicable tax laws.

TAX CLASSIFICATION OF THE NOTES

     Assuming the Notes are respected as debt issued by us, for Federal income tax purposes: (i) Notes held by a thrift institution taxed as a domestic building and loan association will not constitute "loans...secured by an interest in real property" within the meaning of Code Section 7701(a)(19)(C)(v) and (ii) interests on the Notes held by a real estate investment trust will not be treated as "interest on obligations secured by mortgages on real property or on interest in real property" within the meaning of Code Section 856(c)(4)(B) and the Notes will not constitute "real estate assets" or "government securities" within the meaning of Code Section 856(c)(5)(A).

TAX CLASSIFICATION OF SPECIALTY TRUST

     The Internal Revenue Code of 1986, as amended, provides special tax treatment for organizations that qualify and elect to be taxed as REITs. We have made an election to be taxed as a REIT under the Code commencing with our taxable year ending December 31, 1998. Assuming we maintain our qualification, we generally will be permitted to deduct our dividend distributions to stockholders from our taxable income, thereby effectively eliminating the "double taxation" that normally results when a corporation earns income and distributes that income to its stockholders in the form of dividends. In order to maintain our qualification as a REIT, however, we must satisfy numerous tests with respect to the sources of our income, the nature and diversification of our assets, the amount of our distributions to our stockholders and the ownership of our stock. If we fail to meet those requirements in a given year, and do not qualify for relief under the Code, we will be subject to federal income tax as a regular, domestic corporation; thereby losing the benefit of the dividends received deduction. As a result, we would incur potentially substantial income tax liabilities that would reduce the cashflow available to make payments on the Notes.

     Our tax counsel has advised us in connection with our election to be taxed as a REIT. Based on existing law and certain representations made to our tax counsel by us, including (without limitation) that: (i) this prospectus accurately reflects the methods of operation of Specialty Trust and (ii) the fees payable to our Manager, including any incentive or termination fees, are reasonable compensation for our services, comparable to that paid to others performing similar duties, and assuming that we continue to operate in the manner described in this prospectus, in the opinion of our tax counsel, commencing with our taxable year ending December 31, 1998, Specialty Trust has been organized in conformity with the requirements for qualification as a REIT under the Code and our actual and proposed method of operation described in this prospectus and as represented by us to our tax counsel should enable us to continue to qualify as a REIT. However, whether we will in fact so qualify will depend on actual operating results and compliance with the various tests for qualification as a REIT relating to our income, assets, distributions, ownership and certain administrative matters, the results of which may not be reviewed by our tax counsel. Moreover, certain aspects of our method of operations and structure for compensating our Manager have not been considered by the courts or the Internal Revenue Service. There can be no assurance that the courts or the Internal Revenue Service will agree that Specialty Trust qualifies as a REIT. In addition, qualification as a REIT depends on future transactions and events that cannot be known at this time. Accordingly, our tax counsel is unable to opine whether Specialty Trust will in fact qualify as a REIT under the Code in all events.

TAX CLASSIFICATION OF THE COLLATERAL POOL

     The Code also contains special rules applicable to entities that issue debt secured by real estate mortgages. These rules are known as the taxable mortgage pool rules and, if applicable, can result in entity level federal income taxation. An entity will be classified as a taxable mortgage pool if it does not make an election to be classified as a real estate mortgage investment conduit, called a "REMIC", and (i) substantially all of its assets consist of debt obligations and more than 50% of such debt obligations are real estate mortgages or interests therein, (ii) the entity issues debt obligations with two or more maturities and (iii) payments on the debt obligations issued by it bear a relationship to payments received on the debt obligations owned by it. In certain situations, a pool of assets pledged to secure debt of an entity could also be treated as separate taxable mortgage pool.

     It is possible that the pool of collateral pledged to secure the Notes could be treated as a taxable mortgage pool. However, it is likely that any such taxable mortgage pool would nonetheless qualify as a "Qualified REIT Subsidiary" within the meaning of Section 856(i) of the Code and would therefore not be subject to entity level federal income taxes. Thus, only Specialty Trust or its shareholders would be required to include in income any "excess inclusion income" generated by the taxable mortgage pool. On the other hand, if the pool of collateral securing the Notes was classified as a taxable mortgage pool but did not satisfy or maintain status as a "Qualified REIT Subsidiary", it would not be permitted to be included in the consolidated federal income tax return of any other corporation and its net income would be subject to entity level federal income taxes, thereby reducing cashflow available to pay the Notes.

     Specialty Trust does not intend to make an election to treat the mortgage and other collateral securing the Notes as a REMIC. Our tax counsel has advised us that the pool of mortgages and other collateral securing the Notes should not be classified as a taxable mortgage pool.

TAX CONSEQUENCES TO NOTEHOLDERS

     Status as Real Property Loans. Assuming the Notes are treated as debt issued by us, for federal income tax purposes: (i) Notes held by a thrift institution taxed as a domestic building and loan association will not constitute "loans . . . secured by an interest in real property" within the meaning of Code Section 7701(a)(19)(C)(v) and (ii) interests on the Notes held by a real estate investment trust will not be treated as "interest on obligations secured by mortgages on real property or on interest in real property" within the meaning of Code Section 856(c)(4)(B) and the Notes will not constitute "real estate assets" or "government securities" within the meaning of Code Section 856(c)(5)(A).

     Taxation of interest income on the Notes. Because all Notes are expected to be issued at par, interest paid or accrued on the Notes generally will be treated as ordinary income to you, and will be includible in your income in accordance with your regular method of accounting.

     Sale of Notes. Generally, if you sell or otherwise dispose of your Note, you will recognize gain or loss in an amount equal to the difference between the amount you realize on the sale and your adjusted tax basis in your Note. Any such gain or loss recognized will be capital gain or loss if your Note is held as a "capital asset" (generally, property held for investment) with the meaning of Code Section 1221, and will be short term capital gain or loss if your investment has been held for not more than one year. However, certain types of investors (such as banks, thrifts and other financial institutions), and certain investors engaged in risk reduction strategies with respect to the Notes, may not qualify to treat the Notes as capital assets, or the gain or loss therefrom as capital gain or loss.

     In addition, someone that purchases a Note from you at a discount may become subject to the market discount rules of sections 1276 - 1278 of the Code. As a result, some or all of the principal paid or the gain recognized upon the disposition of the Note by such holder could be taxed as ordinary interest income.

     Foreign Investors. Assuming the Notes are respected as debt, interest paid on the Notes to a holder that is a nonresident alien individual, foreign corporation or other non-United States person, referred to as a "foreign person", will be exempt from United States federal income and withholding taxes under the "portfolio interest" provisions so long as (i) the interest is not effectively connected with a trade or business of the recipient in the United States, (ii) the foreign person is not (a) a direct or indirect ten percent or greater shareholder of our company, (b) a controlled foreign corporation, as that term is defined in the

Code, related to our company, or (c) a bank receiving interest on an extension of credit made pursuant to a loan agreement entered into in the ordinary course of its trade or business. Interest paid to a foreign person that is not engaged in a United States trade or business and that does not qualify under the portfolio interest exemption will generally be subject to a 30% United States withholding tax unless the foreign person qualifies to claim a lower rate under an applicable United States income tax treaty.

     In all events, a holder that is a foreign person must provide required information certifications in order to claim any exemptions or reductions from withholding tax. Foreign investors are urged to consult their tax advisors concerning recently finalized regulations on withholding and related certification requirements generally applicable to payments made after December 31, 2000.

     If a Note were recharacterized as ownership of an equity interest in Specialty Trust, or if exemptions from withholding tax are not available, certain payments related to the Notes made to foreign persons would become subject to withholding tax at the rate of 30% and, in the hands of a corporate investor, could become subject to the branch profits tax. We are not required to indemnify you, or gross-up payments on the Notes, for any withholding taxes.

     Backup Withholding. Payments on the Notes, or proceeds from a disposition of the Notes, may become subject to backup withholding of federal income tax if you fail to furnish certain information, including your taxpayer identification number, or otherwise fail to establish an exemption from backup withholding. If required, backup withholding is generally made at the fourth lowest of federal income tax then in effect (currently 30%). Any amounts so deducted and withheld would be allowed as a credit against the Noteholder's federal income tax. Furthermore, certain penalties may be imposed by the Service on a Noteholder that is required to supply information but does not do so in the proper manner.

     Tax Return Disclosure Requirements. Recent Treasury Department pronouncements directed at abusive tax shelter activity appear to apply to transactions not conventionally regarded as tax shelters. Taxpayers are required to report certain information on Internal Revenue Service Form 8886 if they participate in a "reportable transaction." Holders of Notes that recognize a loss for federal income tax purposes on a sale or other disposition of Notes in excess of a specified threshold should consult with their tax advisors as to the need to file Internal Revenue Service Form 8886 with their federal income tax returns.

                       STATE AND LOCAL TAX CONSIDERATIONS

     In addition to the federal income tax consequences described above, you should also consider the potential state and local income tax consequences of any investment in the Notes. State and local income tax laws may differ substantially from the corresponding federal tax laws, and the above discussion does not purport to describe any state or local income tax consequences of investing in the Notes. Accordingly, as a prospective Noteholder, you should consult your own tax advisers concerning state and local tax matters applicable to your investment in the Notes.

                                 ERISA INVESTORS

     A fiduciary of a pension, profit-sharing, stock bonus plan or individual retirement account, including a plan for self-employed individuals and their employees or any other employee benefit plan subject to the prohibited transaction provisions of the Code or the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, known as "ERISA" and, collectively, a "plan", should consider:

     (a) whether the ownership of our Notes is in accordance with the documents and instruments governing the plan,

     (b) whether the ownership of our Notes is consistent with the fiduciary's responsibilities and satisfies the applicable requirements of ERISA, in particular, the diversification, prudence and liquidity requirements of section 404 of ERISA,

     (c) the prohibitions under ERISA on improper delegation of control over, or responsibility for "plan assets" and ERISA's imposition of co-fiduciary liability on a fiduciary who participates in, or permits, by action or inaction, the occurrence of, or fails to remedy, a known breach of duty by another fiduciary with respect to plan assets, and

     (d)  the need to value the assets of the plan annually.

     You should understand the illiquid nature of your investment in our Notes and that no secondary market will exist for them.

                              PLAN OF DISTRIBUTION

     We may sell securities offered in this prospectus (1) directly to purchasers; (2) through agents; (3) through underwriters; (4) through dealers; or (5) through a combination of any of these methods of sale.

     Except as otherwise indicated in the prospectus supplement, we will sell these securities directly, without an underwriter or selling agent, and the securities will be sold by employees of the Manager who, under Rule 3a4-1(a) of the Exchange Act, are deemed not to be brokers. In accordance with the provisions of Rule 3a4-1(a), employees who sell securities will not be compensated by commission, will not be associated with any broker or dealer and will limit their activities so that, among other things, they do not engage in oral solicitations of, and comply with specified limitations when responding to inquiries from, potential purchasers.

     Unless otherwise stated in the prospectus supplement, no selling commissions will be deducted from the proceeds received by us from the issuance of the Notes. Other expenses of issuance and distribution payable by us are estimated to be $196,000.

     We may distribute the securities offered in this prospectus in one or more transactions: (1) at a fixed price or prices, which may be changed; (2) at market prices prevailing at the time of sale; (3) at prices related to the prevailing market prices; or (4) at negotiated prices.

     We may solicit directly, or agents designated by us from time to time may solicit, offers to purchase securities offered in this prospectus. We will disclose in the applicable prospectus supplement any agent, which may be deemed to be an underwriter as that term is defined in the Securities Act, involved in the offer or sale of securities offered in this prospectus and any commission payable by us to that agent. Unless otherwise indicated in the prospectus supplement, any agent will be acting on a reasonable efforts basis.

     If we use an underwriter or underwriters in the sale of the securities offered in this prospectus, we will execute an underwriting agreement with the underwriter(s) at the time of sale to it or them. We will disclose the name(s) of the underwriter(s) and the terms of the transaction in the prospectus supplement, which will be used by the underwriter(s) to make resales of the securities in respect of which this prospectus and the prospectus supplement are delivered to the public.

     If we use a dealer in the sale of securities offered in this prospectus, we will sell those securities to the dealer, as principal. The dealer may then resell the securities to the public at varying prices to be determined by the dealer at the time of resale.

     The underwriters, dealers or agents used by us in any offering of securities under this prospectus may be customers of, including borrowers from, engage in transactions with, and perform services for, us or one or more of our affiliates in the ordinary course of business.

     Underwriters, dealers, agents and other persons may be entitled, under agreements that they may enter into with us, to indemnification against civil liabilities, including liabilities under the Securities Act.

     If indicated in the applicable prospectus supplement, we will authorize agents and underwriters to solicit offers by institutions to purchase securities from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on the date stated in the prospectus supplement. Each contract will be for an amount not less than, and, unless we otherwise agree, the aggregate principal amount of securities sold pursuant to contracts shall be not less nor more than, the respective amounts stated in the prospectus supplement. Institutions with whom contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and other institutions, but shall in all cases be subject to our approval. Contracts will not be subject to any conditions except that the purchase by an institution of the securities covered by its contract shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which that institution is subject. A commission indicated in the prospectus supplement will be paid to the underwriters and agents soliciting purchases of debt securities pursuant to contracts accepted by us.

     Until the distribution of the securities is completed, rules of the SEC may limit the ability of the underwriters and selling group members, if any, to bid for and purchase the securities. As an exception to these rules, the representatives of the underwriters, if any, are permitted to engage in transactions that stabilize the price of the securities. Such transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of securities.

     Neither we nor the underwriters, if any, make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the securities. In addition, neither we nor the underwriters, if any, make any representation that the representatives of the underwriters, if any, will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

                                  LEGAL MATTERS

     Legal matters relating to the Notes being offered hereby will be passed upon for the Company by Tobin & Tobin, a professional corporation, San Francisco, California. Tax matters will be passed on by Chapman and Cutler LLP, formerly known as GnazzoThill, A Professional Corporation, San Francisco, California.

                                     EXPERTS

     Our balance sheet as of December 31, 2001 and our statements of earnings, stockholders' equity and cash flows for each of the two years in the period ended December 31, 2001, have been included herein, in reliance on the report of Grant Thornton LLP, independent certified public accountants, upon the authority of said firm as experts in accounting and auditing.

     Our consolidated balance sheet as of December 31, 2002 and our consolidated statements of earnings, stockholders' equity and comprehensive income, and cash flows and schedule IV for the year ended December 31, 2002, have been included herein and in the registration statement, in reliance on the report of KPMG LLP, independent certified public accountants, upon the authority of said firm as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

     We expect to file annual, quarterly and special reports, and other information with the SEC. Our SEC filings will be available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York, and Chicago, Illinois. Please call the SEC at 1-800-SEC-0300 for further information on the public reference rooms.

     This prospectus is part of a registration statement on Form S-11, which we have filed with the SEC (Registration No. 333-86972). You may request a free copy of any of the above filings by writing or calling:

                               Specialty Trust, Inc.
                               6160 Plumas Street
                               Reno, Nevada 89509
                               (775) 826-0809

     You should rely only on the information provided in this prospectus. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than the date on the cover page of this prospectus.

                                SALES LITERATURE

     In addition to this prospectus, a brochure has been prepared by us for use in the solicitation of offers to purchase Notes. When so utilized, such brochure must be accompanied or preceded by this prospectus. Media advertisements may also be used to solicit interest in the Notes. The offering of the Notes is made only by means of this prospectus.

                                    GLOSSARY

     As used in this prospectus, the capitalized and other terms listed below have the meanings indicated.

     "adjustable rate mortgage" means a mortgage loan, including any mortgage loan underlying a mortgage security, that features adjustments of the underlying interest rate at predetermined times based on an agreed margin to an established index. An adjustable rate mortgage is usually subject to periodic interest rate and/or payment caps and a lifetime interest rate cap.

     "basic maintenance amount" means the dollar amount equal to one hundred percent of the aggregate principal amount of all outstanding Notes, determined as of the valuation date.

     "capital stock" means the shares of capital stock issuable by Specialty Trust under its Charter, and includes common stock and preferred stock.

     the "Code" means the Internal Revenue Code of 1986, as amended.

     "company" means Specialty Trust, Inc., a Maryland corporation.

     "conforming mortgage loans" means mortgage loans that either comply with requirements for inclusion in credit support programs sponsored by FHLMC or FNMA or are FHA or VA Loans, all of which are secured by first mortgages or deeds of trust on single-family (one to four units) residences; "nonconforming mortgage loans" vary in one or more respects from those requirements.

     "ERISA" means the Employee Retirement Income Security Act of 1974.

     "ERISA plan" or "plan" means a pension, profit sharing, retirement or other employee benefit plan, which is subject to ERISA.

     "Exchange Act" means the Securities Exchange Act of 1934, as amended.

     "FHA" means the United States Federal Housing Administration.

     "FHLMC" or "Freddie Mac" means the Federal Home Loan Mortgage Corporation.

     "FNMA" or "Fannie Mae" means the Federal National Mortgage Association.

     "GAAP" means generally accepted accounting principles.

     "GNMA" or "Ginnie Mae" means the Government National Mortgage Association.

     "HUD" means the Department of Housing and Urban Development.

     "independent director" or "unaffiliated director" means a director of Specialty Trust who is not an officer or employee of Specialty Trust or any affiliate or subsidiary of Specialty Trust.

     "interest payment date" means the date each month upon which accrued interest on the Notes shall be paid, specifically the twentieth day of calendar month after issuance of the Notes or, if such day is not a business day (i.e., Saturday, Sunday or a holiday observed by banking institutions in Nevada), then the next succeeding business day.

     "LTV" or "loan-to-value ratio" means the percentage obtained by dividing the principal amount of a loan by the lower of the sales price or appraised value of the mortgaged property when the loan is originated.

     "Manager" means Specialty Financial, a Nevada corporation wholly owned by Nello Gonfiantini III.

     "pledged assets" means the assets used as collateral for the Notes, consisting initially of various mortgage loans, but which may also include short-term money market instruments and cash.

     "REIT" means a real estate investment trust as defined under Section 856 of the Code.

     "REMIC" means a real estate mortgage investment conduit as defined under the Code.

     "Securities Act" means the Securities Act of 1933, as amended.

     the "Service" means the Internal Revenue Service.

     "single family" means, with respect to mortgage loans, loans secured by one- to four-unit residential property.

     "stated maturity" means the date upon which Notes will mature, ranging from one to five years from the date of issuance (the applicable date will be stated on the face of each Note).

     "tax-exempt entity" means a qualified pension, profit-sharing or other employee retirement benefit plan, Keogh plans, bank commingled trust funds for such plans, IRAs and any other entity intended to be exempt from Federal income taxation.

     "taxable income" means for any year the taxable income of Specialty Trust for such year (excluding any net income derived either from property held primarily for sale to customers or from foreclosure property) subject to certain adjustments provided in Section 857 of the Code.

     "VA" means the United States Department of Veterans Affairs.

     "valuation date" means the date the Notes are issued and the twentieth day of each succeeding calendar month thereafter for so long as the Notes remain outstanding.

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors
Specialty Trust, Inc. and Subsidiary:

We have audited the accompanying consolidated balance sheet of Specialty Trust, Inc. and Subsidiary (formerly Specialty Mortgage Trust, Inc.) as of December 31, 2002, and the related consolidated statements of earnings, stockholders' equity and comprehensive income, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Specialty Trust, Inc. and Subsidiary as of December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

          /s/ KPMG LLP

Sacramento, California
March 18, 2003

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors
Specialty Trust, Inc.

We have audited the accompanying balance sheet of Specialty Trust, Inc. as of December 31, 2001 and the related statements of earnings, stockholders' equity, and cash flows for each of the two years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Specialty Trust, Inc. as of December 31, 2001 and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

     /s/ GRANT THORNTON LLP

       Reno, Nevada
       January 25, 2002

\
SPECIALTY TRUST INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS

                                                                                         DECEMBER 31,
                                                                                  ---------------------------
                                                                  MARCH 31, 2003      2002           2001
                                                                  -------------------------------------------
                                                                    (UNAUDITED)
                                                    ASSETS

ASSETS

   Cash and Cash Equivalents                                       $     55,303   $     92,684   $     58,989
   Restricted Cash                                                            -              -      1,003,200
   Accrued Interest Receivable                                        1,232,405      1,123,865        836,837
   Land Held for Residential Development                              2,393,043      2,448,579      2,782,715
   Real Estate Owned (held for sale)                                    950,000        950,000        445,424

   Mortgage Loans Held for Investment, net of allowance for loan losses of $1,877,254, $1,815,576 and $1,020,321 and unearned discount of $96,859, $120,489 and $78,144 at March 31, 2003
   and December 31, 2002 and 2001, respectively                      98,896,987     94,309,329     72,233,194
   Other Assets                                                         424,541        399,139        307,063
                                                                   ------------   ------------   ------------
    Total Assets                                                   $103,952,279   $ 99,323,596   $ 77,667,422
                                                                   ============   ============   ============

                                     LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES
   Dividends Payable                                               $          -   $  2,154,901   $  2,046,811
   Cash Deposits                                                              -              -      1,003,200
   Accounts Payable - Related Party                                     168,428        241,824              -
   Accounts Payable and Accrued Expenses                                 99,470        159,726         99,233
   Accrued Interest Payable                                              40,816         37,523         16,699
   Deferred Revenue                                                     102,900        102,900              -
   Lines of Credit                                                   11,609,000      9,336,000              -
   Collateralized Notes                                              19,764,031     19,074,906      8,395,919
   Collateralized Notes - Related Party                               1,241,667        696,125      1,079,522
                                                                   ------------   ------------   ------------
    Total Liabilities                                              $ 33,026,312   $ 31,803,905   $ 12,641,384
                                                                   ------------   ------------   ------------

STOCKHOLDERS' EQUITY
Class A Convertible Preferred Stock; $0.01 par value; 0, 0 and
3,531,915 shares authorized; no shares issued and outstanding as
of March 31, 2003 and December 31, 2002 and December 31, 2001.     $          -   $          -   $          -
Common Stock; $0.01 par value; 50,000,000, 50,000,000 and
  46,468,085 shares authorized; 7,317,875, 7,183,004 and
  6,822,703 issued and outstanding as of March 31, 2003 and
  December 31, 2002 and December 31, 2001, respectively.                 73,179         71,830         68,227
Additional Paid-in Capital                                           68,807,818     67,447,861     64,957,811
Retained Earnings                                                     2,044,970              -              -
                                                                   ------------   ------------   ------------
Total Stockholders' Equity                                           70,925,967     67,519,691     65,026,038
                                                                   ------------   ------------   ------------
Total Liabilities and Stockholders' Equity                         $103,952,279   $ 99,323,596   $ 77,667,422
                                                                   ============   ============   ============

The accompanying notes are an integral part of the statements.

SPECIALTY TRUST INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF EARNINGS

                                                                   THREE MONTHS ENDED
                                                                         MARCH 31,                  YEARS ENDED DECEMBER 31
                                                                -------------------------
                                                                   2003          2002          2002          2001          2000
                                                                -------------------------------------------------------------------
                                                                       (UNAUDITED)
REVENUES
 INTEREST AND DIVIDEND INCOME
          Mortgage Loans                                        $ 2,836,394   $ 2,128,876   $ 9,669,335   $ 7,737,881   $ 5,563,973
          Cash Accounts                                                  44        26,248        57,325        52,191       123,229
          Dividends                                                       -             -             -         7,097        28,388
                                                                -----------   -----------   -----------   -----------   -----------
                 Total Interest and Dividend Income               2,836,438     2,155,124     9,726,660     7,797,169     5,715,590
                                                                -----------   -----------   -----------   -----------   -----------
 Interest Expense
          Lines of Credit                                           115,384           970        37,737        42,772       160,666
          Notes Payable - Related Parties                             1,465             -         4,623             -             -
          Collateralized Notes                                      278,507       154,441       786,206       701,248       465,666
                                                                -----------   -----------   -----------   -----------   -----------
                 Total Interest Expense                             395,356       155,411       828,566       744,020       626,332
                                                                -----------   -----------   -----------   -----------   -----------
                 Net Interest and Dividend Income                 2,441,082     1,999,713     8,898,094     7,053,149     5,089,258
 Provision for Loan Losses                                           61,678       129,539       795,255       496,427       400,000
                                                                -----------   -----------   -----------   -----------   -----------
          Net Interest and Dividend Income after
          Provision for Loan Losses                               2,379,404     1,870,174     8,102,839     6,556,722     4,689,258

          Investment Gain                                                 -                                    10,392             -
          Other Income                                                1,004        10,745        64,754        15,779             -
                                                                -----------   -----------   -----------   -----------   -----------
                 Net Revenues                                     2,380,408     1,880,919     8,167,593     6,582,893     4,689,258
                                                                -----------   -----------   -----------   -----------   -----------
EXPENSES
 General and Administrative                                          87,349        91,769       480,995       389,757       133,903
 Management and Directors' Fees                                     192,132         6,805       390,903       108,007        11,583
 Other Expense                                                       55,957             -       150,988             -             -
                                                                -----------   -----------   -----------   -----------   -----------
                 Total Expenses                                     335,438        98,574     1,022,886       497,764       145,486
                                                                -----------   -----------   -----------   -----------   -----------

                 NET EARNINGS                                   $ 2,044,970   $ 1,782,345   $ 7,144,707   $ 6,085,129   $ 4,543,772

 Preferred Stock Dividend                                                 -             -             -     4,540,231     5,070,963
                                                                -----------   -----------   -----------   -----------   -----------

                 NET EARNINGS (LOSS)
                 ATTRIBUTABLE TO COMMON STOCK                   $ 2,044,970   $ 1,880,919   $ 7,144,707   $ 1,544,898   $  (527,191)
                                                                ===========   ===========   ===========   ===========   ===========

BASIC EARNINGS (LOSS) PER SHARE                                 $      0.28   $      0.26   $      1.02   $      0.79   $     (1.62)
                                                                ===========   ===========   ===========   ===========   ===========

DILUTED EARNINGS (LOSS) PER SHARE                               $      0.28   $      0.26   $      1.01   $      0.77   $     (1.62)
                                                                ===========   ===========   ===========   ===========   ===========

The accompanying notes are an integral part of the statements.

SPECIALTY TRUST INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE
INCOME

                                       CLASS A CONVERTIBLE
                                         PREFERRED STOCK        COMMON STOCK      ADDITIONAL
                                      --------------------  -------------------    PAID-IN
                                        SHARES     AMOUNT     SHARES     AMOUNT    CAPITAL
                                      ---------   --------  ---------   -------  ------------
BALANCE, JANUARY 1,2000               3,799,700   $37,997     320,200   $ 3,202  $ 37,527,205
Comprehensive income:
     Net earnings                             -         -           -         -             -
     Net unrealized loss on
     Investment available-for-sale

     Total Comprehensive Income

Stock options exercised                       -         -      14,200       142         1,198
Non-employee stock option expense             -         -           -         -        21,093
Preferred Stock issued (net
 of offering costs of $13,389)          569,890     5,699           -         -     5,679,812
Collateralized Notes received
 for Preferred Stock                    119,430     1,194           -         -     1,193,106

Dividends reinvested for
 Preferred Stock (net of
 Offering costs of $4,274)              135,256     1,353           -         -     1,346,933
Dividends declared on
 Preferred Stock                              -         -           -         -      (527,191)
                                      ---------   -------   ---------   -------  ------------
BALANCE, DECEMBER 31, 2000            4,624,276   $46,243     334,400   $ 3,344  $ 45,242,156
Comprehensive income:
     Net earnings                             -         -           -         -             -
     Net unrealized loss on
     Investment available-for-sale
     Reclassification adjustment

     Total Comprehensive Income

Stock options exercised                       -         -      20,218       202        21,250
Non-employee stock option
 Expense                                      -         -           -         -        70,558
Collateralized Notes received
 for Preferred Stock                    270,284     2,703           -         -     2,970,425
Dividends reinvested for
 Preferred Stock                        176,588     1,766           -         -     1,851,982
Preferred stock issued, (net of
 Offering costs of  $48,982)          1,396,937    13,969           -         -    15,303,352
Conversion of preferred stock
 to common stock                     (6,468,085)  (64,681)  6,468,085    64,681             -

Dividends declared on
 Preferred Stock                              -         -           -         -             -

Dividends declared on
 Common Stock                                 -         -           -         -      (501,912)
                                      ---------   -------   ---------   -------  ------------
BALANCE, DECEMBER 31, 2001                    -   $     -   6,822,703   $68,227  $ 64,957,811
                                      =========   =======   =========   =======  ============

                                                      ACCUMULATED
                                                         OTHER
                                       RETAINED      COMPREHENSIVE
                                       EARNINGS           LOSS              TOTAL
                                      ----------     -------------       ------------
BALANCE, JANUARY 1,2000               $        -        $     -          $ 37,568,404
Comprehensive income:
     Net earnings                      4,543,772              -             4,543,772
     Net unrealized loss on
     Investment available-for-sale                         (957)                 (957)
                                                                         ------------
     Total Comprehensive Income                                             4,542,815

Stock options exercised                        -              -                 1,340
Non-employee stock option expense              -              -                21,093
Preferred Stock issued (net
 of offering costs of $13,389)                 -              -             5,685,511
Collateralized Notes received
 for Preferred Stock                           -              -             1,194,300

Dividends reinvested for
 Preferred Stock (net of
 Offering costs of $4,274)                     -              -             1,348,286
Dividends declared on
 Preferred Stock                      (4,543,772)             -            (5,070,963)
                                      ----------        -------          ------------
BALANCE, DECEMBER 31, 2000            $        -        $  (957)         $ 45,290,786
Comprehensive income:
     Net earnings                      6,085,129              -             6,085,129
     Net unrealized loss on
     Investment available-for-sale                       11,349                11,349
     Reclassification adjustment                        (10,392)              (10,392)
                                                                         ------------
     Total Comprehensive Income                                             6,086,086

Stock options exercised                        -              -                21,452
Non-employee stock option
 Expense                                       -              -                70,558
Collateralized Notes received
 for Preferred Stock                           -              -             2,973,128
Dividends reinvested for
 Preferred Stock                               -              -             1,853,748
Preferred stock issued, (net of
 Offering costs of  $48,982)                   -              -            15,317,321
Conversion of preferred stock
 to common stock                               -              -                     -

Dividends declared on
 Preferred Stock                      (4,540,231)             -            (4,540,231)

Dividends declared on
 Common Stock                         (1,544,898)             -            (2,046,810)
                                      ----------        -------          ------------
BALANCE, DECEMBER 31, 2001            $        -        $     -          $ 65,026,038
                                      ==========        =======          ============

The accompanying notes are an integral part of the statements.
SPECIALTY TRUST INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME - CONTINUED

                                         CLASS A CONVERTIBLE
                                           PREFERRED STOCK           COMMON STOCK          ADDITIONAL
                                         -------------------    -----------------------     PAID-IN
                                          SHARES     AMOUNT       SHARES       AMOUNT       CAPITAL
                                         --------   --------    ---------    ----------  -------------
BALANCE, DECEMBER 31, 2001                     -    $      -    6,822,703    $   68,227  $  64,957,811

Net Earnings and Comprehensive
 Income                                        -           -            -             -              -

Stock Options Exercised                        -           -       32,684           327        104,267

Non-Employee Stock Options
 Expense                                       -           -            -             -         81,013

Dividends Reinvested on
 Common Stock                                  -           -      327,617         3,276      3,600,514

Dividends Declared on
 Common Stock                                  -           -            -             -     (1,295,744)
                                         -------    --------    ---------    ----------  -------------
BALANCE, DECEMBER 31, 2002                     -    $      -    7,183,004    $   71,830  $  67,447,861
                                         =======    ========    =========    ==========  =============
Net Earnings and Comprehensive
Income (UNAUDITED)                             -           -            -             -              -

Stock Options Exercised -
(UNAUDITED)                                    -           -       15,215           152         44,938

Dividends Reinvested on
 Common Stock (UNAUDITED)                      -           -      116,656         1,167      1,282,049

Stock Granted (UNAUDITED)                      -           -        3,000            30         32,970
                                         -------    --------    ---------    ----------  -------------
BALANCE MARCH 31, 2003                         -    $      -    7,317,875    $   73,179  $  68,807,818
(UNAUDITED)                              =======    ========    =========    ==========  =============

                                                      ACCUMULATED
                                                        OTHER
                                          RETAINED   COMPREHENSIVE
                                          EARNINGS       LOSS            TOTAL
                                        -----------  -------------   ------------
BALANCE, DECEMBER 31, 2001              $         -   $       -      $ 65,026,038

Net Earnings and Comprehensive
 Income                                   7,144,707           -         7,144,707

Stock Options Exercised                           -           -           104,594

Non-Employee Stock Options
 Expense                                          -           -            81,013

Dividends Reinvested on
 Common Stock                                     -           -         3,603,790

Dividends Declared on
 Common Stock                            (7,144,707)          -        (8,440,451)
                                        -----------   ---------      ------------
BALANCE, DECEMBER 31, 2002              $         -   $       -      $ 67,519,691
                                        ===========   =========      ============
Net Earnings and Comprehensive
Income (UNAUDITED)                        2,044,970           -         2,044,970

Stock Options Exercised -
(UNAUDITED)                                       -           -            45,090

Dividends Reinvested on
 Common Stock (UNAUDITED)                         -           -         1,283,216

Stock Granted (UNAUDITED)                         -           -            33,000
                                        -----------   ---------      ------------
BALANCE MARCH 31, 2003                  $ 2,044,970   $       -      $ 70,925,967
(UNAUDITED)                             ===========   =========      ============

The accompanying notes are an integral part of the statements.

SPECIALTY TRUST INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                           THREE MONTHS ENDED MARCH 31,           YEARS ENDED DECEMBER 31,
                                                           ----------------------------
                                                                2003          2002           2002           2001           2000
                                                           ------------------------------------------------------------------------
                                                                   (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net Earnings                                             $  2,044,970   $  1,782,345   $  7,144,707   $  6,085,129   $  4,543,772
  Adjustment to Reconcile Net Earnings to Net Cash
   Provided by Operating Activities:
     Amortization and Depreciation                               44,120         12,994         91,135         54,117         45,235
     Provision for Loan Losses                                   61,678        129,539        795,255        496,427        400,000
     Charge Off of Bad Debt                                           -              -              -         (1,107)             -
     Interest Reinvested in Collateralized Notes                233,015        143,368        683,056        611,855        355,013
     Amortization of Loan Points on Mortgage Loans              (23,630)             -        (68,628)       (24,527)       (26,300)
     Non-cash Stock Compensation                                 16,500         21,946         81,013         70,558         21,093
     Gain on Investments                                              -              -              -        (10,392)             -
     Gain on Sale of Real Estate Owned, net                      (1,004)                      (32,776)             -              -
     Changes in Assets and Liabilities:
       Deferred Charges                                               -              -              -          8,391              -
       Accrued Interest Receivable                             (108,540)        96,760       (287,028)      (318,497)      (175,007)
       Other Assets                                             (53,022)           588        (93,604)          (588)         4,650
       Accounts Payable (including Related Party) and
       Accrued Interest Payable                                (130,359)        (7,264)       323,141         64,310         33,905
                                                           ------------   ------------   ------------   ------------   ------------
         Net Cash Provided by Operating Activities            2,083,728      2,180,276      8,636,271      7,035,676      5,202,361
                                                           ------------   ------------   ------------   ------------   ------------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Investment in Real Estate Owned                                     -        (50,448)             -       (404,577)             -
  Proceeds from Sale of Real Estate Owned                             -              -        473,022              -              -
  Proceeds From (Investment in) Land Held for Residential
  Development                                                    56,540              -       (231,807)             -              -
  Proceeds from Builder on Land Held For Residential
    Development                                                                               565,943              -              -

  Purchase of Mortgage Loans Held for Investment            (14,138,698)   (15,504,876)   (70,550,293)   (40,091,628)   (47,440,952)
  Principal Repayments of Mortgage Loans Held for
    Investment                                                9,512,992     14,902,477     46,900,431     19,668,928     27,693,835
  Proceeds from/ (Purchases of) Investments                           -              -              -        259,866       (249,474)
                                                           ------------   ------------   ------------   ------------   ------------
         Net Cash Used in Investing Activities               (4,569,166)      (652,847)   (22,842,704)   (20,567,411)   (19,996,591)

CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from Preferred Stock Offering, Net                         -              -              -     15,317,321      5,685,511
  Proceeds from Common Stock Options Exercised                   45,090         56,769        104,594         21,452          1,340
  Deposits received for Preferred Stock Offering                      -              -              -         79,794        698,406
  Deposits paid out relating to Common Stock Transactions             -     (1,003,200)    (1,003,200)             -              -
  Cash Dividends Paid                                          (871,685)    (1,315,536)    (4,728,571)    (4,073,765)    (3,415,269)
  Net proceeds/ (payments) on Line of Credit                  2,273,000              -      9,336,000     (4,452,500)     4,452,500
  Proceeds on Collateralized Notes                            2,115,945      3,423,032     15,458,602      9,104,634      4,627,694
  Principal Payments on Collateralized Notes                 (1,114,293)    (1,777,230)    (5,846,068)    (3,821,379)    (2,452,414)
  Debt Issue Costs Capitalized to Other Assets                        -              -        (84,429)      (201,350)      (182,530)
                                                           ------------   ------------   ------------   ------------   ------------
         Net Cash Provided (Used in) by Financing             2,448,057       (616,165)    13,236,928     11,974,207      9,415,238

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS            (37,381)       911,264       (969,505)    (1,557,528)    (5,378,992)

Cash and Cash Equivalents at Beginning of Year/Period            92,684      1,062,189      1,062,189      2,619,717      7,998,709
                                                           ------------   ------------   ------------   ------------   ------------

Cash and Cash Equivalents at end of Year/Period            $     55,303   $  1,973,453   $     92,684   $  1,062,189   $  2,619,717
                                                           ============   ============   ============   ============   ===========

The accompanying notes are an integral part of the statements.

SPECIALTY TRUST INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS - CONTINUED

                                                                  THREE MONTHS ENDED MARCH 31,        YEARS ENDED DECEMBER 31,
                                                                  ------------------------------------------------------------------
                                                                        (UNAUDITED)
                                                                  ------------------------------------------------------------------
                                                                      2003             2002         2002         2001        2000
                                                                  ------------------------------------------------------------------
SUPPLEMENTAL CASH FLOW INFORMATION:

      Cash paid for interest                                      $   159,048       $   11,449  $   154,686  $   151,649  $  245,242
                                                                  ===========       ==========  ===========  ===========  ==========

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING

 AND FINANCING ACTIVITIES:

      Mortgage Loan Foreclosure Transferred to Real Estate
        Owned                                                     $         -       $        -  $ 1,883,000  $ 2,823,562  $        -
                                                                  ===========       ==========  ===========  ===========  ==========
      Collateralized Notes Exchanged for the Issuance

        of Preferred Stock                                        $         -       $        -  $         -  $ 2,973,128  $1,194,300
                                                                  ===========       ==========  ===========  ===========  ==========
      Collateralized Notes Refinanced at Maturity                 $ 2,694,055       $2,559,712  $12,937,398  $10,302,823  $9,083,292
                                                                  ===========       ==========  ===========  ===========  ==========
      Collateralized Notes Interest Reinvested                    $   233,015       $  143,368  $   683,056  $   611,855  $  355,013
                                                                  ===========       ==========  ===========  ===========  ==========
      Dividends Declared but Not Paid                             $                 $           $ 2,154,901  $ 2,046,811  $1,387,283
                                                                  ===========       ==========  ===========  ===========  ==========
      Dividends Reinvested for Preferred Stock                    $         -       $        -  $         -  $ 1,853,748  $1,348,286
                                                                  ===========       ==========  ===========  ===========  ==========
      Dividends Reinvested for Common Stock                       $ 1,283,216       $  731,274  $ 3,603,790  $         -  $        -
                                                                  ===========       ==========  ===========  ===========  ==========
      Common Stock Grants                                         $    33,000       $        -  $         -  $         -  $        -
                                                                  ===========       ==========  ===========  ===========  ==========

      Mortgage Loans issued to facilitate sale of real estate owned:

      Investment in Real Estate Owned                             $         -       $        -  $   933,000  $         -  $        -
      Deferred Revenue                                            $         -       $        -  $   102,900  $         -  $        -
                                                                  -----------       ----------  -----------  -----------  ----------
      Mortgage Loans                                              $         -       $        -  $ 1,035,900  $         -  $        -
                                                                  ===========       ==========  ===========  ===========  ==========

The accompanying notes are an integral part of the statements.

SPECIALTY TRUST INC. AND SUBSIDIARY
CONSOLIDATED NOTES TO FINANCIAL STATEMENTS (CONTINUED)
December 31, 2002, 2001 and 2000 (Data related to March 31, 2002 and 2003 is unaudited)

NOTE 1. ORGANIZATION AND BASIS OF PRESENTATION

Specialty Trust, Inc., formerly Specialty Mortgage Trust, Inc. and Subsidiaries (the "Company") is a Maryland corporation, which acquires and holds interests in mortgage loans secured by property located in Nevada, Arizona, Colorado, California, and Utah. Our strategy is to focus on land loans, construction loans, commercial building loans and nonconforming single-family and small multifamily residential loans. The Company has elected to be a real estate investment trust (REIT) under the Internal Revenue Code of 1986, as amended. The mortgage loans are originated and serviced by Specialty Financial (the Manager), a private mortgage finance business operating in Nevada and wholly owned by Nello Gonfiantini III, the Company's President and Chairman of the Board of Directors. The Company was incorporated on October 21, 1997 and began operations on January 31, 1998, following the closing of the Company's initial private placement of its preferred stock.

The consolidated financial statements for the year ended December 31, 2002, include the accounts of the Company and its wholly owned subsidiary, Specialty Acquisition Corporation (SAC), a taxable REIT subsidiary. SAC was formed on May 2, 2002 to enable the Company to perform development activities to land it foreclosed upon (Note 2), and to maintain the Company's qualified REIT status. All inter-company accounts and transactions have been eliminated upon consolidation.

The unaudited consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information. In the opinion of management, all adjustments necessary for a fair presentation of the financial position, results of operations and cash flows for the periods presented have been included and are normal and recurring in nature. The results for the three months ended March 31, 2003 are not necessarily indicative of the results that may be expected for the year ending December 31, 2003 or for any other period.

The unaudited consolidated financial statements for the three months ended March 31, 2003, include the accounts of the Company and its wholly owned subsidiaries, SAC and Specialty Acquisition Corp. II (SACII), a qualified REIT asset. SAC II was formed on January, 17, 2003 to enable the Company to hold property. All inter-company accounts and transactions have been eliminated upon consolidation.

The prior year financial statements contain certain reclassifications to conform to the current year classifications. These reclassifications had no effect on net earnings.

Cash Equivalents and Restricted Cash

The Company considers money market accounts to be cash equivalents.

Restricted cash represents cash proceeds received by the Company through the exercise of options under the stock option program. Upon exercise of stock options, individuals simultaneously sold their stock to outside investors at the current market price. These investors paid the Company directly for the purchase of the stock. The net funds were then distributed to the individuals who had exercised their stock options. A corresponding liability has been recorded to reflect the amount due to individuals who had exercised their stock options.

Land Held for Residential Development

Land Held for Residential Development includes real estate acquired through foreclosure and is carried at the lower of the cost or the property's estimated fair value, less estimated costs to sell.

Real Estate Owned

Real estate owned includes real estate acquired through foreclosure and is carried at the lower of the cost or the property's estimated fair value, less estimated costs to sell.

SPECIALTY TRUST INC. AND SUBSIDIARY
CONSOLIDATED NOTES TO FINANCIAL STATEMENTS (CONTINUED)
December 31, 2002, 2001 and 2000 (Data related to March 31, 2002 and 2003 is unaudited)

NOTE 1. ORGANIZATION AND BASIS OF PRESENTATION (CONTINUED)

Stock Options

The Company accounts for stock based compensation under SFAS No. 123, Accounting for Stock-Based Compensation, which calls for companies to measure stock compensation expense based upon the fair value method of accounting.

Advertising

The Company expenses the costs of advertising as incurred. Total advertising expense for the three months ended March 31, 2003 and 2002 was approximately $8,000 and $0 respectively, and $7,080, $59,610 and $10,000, for the years ended December 31, 2002, 2001 and 2000, respectively.

Mortgage Loans

The Company has both the intent and ability to hold mortgage loans until maturity and, therefore, mortgage loans are classified and accounted for as held for investment and are carried at cost.

Mortgage loans exchanged for preferred stock from affiliated enterprises were recorded at fair value.

The mortgage loans are originated by the Manager, in the name of the Manager, and simultaneously sold, in whole or in part, to the Company while servicing is retained by the Manager.

The Company follows the Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") 114, "Accounting by Creditors for Impairment of a Loan," and SFAS No. 118, "Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures". Under SFAS No. 114, a loan is impaired when, based on current information and events, it is probable that a creditor will be unable to collect the contractual interest and principal payments of a loan according to the contractual terms of the loan agreement. SFAS No. 114 requires that impaired loans be measured on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. The Company generally obtains a third party appraisal on the underlying collateral for impaired loans to determine the amount of impairment, if any. SFAS No. 118 clarifies interest income recognition and disclosures of SFAS No. 114.

The Company does not recognize interest income on loans once they are determined to be impaired until the interest is collected in cash. Cash receipts are allocated to interest income, except when such payments are specifically designated as principal reduction or when management does not believe the Company's investment in the loan is fully recoverable.

Revenue Recognition

Revenue is recognized on performing loans when interest has been earned according to the terms of the loan. However, revenue is no longer recognized when the loan has become 90 days delinquent, when foreclosure proceedings have been initiated, or when the Loan-to-Value ratio exceeds 100%, whichever event occurs first.

Mortgage loan origination fees or points charged to a borrower for and upon the origination, extension or refinancing of a mortgage loan, in excess of 2.5% of the related loan balance are paid to the Company effectively discounting the purchase price of the loan and are amortized by the effective interest method over the contractual life of the loan. These amounts are classified as unearned discounts. Mortgage loan origination fees or points up to 2.5% of the related loan balance are earned by the Manager, prior to the purchase of the mortgage loans by the Company.

Deferred Charges

Deferred charges are costs associated with origination of collateralized notes and lines of credit fees which are amortized by the effective interest method over the contractual life of the related obligation.

SPECIALTY TRUST INC. AND SUBSIDIARY
CONSOLIDATED NOTES TO FINANCIAL STATEMENTS (CONTINUED)
December 31, 2002, 2001 and 2000 (Data related to March 31, 2002 and 2003 is unaudited)

NOTE 1. ORGANIZATION AND BASIS OF PRESENTATION (CONTINUED)

Earnings per Share ("EPS")

Basic EPS is computed by dividing net income by the weighted average number of shares of common stock outstanding during the period. Diluted EPS is computed by dividing net income by the weighted-average common shares and common equivalent shares outstanding during the period. For the diluted EPS calculation, the weighted average common shares and common equivalent shares outstanding include the average number of shares of common stock outstanding adjusted for the dilutive effect of unexercised stock options using the treasury method. No common share equivalents are included in the computation of any diluted per share amount for a period in which a net operating loss is reported.

Allowance for Loan Losses

The Company maintains an allowance for loan losses on mortgage loans. Additions to the allowance are based on an assessment of certain factors including, but not limited to, review of collateral values, borrower payment ability and general economic conditions. Additions to the allowance are provided through a charge to earnings. Actual losses on loans are recorded as a charge-off or a reduction to the loan loss allowance. Subsequent recoveries of amounts previously charged off are added back to the allowance.

Evaluation of the adequacy of the allowance for loan losses is based primarily on management's periodic assessment and grading of the loan portfolio. Additional factors considered by management include the consideration of past loan loss experience, trends in past due and nonperforming loans, risk characteristics of the various classifications of loans, current economic conditions, the fair value of underlying collateral, and other regulatory or legal issues that could affect loan losses. While management uses available information to recognize losses on loans, future adjustments to the allowance for loan losses may be necessary based on changes in economic conditions and the impact of such changes on the Company's borrowers.

Income Taxes

The Company has qualified as a REIT and generally is not subject to Federal income taxes on the portion of taxable income which is distributed to its stockholders. The Company is, however, subject to Federal income taxes for taxable income not distributed.

A Taxable REIT Subsidiary is any corporation in which a REIT owns stock (directly or indirectly) and for which the REIT and such corporation make an election to classify the corporation as a Taxable REIT Subsidiary. Effective May 2, 2002, Specialty Acquisition Corp. (SAC) (wholly owned subsidiary created on may 2, 2002) and the Company elected to treat SAC as a Taxable REIT subsidiary of the Company effective January 1, 2003. As a Taxable REIT Subsidiary, it is not subject to the REIT asset, income and distribution requirements nor are its assets, liabilities or income treated as assets, liabilities or income of the Company for purposes of each of the above REIT qualification tests. A taxable REIT Subsidiary doing business in the United States is generally subject to corporate level tax on its net income and will generally be able to distribute only net after-tax earnings to the Company as a dividend distribution

Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of financial statements included in the following categories:

     (a) Cash and Cash Equivalents. The carrying amount approximates fair value because of the relatively short maturity of these instruments.

     (b) Mortgage Loans Held for Investment. The carrying value of these instruments approximates the fair value. The fair value is estimated based upon projected cash flows discounted at the estimated current interest rates at which similar loans would be made.

     (c) Lines of Credit and Collateralized Notes. The fair value of the Company's lines of credit and collateralized notes are estimated based on the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities.

SPECIALTY TRUST INC. AND SUBSIDIARY
CONSOLIDATED NOTES TO FINANCIAL STATEMENTS (CONTINUED)
December 31, 2002, 2001 and 2000 (Data related to March 31, 2002 and 2003 is unaudited)

NOTE 1. ORGANIZATION AND BASIS OF PRESENTATION (CONTINUED)

Adoption of New Accounting Standards

In July 2001, the Financial Accounting Standards Board (FASB) issued SFAS 142 "Goodwill and Other Intangible Assets" which provides guidance on how entities are to account for business combinations and for the goodwill and other intangible assets that arise from those combinations or are acquired otherwise. SFAS 142 requires that goodwill is no longer amortized, but instead be tested for impairment at least annually. As of the date of the adoption, January 1, 2002, the Company did not have any goodwill.

Recent Accounting Pronouncements

In June 2001, the FASB issued SFAS 143, "Accounting for Asset Retirement Obligations." Under SFAS 143, the fair value of a liability for an asset retirement obligation must be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the related long-lived asset. SFAS 143 was effective for the Company on January 1, 2003. The Company does not believe that SFAS 143 will have a material impact on their financial position, or results of operations.

The Company adopted FASB's SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," on January 1, 2002. SFAS 144 supersedes SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The primary objectives of SFAS 144 are to develop one accounting model based on the framework established in SFAS 121 for long-lived assets to be disposed of by sale, and to address significant implementation issues regarding impairment of long-lived assets held for use. SFAS 144 retained the fundamental provisions of SFAS 121 for recognition and measurement of impairment. The Company's adoption of SFAS 144 did not have a material impact on their financial position or results of operations.

In April 2002, the FASB issued SFAS 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of SFAS Statement No. 13, and Technical Correction." SFAS 145 eliminates extraordinary accounting treatment for reporting a loss on debt extinguishments, and amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, and describe applicability under changed conditions. The provisions of SFAS 145 are effective for the Company on January 1, 2003. Debt extinguishments reported as extraordinary items prior to scheduled or early adoption of SFAS 145 would be reclassified in most cases following adoption. The Company does not anticipate a significant impact on its financial position, or results of operations from adopting SFAS 145.

In June 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS 146 requires the recording of costs associated with exit or disposal activities at their fair values when a liability has been incurred. Under previous guidance, certain exit costs were accrued upon management's commitment to an exit plan, which is generally before an actual liability has been incurred. Adoption of SFAS 146 is required for the Company's fiscal year beginning January 1, 2003. The Company does not believe that the adoption of SFAS 146 will have a significant impact on their financial position, or results of operations.

Financial Accounting Standards Board Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees Including Indirect Guarantees of Indebtedness of Others" (Interpretation 45), requires disclosures in interim and annual financial statements about obligations under certain guarantees issued by the Company. Furthermore, it requires recognition at the beginning of a guarantee of a liability for the fair value of the obligation undertaken in issuing the guarantee, with limited exceptions including: i) a parent's guarantee of a subsidiary's debt to a third party, and ii) a subsidiary's guarantee of the debts owed to a third party by either its parent or another subsidiary of that parent. The interpretation was effective for the Company on January 1, 2003, however, this interpretation is expected to have no impact on the Company as the Company does not guarantee any indebtedness.

On December 31, 2002, the FASB issued SFAS No. 148 (SFAS 148), "Accounting for Stock-Based Compensation - Transition and Disclosure." SFAS 148 amends SFAS 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition to the fair value method of accounting for stock-based employee compensation. The disclosure requirements of SFAS 148 for interim financial statements containing consolidated financial statements are effective for interim periods beginning in 2003. The Company has previously adopted the fair value method of accounting for stock-based compensation of SFAS 123 and accordingly SFAS 148 is not expected to have a material impact on the Company's reported results of operations or financial position in 2003.

SPECIALTY TRUST INC. AND SUBSIDIARY
CONSOLIDATED NOTES TO FINANCIAL STATEMENTS (CONTINUED)
December 31, 2002, 2001 and 2000 (Data related to March 31, 2002 and 2003 is unaudited)

NOTE 2. FINANCIAL INSTRUMENTS AND CONCENTRATIONS OF CREDIT RISK

Financial instruments with concentrations of credit and market risk include cash and mortgage loans.

The Company maintains cash deposit accounts in banks, which, at times, may exceed Federally insured limits.

Substantially all of the loans purchased by the Company are fixed rate loans secured by the first deed of trust on commercial, land, nonconforming, and multi-family properties. Maturities on the mortgage loans range from one to three years.

Concentration of mortgage loans exists in northern Nevada and southern Nevada of approximately 19% and 30%, respectively in 2002. As such, the Company has a significant geographic concentration of credit risk that may be adversely affected by periods of economic decline.

Concentration of mortgage loan products exists primarily in land loans. As such, the Company has a significant product concentration of credit risk that may be adversely affected by periods of economic decline. The following table illustrates the concentration percentages by product type:

                                                                                December 31,
                                                             ------------------------------------------------
                                March 31, 2003                   2002                           2001
                                -----------------------------------------------------------------------------
Commercial                          1,954,915        2%         1,954,915        2%        2,109,915        3%
Construction                       40,652,796       40%        37,898,459       39%        7,475,997       10%
Land                            $  54,111,279       54%      $ 52,247,282       55%     $ 59,870,334       82%
Non-Conforming Residential          4,152,110        4%         4,144,738        4%        3,875,413        5%
                                -------------      ---       ------------      ---      ------------      ---
                                $ 100,871,100      100%      $ 96,245,394      100%     $ 73,331,659      100%
                                =============      ===       ============      ===      ============      ===

A significant portion of the Company's mortgage loans will require the borrower to make a balloon payment of the principal at maturity. To the extent that a borrower has an obligation to pay a mortgage loan in a large lump sum payment, its ability to satisfy this obligation may be dependent upon its ability to refinance or raise a substantial amount of cash. An increase in interest rates over the mortgage rate applicable at origination of the loan may have an adverse effect on the borrower's ability to refinance the loan.

The following table illustrates the scheduled maturities of mortgage loan investments subsequent to March 31, 2003:

Maturity                                            Amount
--------                                            ------
Past Maturity                                   $   6,995,077
April 1, 2003 to December 31, 2003                 42,959,858
2004                                               31,445,801
2005                                               16,035,656
2006                                                3,434,708
                                                -------------
                                                $ 100,871,100
                                                =============

The following table illustrates the scheduled maturities of mortgage loan investments subsequent to December 31, 2002:

Maturity                                            Amount
--------                                            ------
Past Maturity                                   $   2,461,000
2003                                               53,066,370
2004                                               24,590,501
2005                                               16,116,275
2006                                                   11,248
                                                -------------
                                                $  96,245,394
                                                =============

SPECIALTY TRUST INC. AND SUBSIDIARY
CONSOLIDATED NOTES TO FINANCIAL STATEMENTS (CONTINUED)
December 31, 2002, 2001 and 2000 (Data related to March 31, 2002 and 2003 is unaudited)

NOTE 2. FINANCIAL INSTRUMENTS AND CONCENTRATIONS OF CREDIT RISK (CONTINUED)

Group concentration of credit risk exists in borrowers of mortgage loans. At March 31, 2003 and December 31, 2002 and 2001, 41% and 51% and 45%,
respectively, of mortgage loans were concentrated in multiple loans to eight borrowers. The amount of loss is limited to the recorded amounts of the loans of $48,684,614 and $34,766,370 at December 31, 2002 and 2001, respectively.
Multiple loans to one borrower or to related entities generally contain cross default provisions. At December 31, 2002 and 2001, there were no instances of loans with cross default provisions in excess of 10% of the portfolio. However, as of December 31, 2002 the portfolio contained one loan totaling $10,000,000, which exceeded 10% of total assets. Additionally, one borrower had loans totaling $10,775,575, which exceeded 10% of total assets at December 31, 2002. As such, the Company has a significant borrower concentration of credit risk that may be adversely affected by periods of economic decline. The significant borrower concentration of credit risk related to the top 10 borrowers of the portfolio represent approximately 65% and 67% of the portfolio, as of December 31, 2002 and 2001, respectively. The amount of loss is limited to the recorded amounts of the loans of $62,523,890 and $48,701,736 at December 31, 2002 and 2001, respectively.

NOTE 3. LAND HELD FOR RESIDENTIAL DEVELOPMENT

In February 2001, the Company foreclosed on a mortgage loan in default and obtained ownership of the residential land development project (the "Project") securing the loan. The Company's recorded investment in the loan at the time of foreclosure was approximately $2.7 million. The Company obtained a third-party appraisal of the Project at the time of the foreclosure, which was used by management to value the Project at approximately $2.5 million, net of estimated costs to sell. A loss of $225,000 was recorded upon recording the initial carrying value of the Project upon foreclosure. The three phases comprising this Project, which totaled 117 lots, were in various stages of completion. The appraisal provided an allocation of the fair value as follows: (i) phase I's 15 lots at $35,000 each, (ii) phase II's 61 lots at approximately $15,000 each, and
(iii) phase III's 41 lots at approximately $15,000 each. The appraisal was based on the current condition of the lots and did not consider costs which the Company or its assignee would incur to prepare these lots for the commencement of homebuilding. The Company subsequently assigned the Project to SAC, its wholly owned taxable REIT subsidiary.

In June 2002, SAC entered into an agreement with a third-party homebuilder to transfer title to the lots to the homebuilder in exchange for an upfront payment, in cash, equal to a portion of the original appraised value of the uncompleted lots. Additionally, the homebuilder is responsible to pay SAC the difference between the agreed value per lot and the cash previously received, upon sale of the homes to third parties. SAC is also entitled to 50% of the profits, if any, realized by the homebuilder upon closing of the sale of each home, as well as repayment of infrastructure costs borne by the Company prior to the agreement. SAC also receives a security interest in each lot transferred to the homebuilder, subordinate to the senior interest held by the homebuilder's construction lender. SAC is not obligated for any future costs of the Project once a completed lot is delivered to the homebuilder and the upfront payment received by SAC is non-refundable. This arrangement is accounted for as a real estate investment by which cash received upfront upon delivery of the completed lots reduces SAC's investment in the land held for residential development. Upon the sale of completed homes by the homebuilder to an independent third-party, SAC will reduce land held for residential development based on all cash proceeds received under the cost recovery method. After the investment has been fully recovered SAC will recognize revenue equal to its share of the profits realized and received from home sales and may record a provision for income taxes if SAC is anticipated to generate taxable income for the year.

As of December 31, 2002, all 76 lots in phases I and II have been transferred and the homebuilder has paid SAC $565,943 in conjunction with the delivery of these completed lots. In order to complete the lots, SAC has incurred site mapping and other engineering costs, real estate taxes, and insurance fees, all of which were capitalized. As of December 31, 2002, no developed lots have been sold by the homebuilder. Three homes were sold during the three months ended March 31, 2003. The following provides a roll-forward of this account in 2003:

Balance-December 31, 2001                                     $ 2,782,715
Capitalized costs in 2002                                         231,807
Cash payments received from homebuilder in 2002                  (565,943)
                                                              -----------
Balance December 31, 2002                                     $ 2,448,579

Capitalized costs in 2003                                               -
Net Proceeds from Sale of Homes                                   (55,536)
                                                              -----------
Balance at March 31, 2003                                     $ 2,393,043
                                                              ===========

SPECIALTY TRUST INC. AND SUBSIDIARY
CONSOLIDATED NOTES TO FINANCIAL STATEMENTS (CONTINUED)
December 31, 2002, 2001 and 2000 (Data related to March 31, 2002 and 2003 is unaudited)

NOTE 4. REAL ESTATE OWNED (HELD FOR SALE)

As of March 31, 2003, December 31, 2002 and 2001, real estate owned totaled $950,000, $950,000 and $445,424, respectively. The property owned consists of an office building in 2002 and homes and an office building in 2001, which were transferred from mortgage loans to real estate owned upon foreclosure.

NOTE 5. MORTGAGE LOANS HELD FOR INVESTMENT

MORTGAGE LOAN PRODUCTS

The Company has four mortgage loan products consisting of land, construction, commercial building and other. Substantially all mortgage loans have similar effective interest rates ranging from 10.5% to 13.5%. Revenue by product will fluctuate based upon relative balances during the period. Due to the similar nature of the effective interest rates the Company does not compile and report revenues by product type. See Note 2 (Financial Instruments and Concentrations of Credit Risk) for a table that sets for balances by mortgage loan product type.

Under existing loans, the Company is required to fund additional loan amounts approximating $16,777,000 and $22,028,000 as of March 31, 2003 and December 31, 2002, respectively.

ALLOWANCE FOR LOAN LOSSES

The Company sets aside an allowance for loan losses through periodic charges to earnings. While there exists probable asset quality problems in the loan portfolio, management believes sufficient reserves have been provided in the allowance to absorb probable losses in the loan portfolio at December 31, 2002 and 2001. During the three months ended March 31, 2003, the Company recorded a provision for loan losses of $61,678. During the years ended December 31, 2002, 2001 and 2000, the Company recorded provision for loan losses of $795,255, $496,427 and $400,000, respectively.

At March 31, 2003, December 31, 2002 and 2001, Collateralized Notes were secured by $34,402,607, $30,490,965 and $19,401,620, respectively, of mortgage loans pledged as collateral.

The following table presents a roll forward of the allowance for loan loss:

BALANCE AT JANUARY 1, 2000                             $  350,000
    Provision for Loan Losses                             400,000
    Charge Offs                                                 -
                                                       ----------
BALANCE AT DECEMBER 31, 2000                              750,000
    Provision for Loan Losses                             496,427
    Charge Offs                                          (226,106)
                                                       ----------
BALANCE AT JANUARY 1, 2002                              1,020,321
    Provision for Loan Losses                             795,255
    Charge Offs                                                 -
                                                       ----------
BALANCE AT DECEMBER 21, 2002                            1,815,576
    Provision for Loan Losses                              61,678
    Charge Offs                                                 -
                                                       ----------
BALANCE AT MARCH 31, 2003                              $1,877,254
                                                       ==========

SPECIALTY TRUST INC. AND SUBSIDIARY
CONSOLIDATED NOTES TO FINANCIAL STATEMENTS (CONTINUED)
December 31, 2002, 2001 and 2000 (Data related to March 31, 2002 and 2003 is unaudited)

NOTE 5. MORTGAGE LOANS HELD FOR INVESTMENT (CONTINUED)

DELINQUENT LOANS

At March 31, 2003, the Company had eight loans that were 30 to 245 days past due, totaling approximately $15.5 million in principal and accrued interest. Accrued interest was not recorded on two of the eight delinquent loans with principal balances of approximately $3.7 million because the Company determined that the underlying collateral values did not support accrual of interest. The Company did accrue interest on six of the eight delinquent loans with principal balances of approximately $11.8 million until the loans were 90 days past due; however, in accordance with the Company's revenue recognition policy, the Company ceased to accrue additional interest income when the loans become 90 days past due. Accrued interest recorded during the 90-day period remains accrued if the Company determines that the underlying collateral supports recovery of the full principal and accrued interest. The accrued interest recorded on the six delinquent loans at March 31, 2003 was approximately $370,000. The Company has evaluated the collectability of these delinquent loans including accrued interest in light of the types and dollar amounts of the loans in the portfolio, adverse situations that may affect the borrower's ability to repay, prevailing economic conditions and the underlying collateral securing the loan and has determined that the amounts are collectible.

At December 31, 2002, the Company had eight loans that were 30 to 245 days past due, totaling approximately $13.3 million in principal and accrued interest. The Company accrued interest on these eight loans until the loans were 90 days past due; however, in accordance with our revenue recognition policy, the Company ceases to accrue additional interest income if these loans become 90 days past due. Accrued interest recorded during the 90-day period remains accrued if management determines that the underlying collateral supports recovery of the full principal and accrued interest. The accrued interest recorded on the eight delinquent loans at December 31, 2002 was approximately $359,000. Management has evaluated the collectability of these delinquent loans in light of the types and dollar amounts of the loans in the portfolio, adverse situations that may affect the borrower's ability to repay, prevailing economic conditions and the underlying collateral securing the loan and determined that amounts are collectible.

At December 31, 2001, the Company had four loans with a principal balance totaling approximately $348,000 delinquent in interest payments only. The average loan to value on these loans was 90% and the Company has recorded a specific allowance of approximately $3,500 for the year ended December 31, 2001 related to these loans. Also, at December 31, 2001, the Company had four loans with a principal balance totaling approximately $3.5 million delinquent in principal and interest payments. The average loan to value on these loans was 74% and the Company has recorded a specific allowance of $91,321 during the year ended December 31, 2001. Included in the loans delinquent for principal and interest were three loans totaling $1,883,000 that were in the process of foreclosure proceedings or entered foreclosure proceedings after December 31, 2001. Accrued interest on all delinquent loans at December 31, 2001 was approximately $84,000. Management has evaluated the collectability of the loans in light of the types and dollar amounts of the loans in the portfolio, adverse situations that may affect the borrowers ability to repay, prevailing economic conditions and the underlying collateral securing the loan. Accordingly, the Company's management has recorded an allowance for loan losses based upon these factors.

NOTE 6. BANK LINES OF CREDIT

At March 31, 2003, we had four committed lines of credit with commercial banks to provide another level of liquidity. We can borrow $6.5 million, $5.0 million, $3.0 million, and $2.5 million on these four separate lines of credit to provide funding for new mortgage loans, for an aggregate of $17.0 million. The $6.5 million and $3.0 million lines are available through July 1, 2003; the $5.0 million line is available through October 15, 2003; and the $2.5 million line is available through January 23, 2004. On May 5, 2003, the Company increased its line of credit with a bank by $500,000. The total limit is now $3.5 million. The line of credit expires on April 15, 2004. All four of the lines are collateralized by mortgage loans and borrowings under the lines bear interest at the applicable bank's prime or reference rate. We are required to comply with various operating and financial covenants in the lines. Such covenants include restrictions on (i) any change in business activities from those we are presently engaged in, and (ii) any change in executive and management personnel that would result in reduced qualifications and experience compared to present personnel. Such covenants also contain requirements for (i) minimum tangible net worth, and (ii) maximum debt-to-equity ratio. We are in compliance with these covenants.

SPECIALTY TRUST INC. AND SUBSIDIARY
CONSOLIDATED NOTES TO FINANCIAL STATEMENTS (CONTINUED)
December 31, 2002, 2001 and 2000 (Data related to March 31, 2002 and 2003 is unaudited)

NOTE 6. BANK LINES OF CREDIT (CONTINUED)

At December 31, 2002, the Company maintained three revolving lines of credit. The first line of credit allows the Company to borrow up to $6,500,000 and matures July 1, 2003. The second line of credit allows the Company to borrow up to $3,000,000 and matures July 1, 2003. The third line of credit allows the Company to borrow up to $5,000,000 and matures on October 15, 2003. All three lines bear interest at the bank's prime rate (4.25% at December 31, 2002). On December 31, 2002, the outstanding balances on the lines of credit were $1,336,000, $3,000,000 and $5,000,000, respectively. Lines of credit all contain renewal options for a nominal fee and management anticipates they will renew or pay down these lines. All lines of credit are collateralized by a secured interest in mortgage loans and require the Company to maintain certain financial covenants. Such covenants include restrictions on (i) any change in business activities from those we are presently engaged in, and (ii) any change in executive and management personnel that would result in reduced qualifications and experience compared to present personnel. Such covenants also contain requirements for (i) minimum tangible net worth, and (ii) maximum debt-to-equity ratio. The Company was in compliance with these covenants as of December 31, 2002.

At December 31, 2001, the Company maintained two revolving lines of credit. One line of credit allows the Company to borrow up to $3,000,000. The other line of credit allows the Company to borrow up to $5,000,000. These lines bear interest at the bank's prime rate (4.75% at December 31, 2001) and matured July 1, 2002. On December 31, 2001, there was no outstanding balance on these lines of credit. All lines of credit are collateralized by a secured interest in mortgage loans and require the Company to maintain certain financial covenants including maintaining a maximum debt to equity ratio. The Company was in compliance with these covenants as of December 31, 2001.

NOTE 7. COLLATERALIZED NOTES

On May 7, 2002, a registration statement was declared effective by the Securities and Exchange Commission increasing the amount of Collateralized Notes available for sale up to $232,586,000 (including amounts remaining unsold under the prior registration), from the original $250,000,000, which was declared effective on January 18, 2001. The Collateralized Notes are secured by mortgage loans at least one and one-half times the aggregate principal amount outstanding on the Collateralized Notes. The outstanding Collateralized Notes have maturities ranging from one month to five years from the date of issue and bear a fixed rate of interest (2.0% to 7.5% at March 31, 2003 and 2.5% to 7.5% at December 31, 2002). The effective yield of Collateralized Notes outstanding at March 31, 2003, December 31, 2002 and 2001 was 5.21%, 4.76% and 6.93%,
respectively. At March 31, 2003, December 31, 2002 and 2001, the Collateralized Notes were secured by $34,402,607, $30,490,965 and $19,401,620, respectively, of mortgage loans pledged as collateral.

The following table reflects the maturities of Collateralized Notes as of March 31, 2003:

Maturity Year                                       Amount
-------------                                       ------
April 2003 to                                    $ 16,641,810
December 2003
    2004                                            3,962,501
    2005                                               30,162
    2006                                                    -
    2007                                              345,912
    2008                                               25,313
                                                 ------------
                                                 $ 21,005,698
                                                 ============

NOTE 8. CONVERSION OF PREFERRED STOCK TO COMMON STOCK

As of October 1, 2001, management met its target of 12% return on equity, on an income tax basis, for the previous four consecutive fiscal quarters. In accordance with the terms of preferred shares, all of the shares of Specialty Trust's Class A Convertible Preferred Stock converted to Common Stock on October 1, 2001. Class A Convertible Preferred Stock converted to Common Stock on a one to one basis.

SPECIALTY TRUST INC. AND SUBSIDIARY
CONSOLIDATED NOTES TO FINANCIAL STATEMENTS (CONTINUED)
December 31, 2002, 2001 and 2000 (Data related to March 31, 2002 and 2003 is unaudited)

NOTE 9. SUMMARY OF QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

                                                   2003 Quarter ended                       2002 Quarters Ended
                                                   --------------------------------------------------------------------------------

                                                     March 31, 2003   March 31          June 30         September 30    December 31
                                                   --------------------------------------------------------------------------------
(In thousands, except per share amount)

Interest and dividend income                           $ 2,836                          $ 2,485           $ 2,413         $ 2,674

Interest expense                                           395        $ 2,155               192               210             272
                                                       -------                          -------           -------         -------

Net interest/ dividend income                            2,441            155             2,293             2,203           2,402
                                                                      -------

                                                                        2,000

Other Income                                                 1                              121                 4             (71)

Provision for Loan Loss                                     62             11               129               131             405

General and Administrative                                  87            130               153               100             136

Management and Directors Fees                              192             92               110                13             261

Other Expenses                                              56              7                88                25              38
                                                       -------                          -------           -------         -------

Net Earnings                                           $ 2,045              -           $ 1,934           $ 1,938         $ 1,491
                                                       =======        -------           =======           =======         =======

Net Earnings per share - Basic                         $  0.28        $ 1,782           $  0.28           $  0.27         $  0.21
                                                       =======        =======           =======           =======         =======

Net Earnings per share - Diluted                       $  0.28        $  0.26           $  0.28           $  0.27         $  0.20
                                                       =======        =======           =======           =======         =======

                                                                      $  0.26
                                                                      =======

                                                                      2001 Quarters Ended
                                                       --------------------------------------------------
                                                       March 31     June 30     September 30  December 31
                                                       --------------------------------------------------
(In thousands, except per share amount)

Interest and dividend income                           $ 1,738      $ 1,754        $2,078       $ 2,227

Interest expense                                           195          218           189           142
                                                       -------      -------        ------       -------

Net interest/ dividend income                            1,543        1,536         1,889         2,085

Other Income                                                 -            -             -            26

Provision for Loan Loss                                    125          125           125           121

General and Administrative                                  78          131            79           102

Management and Directors Fees                               35           10            58             5
                                                       -------      -------        ------       -------

Net Earnings                                           $ 1,305      $ 1,270        $1,627       $ 1,883
                                                       =======      =======        ======       =======

Net Earnings (Loss) per share - Basic                  $  3.90      $ (0.39)       $ 0.63       $ (3.35)
                                                       =======      =======        ======       =======

Net Earnings (Loss) per share - Diluted                $  0.26      $  0.25        $ 0.27       $ (0.01)
                                                       =======      =======        ======       =======

SPECIALTY TRUST INC. AND SUBSIDIARY
CONSOLIDATED NOTES TO FINANCIAL STATEMENTS (CONTINUED)
December 31, 2002, 2001 and 2000 (Data related to March 31, 2002 and 2003 is unaudited)

NOTE 10. EARNINGS PER SHARE

Following is a reconciliation of earnings per share (in thousands, except per share amounts):

                                                              For the three
                                                              months ended
                                                                March 31,       For the years ended December 31,
                                                              --------------------------------------------------
                                                                2003             2002        2001         2000
                                                                ----             ----        ----         ----
Basic:

Net Earnings (Loss) Applicable to Common Stock                   $ 2,045        $ 7,145     $ 1,545     $  (527)
                                                                 =======        =======     =======     =======

Weighted Average Number of Shares - Basic                        $ 7,312          7,033       1,955         326
                                                                 =======        =======     =======     =======

    Earnings (Loss) Per Share - Basic                            $  0.28        $  1.02     $  0.79     $ (1.62)
                                                                 =======        =======     =======     =======

Diluted:

Net Earnings (Loss) for Diluted Earnings Per Share               $ 2,045        $ 7,145     $ 1,545     $  (527)
                                                                 =======        =======     =======     =======

Weighted Average Number of Shares - Basic                          7,312          7,033       1,955         326

Additional Shares due to dilutive Stock Options                       28             39          52           -
                                                                 -------        -------     -------     -------

Weighted Average Number of Shares - Diluted                        7,340          7,072       2,007         326
                                                                 =======        =======     =======     =======

    Earnings (Loss) Per Share - Diluted                          $  0.28        $  1.01     $  0.77     $ (1.62)
                                                                 =======        =======     =======     =======

Stock Options not included because they were anti-dilutive             -              -          25         146
                                                                 -------        -------     -------     -------

NOTE 11 - STOCK OPTIONS

In October 1997, the Company adopted the 1997 Executive and Non-Employee Director Stock Option Plan (the Plan) pursuant to which 300,000 shares of the Common Stock were reserved for issuance upon the exercise of options granted. If the outstanding shares of Stock as reflected on the Company's balance sheet exceeds 3,000,000, the total number of shares of Stock reserved and available for issuance (inclusive of shares already issued) under the Plan shall automatically be increased so as to equal 10% of the number of outstanding shares of stock. Therefore, the total number of shares of Common Stock which are available for issuance upon the exercise of options granted was 718,300. Options granted may be designated as either (a) incentive stock options (ISO's) under the Internal Revenue Code of 1986, as amended, at an exercise price equal to the fair market value of the underlying stock, or (b) nonqualified options at a Board of Directors determined option price. ISO's and nonqualified options may be granted by the Board of Directors to participating directors, officers, other employees of the Company or its Manager, agents and consultants. Fair market value is determined periodically by the Board of Directors.

25% of the shares subject to such stock options shall become exercisable on the first anniversary of the date of grant of the stock option, and an additional 25% shall become exercisable on each of the next three anniversaries of the date of grant. In general, vested options must be exercised within three months after an employee leaves the Company or 10 years after the stock options become vested.

SPECIALTY TRUST INC. AND SUBSIDIARY
CONSOLIDATED NOTES TO FINANCIAL STATEMENTS (CONTINUED)
December 31, 2002, 2001 and 2000 (Data related to March 31, 2002 and 2003 is unaudited)

NOTE 11 - STOCK OPTIONS (CONTINUED)

Presented below is a summary of the Company's stock options and the related transactions for the years ended December 31, 2002, 2001 and 2000 and the quarter ended March 31, 2003:

                                                         WEIGHTED AVERAGE
                                         SHARES           EXERCISE PRICE
                                        ---------------------------------
BALANCE AT JANUARY 1, 2000              104,800               $ 1.26

Granted                                  36,000                 5.00

Exercised                               (14,200)                0.09

Forfeited/Expired                       (12,750)                0.99
                                        -------

BALANCE AT DECEMBER 31, 2000            113,850               $ 2.62

Granted                                  55,000                 7.73

Exercised                               (20,218)                1.06

Forfeited/ expired                      (30,000)                5.00
                                        -------

BALANCE AT DECEMBER 31, 2001            118,632               $ 4.65

Granted                                  85,000                11.00

Exercised                               (32,684)                3.20

Forfeited/ expired                      (11,250)                5.00
                                        -------

BALANCE AT DECEMBER 31, 2002            159,698               $ 8.30

Granted                                       -                    -

Exercised                                15,215                 2.93

Forfeited/ expired                            -                    -
                                        -------

BALANCE MARCH 31, 2003                  144,483               $ 8.85
                                        =======

SPECIALTY TRUST INC. AND SUBSIDIARY
CONSOLIDATED NOTES TO FINANCIAL STATEMENTS (CONTINUED)
December 31, 2002, 2001 and 2000 (Data related to March 31, 2002 and 2003 is unaudited)

NOTE 11 - STOCK OPTIONS (CONTINUED)

                          STOCK OPTIONS OUTSTANDING     STOCK OPTIONS EXERCISABLE
                          -------------------------     -------------------------
                             WEIGHED
                             AVERAGE
EXERCISE                   CONTRACTUAL    EXERCISE                     EXERCISE
  PRICE         SHARES        LIFE         PRICE         SHARES         PRICE
--------       -------        ----        --------       ------        --------
    MARCH 31, 2003
 $  0.01        18,348        4.56        $  0.01        18,348        $  0.01
    3.15         1,500        5.34           3.15         1,500           3.15
    5.00        15,835        6.86           5.00         4,085           5.00
   11.00       108,800        9.46          11.00         5,050          11.00
               -------
  Totals       144,483
               =======

DECEMBER 31, 2002
-----------------

 $  0.01        23,148        4.81        $  0.01        23,148        $  0.01
    0.05         2,500        5.09           0.05         2,500           0.05
    3.15         2,500        5.59           3.15         2,500           3.15
    5.00        21,550        7.02           5.00         7,300           5.00
   11.00       110,000        9.70          11.00         6,250          11.00
               -------                                   ------
  Totals       159,698                                   41,698
               =======                                   ------

DECEMBER 31, 2001
-----------------

 $  0.01        30,047        5.81        $  0.01        30,047        $  0.01
    0.05         5,000        6.08           0.05             -              -
    3.15         9,000        6.58           3.15         6,500           3.15
    5.00        49,585        8.12           5.00         9,700           5.00
   11.00        25,000        9.75          11.00             -              -
               -------                                   ------
  Totals       118,632                                   46,247
               -------                                   ------

DECEMBER 31, 2000
-----------------

 $  0.01        40,750        6.81        $  0.01        22,000        $  0.01
    0.05        10,000        7.08           0.05             -              -
    3.15         9,800        7.58           3.15         4,800           3.15
    5.00        53,300        9.19           5.00         4,800           5.00
               -------                                   ------
  Totals       113,850                                   31,600
               -------                                   ------

The fair value of the Company's stock options was estimated as of the grant date using the Black-Scholes Option Pricing Model with the following weighted average assumptions for the years ended December 31, 2002, 2001 and 2000: Dividend yield of 12.0%, expected volatility of 0.0%, 0.0% and 0.0%, respectively, and an expected holding period of five years. The weighted average risk free interest rate of 1.8%, 2.2%, and 5.4% was used as of December 31, 2002, 2001, and 2000, respectively. Based on these assumptions, compensation expense was $81,013, $70,558 and $21,093 for the years ended December 31, 2002, 2001 and 2000 respectively.

The weighted average fair value of options granted during the years ended December 31, 2002, 2001 and 2000 was $0, $0, and $1.36, respectively.

SPECIALTY TRUST INC. AND SUBSIDIARY
CONSOLIDATED NOTES TO FINANCIAL STATEMENTS (CONTINUED)
December 31, 2002, 2001 and 2000 (Data related to March 31, 2002 and 2003 is unaudited)

NOTE 12. CAPITAL TRANSACTIONS

On July 1, 2000 the Company issued 689,320 additional shares of Preferred Stock, at $10 per share, for cash of $5,698,900 and Collateralized Notes of $1,194,300.

On June 30, 2001, the Company completed the first closing of a private placement for 1,000,000 shares of Class A Convertible Preferred Stock, at $11.00 per share, for $11.0 million. On September 30, 2001, the Company completed the second closing of the private placement for 667,221 shares of Class A Convertible Preferred Stock, at $11.00 per share, for $7.3 million.

Assets received for the purchase of Preferred Stock from officers, directors or other related parties, are recorded at fair value. Assets received by non-related parties are recorded at fair value.

NOTE 13. RELATED PARTY

On October 23, 1997, the Company entered into a Management Agreement with the Manager. The Manager is responsible for the day-to-day operations of the Company and will perform such services and activities relating to the assets and operations of the Company as are provided for in the Management Agreement. The Manager originates the mortgage loans in the name of the Manager, and sells the loans to the Company. The Manager retains the servicing of the mortgage loans.

The Manager receives the mortgage placement fees or points, usually charged to the borrower for and upon origination, extension or refinancing of loans, up to 2.5% of the loan balance with any additional fees or points paid to the Company. The Manager will also receive a fee for loan servicing equal to one-half of one percent per annum of the total mortgage loans serviced. These fees are earned directly by the Manager and deducted from the interest or late payments to cover costs to manage the portfolio, effectively reducing the yield to the Company. In addition, the Manager will receive, as incentive compensation for each fiscal quarter, an amount equal to 50% of the net income before the dividend deduction of the Company in excess of an annualized return to the Company equal to 12%. For the three months ended March 31, 2003 and 2002 and for the years ended December 31, 2002, 2001, and 2000, the Manager earned the following:

                                                THREE MONTHS
                                               ENDED MARCH 31,                  YEARS ENDED DECEMBER 31,
                                           ----------------------------------------------------------------------
                                             2003          2002           2002             2001           2000
                                           ---------     ---------     -----------     -----------     ----------
Loan Origination and Extension Fees        $  38,389     $ 353,050     $ 1,610,059     $ 1,692,100     $  980,176
Loan Servicing Fees                          108,563        88,093         361,224         266,556        179,129
Late Payment Charges                               -         5,315           9,295          35,324         44,843
                                           ---------     ---------     -----------     -----------     ----------
Total Base Fees                              146,952       446,458       1,980,578       1,993,980      1,204,148
Incentive Compensation Bonus                 154,662             -         314,249          88,084              -
                                           ---------     ---------     -----------     -----------     ----------
Total Compensation                         $ 301,614     $ 446,458     $ 2,294,827     $ 2,082,064     $1,204,148
                                           =========     =========     ===========     ===========     ==========

The loan origination fees are received by the Manager as part of the initial funding of the loan. Loan servicing fees reduce the amount of interest income recognized by the Company as the Manager withholds the servicing fee from interest payments received from the borrower. Late payment charges are received directly by the Manager from the borrower. The incentive compensation is calculated in accordance with the agreement and paid for or accrued in Manager and Directors fees the Company's financial statements.

Upon nonrenewal by us of the management agreement without cause, a termination fee will be payable to the Manager in an amount equal to the greater of the fair value of the management agreement as established by an independent appraiser or 4% of our mortgage loan portfolio. Since the fair market of the management agreement would be determined by an independent appraiser at a future date based upon then applicable facts and circumstances, no such termination fee can be estimated with an reasonable degree of certainty. On the other hand, 4% of our mortgage loan portfolio at March 31, 2003 would be approximately $4.0 million.

SPECIALTY TRUST INC. AND SUBSIDIARY
CONSOLIDATED NOTES TO FINANCIAL STATEMENTS (CONTINUED)
December 31, 2002, 2001 and 2000 (Data related to March 31, 2002 and 2003 is unaudited)

NOTE 13. RELATED PARTY (CONTINUED)

There are several related parties who held Collateralized Notes issued by the Company. As of March 31, 2003, December 31, 2002 and 2001, they owned approximately $1,242,000, $696,000 and $1,080,000 in Collateralized Notes, which represents approximately 5.9%, 3.5% and 11.4% of the total balance, respectively.

In addition, SAC currently has an agreement with a realtor related to the development of the property referred to in Note 3. SAC will pay the realtor a finder's fee of $300 per lot and a 3.5% commission for each home sold. The realtor is an employee of a real estate company which is owned by an independent director and member of the audit committee. As of March 31, 2003 and December 31, 2002, SAC had an outstanding payable to the realtor of $12,300 and $18,300 respectively related to the finder's fee on Phase II. There were three homes sales closed as of March 31, 2003.

NOTE 14. SUBSEQUENT EVENTS (UNAUDITED)

On April 4, 2003, the Company acquired real estate owned property through a foreclosure on a mortgage loan whose outstanding balance as of March 31, 2003 was $1,627,313, including principal and accrued interest. The properties consist of a hotel and three parcels of land which were transferred from mortgage loans to real estate owned upon foreclosure.

On April 28, 2003, the Board of Directors declared a dividend equal to $0.30 per share of the Company's common stock, which was paid on May 1, 2003 to all common stockholders on record as of March 31, 2003.

On April 28, 2003, the Board of Directors elected to increase the maximum principal of Collateralized Notes that can be outstanding at any time from $50 million to $100 million. There is no minimum amount of Notes that may be sold.

On May 5, 2003, the Company increased one of its lines of credit with a bank by $500,000, making the total limit with this bank $3,500,000. The line of credit expires on July 1, 2003.

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YOU SHOULD RELY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION.

WE ARE NOT OFFERING THE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT
PERMITTED.

WE DO NOT CLAIM THAT THE INFORMATION IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE STATED ON THE COVER

                               Up to $232,586,000

                              SPECIALTY TRUST, INC.

                         COLLATERALIZED INVESTMENT NOTES

                          [Specialty Trust, Inc. Logo]

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                                   PROSPECTUS
                                  July 28, 2003
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